Exhibit 2.1

Execution Copy

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

ACXIOM HOLDINGS, INC.,

LIVERAMP, INC.,

(Solely for purposes of Sections 6.05 and 6.15)

ACXIOM CORPORATION

and

THE INTERPUBLIC GROUP OF COMPANIES, INC.

relating to the purchase and sale of 100% of the membership interests of

ACXIOM CORPORATION

dated as of July 2, 2018

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4.02	Authority and Enforceability	33
4.03	No Conflicts	33
4.04	Governmental Consents and Approvals	34
4.05	Litigation	34
4.06	No Ownership of Company Common Stock	34
4.07	Investment Purpose	34
4.08	Information Supplied	35
4.09	Brokers	35
4.10	Sufficient Resources	35
4.11	Investigation by Purchaser	36

ARTICLE V CONDUCT OF BUSINESS		36
5.01	Conduct of the Business	36

ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS		40
6.01	Reasonable Efforts to Complete	40
6.02	Regulatory and Other Approvals	41
6.03	Debt Financing	43
6.04	Stockholder Approvals	48
6.05	Separation	49
6.06	Access to Information; Confidentiality	50
6.07	No Solicitation	51
6.08	Further Assurances; Post-Closing Cooperation	56
6.09	Indemnification and Insurance	57
6.10	Books and Records; Post-Closing Access	58
6.11	Notification of Certain Matters	59
6.12	Transaction Litigation	59
6.13	Change of Name	60
6.14	Seller Written Consent	60
6.15	LiveRamp	60
6.16	Intercompany Accounts and Agreements	60
6.17	Payoff	61
6.18	Real Property	61
6.19	Reallocation of Employees	61

ARTICLE VII EMPLOYEE MATTERS		62
7.01	Employee Equity Awards	62
7.02	Employee Benefits	63

ARTICLE VIII TAX MATTERS		66
8.01	Tax Returns	66
8.02	Refunds	67
8.03	Tax Sharing Agreements	67

ARTICLE IX PRE-CLOSING TERMINATION OF AGREEMENT		68
9.01	Termination	68

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9.02	Effect of Termination	69
9.03	Termination Fee	69

ARTICLE X DEFINITIONS		71
10.01	Definitions	71

ARTICLE XI MISCELLANEOUS		89
11.01	Non-Survival of Representations, Warranties and Agreements	89
11.02	Assignment	89
11.03	Amendment; Waiver	89
11.04	Public Announcements	89
11.05	Expenses	90
11.06	Severability	90
11.07	No Third Party Beneficiaries	90
11.08	Governing Law and Jurisdiction	90
11.09	Waiver of Jury Trial	91
11.10	Specific Performance	91
11.11	Headings	92
11.12	Counterparts	92
11.13	Notices	92
11.14	Construction	93
11.15	Privilege; Counsel	93
11.16	Disclosure Schedules	94
11.17	Entire Agreement	94
11.18	No Recourse to Debt Financing Sources	94

Exhibits

Exhibit A	Form of Master Contribution and Assumption Agreement
Exhibit B	Accounting Principles
Exhibit C	Form of Intercompany Framework Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Patent Cross License Agreement

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of July 2, 2018, is made and entered into by and among Acxiom Corporation., a Delaware corporation (the “Company”), LiveRamp, Inc., a Delaware corporation (“LiveRamp”), solely for purposes of Sections 6.05 and 6.15, The Interpublic Group of Companies, Inc., a Delaware corporation (“Purchaser”) and Acxiom Holdings, Inc., a Delaware corporation (“Seller”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 10.01 hereof.

RECITALS

WHEREAS, Seller, currently a wholly-owned Subsidiary of the Company, shall, prior to Closing and pursuant to a merger between a Subsidiary of Seller and the Company, become the owner of all of the equity interests of the Company (the “Holdco Merger”), pursuant to the terms and conditions as set forth in a merger agreement in a form to be mutually agreed between Seller and Purchaser (the “Holdco Merger Agreement”);

WHEREAS, immediately after the consummation of the Holdco Merger and prior to Closing, the Company shall be converted into a limited liability company organized under the laws of the State of Delaware pursuant to Section 266 of the DGCL (the “LLC Conversion”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Seller, the Company and LiveRamp are entering into a Master Contribution and Assumption Agreement substantially in the form attached hereto as Exhibit A (the “Contribution Agreement”), pursuant to which the Company and LiveRamp will complete a restructuring related to Seller, the Company, the Business Subsidiaries and LiveRamp, including the Contribution Transactions, the Holdco Merger and the LLC Conversion, as described and substantially in accordance with Annex B to the Contribution Agreement (the “Separation”) at or prior to the Closing (other than any Delayed Transfer Assets or Delayed Transfer Liabilities, the treatment of which shall be governed pursuant to the terms and conditions of the Contribution Agreement);

WHEREAS, Seller will, upon the completion of the Holdco Merger and the LLC Conversion, and immediately prior to the Closing, own all of the Membership Interests;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Membership Interests (the “Sale”);

WHEREAS, the board of directors of Purchaser has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, the board of directors of each of Seller and the Company has (i) approved this Agreement and the Transactions, (ii) determined that this Agreement is expedient and for the best interests of each of Seller and the Company and its stockholders and (iii) resolved, subject to the terms of this Agreement, to recommend that the stockholders of each of Seller and the Company authorize the Holdco Merger, LLC Conversion and the Sale.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF MEMBERSHIP INTERESTS

1.01 Holding Company Merger and Conversion.

(a) Upon the terms and subject to the conditions set forth in this Agreement, after the receipt of the approval of the stockholders of the Company for the Holdco Merger, (a) the Company shall cause Seller and a Subsidiary of Seller (“Holdco Sub”) to complete the Holdco Merger, pursuant to which Holdco Sub shall merge with and into the Company, the separate corporate existence of Holdco Sub shall cease and the Company shall continue as the surviving corporation of the Holdco Merger and a wholly owned Subsidiary of Seller and (b) promptly following the Holdco Merger, Seller shall cause the Company to consummate the LLC Conversion, following which the Company shall be a wholly owned Subsidiary of Seller that is disregarded from Seller for U.S. income Tax purposes. The parties hereto shall treat the LLC Conversion, when taken together with the Holdco Merger, as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code for U.S. federal (and applicable state and local) income Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable Law).

(b) With respect to any rights or obligations applicable to Seller prior to the Closing in this Agreement, such rights, covenants or agreements shall be exercisable by (or applicable to) the Company prior to the Holdco Merger, applied mutandis mutatis, unless the context otherwise requires. With respect to any rights or obligations applicable to the Company prior to the Closing in this Agreement, such rights, covenants or agreements shall be exercisable by (or applicable to) Seller after the Holdco Merger, applied mutandis mutatis, unless the context otherwise requires.

1.02 Purchase and Sale of Membership Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell, assign, transfer and deliver to Purchaser, the Membership Interests, free and clear of all Encumbrances. At the Closing, in consideration for the purchase of the Membership Interests, Purchaser shall pay in cash to Seller (a) $2,300,000,000 (the “Base Purchase Price”), plus or minus (b) the Estimated Closing Adjustment Amount (the “Estimated Purchase Price”). The Estimated Purchase Price shall be adjusted pursuant to Section 1.03 (as so adjusted, the “Purchase Price”).

1.03 Purchase Price Adjustments.

(a) Estimated Closing Adjustment Amount. At least five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement certified by the Chief Financial Officer of Seller (solely in his capacity as the Chief Financial Officer of Seller and not in an individual capacity) (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of, as of 11:59 p.m., Eastern Time on the day prior to the Closing (assuming full completion of the Separation), (i) the Net Working Capital (the “Estimated Net Working Capital”), (ii) the amount of Cash (such estimated amount of Cash, the “Estimated Cash”), (iii) the amount of Debt (the “Estimated Debt”) and (iv) the amount of Transaction Expenses (the “Estimated Transaction Expenses”), along with reasonable supporting documentation with respect to the calculation of such amounts. Purchaser shall have a reasonable opportunity to review the Estimated Closing Statement with Representatives of Seller and shall have reasonable access to the personnel and the books and records of the Business Subsidiaries used in preparing the Estimated Closing Statement. Seller shall consider in good faith revising the Estimated Closing Statement to appropriately address any comments made by Purchaser. Notwithstanding anything to the contrary in this Agreement, in no event shall the delivery of the Estimated Closing Statement contemplated hereby or any comments thereto provided by Purchaser be deemed to constitute the agreement of Purchaser to any of the estimates or amounts set forth therein or be construed as a waiver by Purchaser of any provisions, rights or privileges hereunder. For purposes of this Agreement, “Estimated Closing Adjustment Amount” means the amount (positive or negative) equal to (A) (x) if the Estimated Net Working Capital is greater than the Target Working Capital by more than the Closing Adjustment Threshold, the amount by which the Estimated Net Working Capital is greater than the sum of the Target Working Capital and the Closing Adjustment Threshold, (y) if the Estimated Net Working Capital is neither greater than nor less than the Target Working Capital by the amount of the Closing Adjustment Threshold, zero, and (z) if the Estimated Net Working Capital is less than the Target Working Capital by more than the Closing Adjustment Threshold, a negative number equal to the amount by which the Estimated Net Working Capital is less than the result of the Target Working Capital minus the Closing Adjustment Threshold, plus (B) the Estimated Cash, minus (C) the Estimated Debt, minus (D) the Estimated Transaction Expenses. If the Estimated Closing Adjustment Amount is a positive number, the Estimated Purchase Price shall be calculated by adding the amount of the Estimated Closing Adjustment Amount to the Base Purchase Price on a dollar-for-dollar basis pursuant to Section 1.02. If the Estimated Closing Adjustment Amount is a negative number, the Estimated Purchase Price shall be calculated by subtracting the absolute value of the amount of the Estimated Closing Adjustment Amount from the Base Purchase Price on a dollar-for-dollar basis pursuant to Section 1.02. The Estimated Closing Statement shall be prepared in accordance with the accounting principles, practices, procedures, policies and methods set forth on Exhibit B (the “Accounting Principles”).

(b) Post-Closing Statement. As soon as reasonably practicable after the Closing Date (but not later than ninety (90) days thereafter), Purchaser will prepare and deliver to Seller a statement (the “Post-Closing Statement”) setting forth, as of 11:59 p.m., Eastern Time on the day prior to the Closing (assuming full completion of the Separation), (i) the Net Working Capital (the “Closing Net Working Capital”), (ii) the amount of Cash (such amount of Cash, the “Closing Cash”), (iii) the amount of Debt (the “Closing Debt”) and (iv) the amount of Transaction Expenses (the “Closing Transaction Expenses”), along with reasonable supporting documentation with respect to the calculation of such amounts. The Post-Closing Statement shall be prepared in accordance with the Accounting Principles. In preparation of the Post-Closing Statement, Purchaser and its Representatives shall have the access afforded to them pursuant to Section 6.10(b).

(c) Dispute Notice. In its review of the Post-Closing Statement, Seller and its Representatives shall have the access afforded to them pursuant to Section 6.10(b). The Post-Closing Statement shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified Purchaser in writing (the “Dispute Notice”) of any objections thereto consistent with the provisions of this Section 1.03(c) within forty-five (45) calendar days after the delivery of the Post-Closing Statement to Seller. The Dispute Notice shall specify in reasonable detail each item on the Post-Closing Statement that Seller disputes and Seller’s calculation of each such item. Any item not included as disputed in such notice shall be deemed accepted by Seller and Purchaser.

(d) Disputes. Disputes between Purchaser and Seller relating to the Post-Closing Statement that cannot be resolved by Purchaser and Seller within fifteen (15) Business Days after receipt by Purchaser of the Dispute Notice, or such longer period as Seller and Purchaser shall mutually agree in writing, may be submitted, by notice from Seller or Purchaser to the other, for resolution to a nationally recognized independent accounting firm to be mutually selected and retained jointly by Purchaser and Seller (the “Independent Accounting Firm”). Each of Purchaser and Seller shall submit to the Independent Accounting Firm (with a copy delivered to the other party on the same day), within ten (10) Business Days after the date of engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth its respective position on any disputed items. Each of Purchaser and Seller may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other party on the same day), within forty-five (45) days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other party. Unless requested by the Independent Accounting Firm in writing, no party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the Independent Accounting Firm such personnel, and such information, books and records and work papers and otherwise cooperate in good faith with the Independent Accounting Firm, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 1.03(d); provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(e) Independent Accounting Firm’s Determination. The Independent Accounting Firm shall act as an expert and not as an arbitrator. The Independent Accounting Firm shall be directed to apply the terms of the Accounting Principles and the definitions of Cash, Net Working Capital, Debt and Transaction Expenses herein. Promptly, but no later than ninety (90) days after its acceptance of its appointment as the Independent Accounting Firm, Purchaser and Seller shall direct the Independent Accounting Firm to determine, based solely on the written submissions of Purchaser and Seller and the terms of this Agreement and not by independent review, those items in dispute on the Post-Closing Statement and shall render a written report as to the resolution of each dispute and the resulting calculation of the Final Closing Adjustment Amount. Any such determination of an item in dispute shall be (i) with respect to Cash and Current Assets, neither lower than the amount specified by Purchaser in the Post-Closing Statement nor higher than the amount specified by Seller in the Dispute Notice and (ii) with respect to Current Liabilities, Debt and Transaction Expenses, neither higher than the amount specified by Purchaser in the Post-Closing Statement nor lower than the amount specified by Seller in the Dispute Notice. The Independent Accounting Firm shall have exclusive jurisdiction over, and resort to the Independent Accounting Firm as provided in this Section 1.03(e) shall be the sole and exclusive remedy of the parties hereto against one another or any other Person with respect to, any disputes arising out of or relating to the Post-Closing Statement and shall be enforceable in a court of law. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent manifest error in the application of this Section 1.03(e). The fee of the Independent Accounting Firm shall be borne by Purchaser and Seller in the same proportion that (x) the unresolved claims so submitted to the Independent Accounting Firm are unsuccessfully disputed by such party (as finally determined by the Independent Accounting Firm) bears to (y) the total amount of such unresolved claims so submitted to the Independent Accounting Firm.

(f) Final Closing Adjustment Amount. The Post-Closing Statement shall become final and binding upon Purchaser and Seller upon the earliest of (i) the failure by Seller to object thereto within the period permitted under, and otherwise in accordance with the requirements of, Section 1.03(c) (it being understood, for the avoidance of doubt, that Seller and Purchaser shall be deemed to have agreed upon all items and amounts that are not disputed by Seller in the Dispute Notice), (ii) the written agreement between Purchaser and Seller with respect thereto and (iii) the decision by the Independent Accounting Firm with respect to disputes under Section 1.03(c). The Post-Closing Statement, as deemed to be agreed pursuant to clause (i) above, or as adjusted pursuant to the written agreement of Purchaser and Seller or the decision of the Independent Accounting Firm, when final and binding, is referred to herein as the “Final Post-Closing Statement.” The “Final Closing Adjustment Amount” determined using the Final Post-Closing Statement means the amount (positive or negative) equal to (A) (x) if the Closing Net Working Capital is greater than the Target Working Capital by more than the Closing Adjustment Threshold, the amount by which the Closing Net Working Capital is greater than the sum of the Target Working Capital and the Closing Adjustment Threshold, (y) if the Closing Net Working Capital is neither greater than nor less than the Target Working Capital by the amount of the Closing Adjustment Threshold, zero, and (z) if the Closing Net Working Capital is less than the Target Working Capital by more than the Closing Adjustment Threshold, a negative number equal to the amount by which the Closing Net Working Capital is less than the result of the Target Working Capital minus the Closing Adjustment Threshold, plus (B) the Closing Cash, minus (C) the Closing Debt, minus (D) the Closing Transaction Expenses. The Estimated Purchase Price shall be (1) decreased by the amount, if any, by which the Final Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount, or (2) increased by the amount, if any, by which the Final Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount. The adjustment to the Estimated Purchase Price provided for in this Section 1.03(f) is referred to as the “Purchase Price Adjustment.”

(g) Payment of Purchase Price Adjustment. If the Purchase Price Adjustment is a positive number, Purchaser shall, within five (5) Business Days after the Final Closing Adjustment Amount is determined and the Final Post-Closing Statement becomes final and binding, pay or cause to be paid, to Seller cash in the amount of such Purchase Price Adjustment.

If the Purchase Price Adjustment is a negative number, Seller shall, within five (5) Business Days after the Final Closing Adjustment Amount is determined and the Final Post-Closing Statement becomes final and binding, pay or cause to be paid, to Purchaser cash in the amount of such Purchase Price Adjustment. If the Purchase Price Adjustment is equal to zero, no payment shall be made in respect of the Purchase Price Adjustment.

(h) Effect of Delayed Transfers. The Purchase Price shall be paid assuming that the Delayed Transfer Assets are contributed, assigned, transferred, conveyed and delivered and that the Delayed Transfer Liabilities are assumed, in each case in accordance with the terms of the Contribution Agreement, and the Purchase Price shall not be adjusted in any manner in respect of the Delayed Transfer Assets or Delayed Transfer Liabilities.

(i) Payments as Adjustment to Purchase Price. Payments made under Section 1.03(g) shall be adjustments to the Purchase Price for all purposes.

1.04 Withholding. Purchaser and each of its Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. To the extent that Purchaser determines that any such withholding is required with respect to any payment hereunder, Purchaser shall notify Seller no less than ten (10) Business Days prior to making such payment, and Purchaser and Seller shall cooperate in good faith to take such commercially reasonable actions as may be necessary to minimize any such withholding. To the extent that any amounts are deducted or withheld pursuant to this Section 1.04, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.05 Company Purchase Price Allocation.

(a) Purchaser and Seller agree that the acquisition of the Membership Interests contemplated by this Agreement will be treated as a purchase of the assets of the Company for U.S. federal income Tax purposes. Purchaser and Seller agree to allocate, and, as applicable, to cause their applicable Affiliates to allocate, the Company Purchase Price among the assets of the Company and any other relevant assets acquired (or deemed acquired for U.S. federal income Tax purposes in connection with the acquisition of the Membership Interest) in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Purchaser shall provide Seller with a proposed allocation of the Company Purchase Price (the “Purchaser’s Allocation”) no later than sixty (60) days after the Closing Date. If Seller disagrees with Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a notice (the “Seller’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation. If Seller’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Company Purchase Price. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any costs and expenses of the Independent Accounting Firm shall be borne substantially in accordance with Section 1.03(e). The allocation, as prepared by Purchaser if no Seller’s Allocation Notice has been timely given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Company Purchase Price Allocation”), shall be conclusive and binding on Purchaser and Seller. If the Independent Accounting Firm is unable to resolve any disputed items with respect to the Purchaser’s Allocation before the due date for an applicable Tax Return, such Tax Return shall be filed as prepared in a manner that reflects the Purchaser’s Allocation and then amended to the extent necessary to reflect the Independent Accounting Firm’s determination. The Company Purchase Price Allocation shall be adjusted as necessary and appropriate to reflect any payments treated as an adjustment to the purchase price for Tax purposes.

(b) Each of Purchaser and Seller shall timely file IRS Form 8594 and all U.S. federal, state, local and foreign Tax Returns in accordance with the Company Purchase Price Allocation. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), Purchaser, Seller and their respective Affiliates shall not take any Tax position that is inconsistent with the Company Purchase Price Allocation on any Tax Return, in any audit, investigation, contest, litigation or other proceeding, or otherwise.

ARTICLE II

THE CLOSING

2.01 Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Sale (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, P.C., One Market, Spear Tower, 34th Floor, San Francisco, California 94105 or at such other place as Purchaser and Seller mutually agree, commencing at 10:00 a.m. local time, on the first Business Day of the first calendar month on or immediately following the third (3rd) Business Day following the satisfaction or waiver of each of the conditions set forth in Section 2.02 (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) or at such other time or date as Purchaser and Seller may mutually agree (the “Closing Date”).

(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller the Estimated Purchase Price by wire transfer of immediately available funds to an account designated by Seller by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date.

(c) At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(1) a duly executed membership interest power or other appropriate form of sale, assignment and transfer with respect to the Membership Interests;

(2) a duly executed certificate of non-foreign status of Seller in accordance with Section 1445 of the Code and the Treasury Regulations promulgated thereunder; and

(3) written resignation letters, effective as of the Closing Date, of each of the directors of each of the Business Subsidiaries that is requested by Purchaser in writing at least three (3) Business Days prior to the Closing, effectuating his or her resignation from such position as a member of the board of directors (or equivalent governing body).

2.02 Conditions to Closing.

(a) Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Closing are subject to the fulfillment, at or before the Closing, of each of the following conditions:

(i) Stockholder Approvals. The Stockholder Approvals shall have been obtained.

(ii) Regulatory Approvals. All approvals or expirations or terminations of waiting periods (including any extensions thereof) required to be obtained or to have occurred under the Antitrust Laws of the jurisdictions listed in Section 2.02(a)(ii) of the Disclosure Schedules prior to Closing shall have been obtained or shall have occurred.

(iii) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions.

(iv) Separation. Subject to the terms of the Transaction Documents, the closing of the Separation required to be completed at or prior to the Closing under the Transaction Documents shall have occurred in accordance with the terms and conditions thereof in all material respects.

(v) The Holdco Merger and the LLC Conversion. The Holdco Merger and the LLC Conversion shall have been consummated.

(b) Conditions to the Obligations of Purchaser. The obligations of Purchaser hereunder to consummate the Closing and purchase the Membership Interests are subject to the fulfillment, at or before the Closing, of each of the following additional conditions (all or any of which may be waived in writing in whole or in part by Purchaser in its sole discretion):

(i) Representations and Warranties. (i) Each representation and warranty of Seller contained in Sections 3.03 and 3.17(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) (ii) the representation and warranty of Seller contained in Sections 3.01(a) through (d), 3.02, 3.19(a) and 3.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date and (iii) each other representation and warranty of Seller contained in this Agreement, without giving effect to any materiality, “Business Material Adverse Effect” or similar qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(ii) Performance of Obligations of Seller. The covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects.

(iii) Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of Seller by an officer of Seller, stating that the conditions specified in Sections 2.02(b)(i) and 2.02(b)(ii) have been satisfied.

(iv) No Business Material Adverse Effect. During the period from the date of this Agreement to the Closing, there shall not have occurred any Business Material Adverse Effect.

(c) Conditions to the Obligations of Seller. The obligations of Seller hereunder to consummate the Closing are subject to the fulfillment, at or before the Closing, of each of the following additional conditions (all or any of which may be waived in writing in whole or in part by Seller in its sole discretion):

(i) Representations and Warranties. (i) Each representation and warranty of Purchaser contained in Sections 4.01, 4.02 and 4.09 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), and (ii) each other representation and warranty of Purchaser contained in this Agreement, without giving effect to any materiality, material adverse effect or similar qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(ii) Performance of Obligations of Purchaser. The covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects.

(iii) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Purchaser by an officer of Purchaser, stating that the conditions specified in Sections 2.02(c)(i) and 2.02(c)(ii) have been satisfied.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (i) as otherwise set forth in the Disclosure Schedules (subject to Section 11.16), (ii) as set forth in the forms, schedules, prospectuses, registration statements, reports and other documents filed or furnished by Seller (or its predecessor registrant) with the SEC on or after March 31, 2017 (other than (x) any information that is contained solely in the “Risk Factors” section of such documents and (y) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such documents) and publicly available prior to the date of this Agreement or (iii) as relates exclusively to LiveRamp Assets or LiveRamp Liabilities, the Company and Seller jointly and severally represent and warrant to Purchaser as follows:

3.01 Organization.

(a) The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and upon the completion of the LLC Conversion, will be a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Seller is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(c) LiveRamp is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(d) Seller was formed for the purpose of engaging in the Holdco Merger and, since formation to the date hereof, Seller has not engaged in any activities other than in connection with this Agreement and the Separation.

(e) Each Business Subsidiary, its jurisdiction of incorporation or organization and each jurisdiction in which such Business Subsidiary is licensed or qualified as a foreign corporation (or other entity, if applicable) is set forth in Section 3.01(e) of the Disclosure Schedules. Each of the Business Subsidiaries is an entity duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Business Subsidiaries is qualified to do business under the Laws of every other jurisdiction in which such qualification is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Seller has made available to Purchaser a true, correct and complete copy of the Company’s certificate of incorporation and bylaws, and the comparable constituent or organizational documents for each Business Subsidiary that constitutes a “significant subsidiary” as defined in Section 1-02 of Regulation S-X under the Exchange Act, in each case as in effect as of the date of this Agreement.

3.02 Authority and Enforceability.

(a) The Company has all requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on the Business as now conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(b) Upon the consummation of the Holdco Merger, Seller will have all requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on the Business as now conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(c) The Company has all necessary corporate or limited liability company power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each other Transaction Document to which it is or will be a party. The execution, delivery, and performance of this Agreement and each other Transaction Document to which the Company is or will be a party, subject to obtaining the Stockholder Approvals, have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Purchaser, is or will be a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, general equity principles, other similar Laws of general application affecting enforcement of creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies (the “Enforceability Limitations”). Upon execution and delivery by the Company of each other Transaction Document to which it is or will be a party, each other Transaction Document, assuming due authorization, execution and delivery thereof by the other parties thereto, will be legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by the Enforceability Limitations.

(d) Seller has all necessary corporate power and authority to enter into, execute, deliver and, subject to obtaining the Stockholder Approvals and the adoption of the resolutions contemplated by Section 6.14, perform its obligations under this Agreement and each other Transaction Document to which it is a party. The execution, delivery and, subject to obtaining the Stockholder Approvals and the adoption of the resolutions contemplated by Section 6.14, performance of this Agreement and each other Transaction Document to which it is a party by Seller have been duly authorized by all requisite action on the part of Seller. This Agreement and each other Transaction Document to which it is a party has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by Purchaser, is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

(e) LiveRamp has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each other Transaction Document to which it is or will be a party.

(f) This Agreement and each other Transaction Document to which LiveRamp is or will be a party has been or will be duly executed and delivered by LiveRamp and is or will be a legal, valid and binding obligation of LiveRamp, enforceable against LiveRamp in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

(g) At a meeting duly called and held, the board of directors of the Company (i) determined that the Holdco Merger, the LLC Conversion, this Agreement, the Contribution Agreement, the Holdco Merger Agreement, the Separation and the Sale are expedient and for the best interests of the Company and its stockholders, (ii) approved this Agreement, the other Transaction Documents and the Transactions, (iii) resolved, subject to Section 6.07, to recommend that the stockholders of the Company adopt a resolution adopting the Holdco Merger Agreement and approving the Holdco Merger, the LLC Conversion and the Sale (the “Company Recommendation”) (provided that any Adverse Recommendation Change by the board of directors of the Company in accordance with Section 6.07 shall not be a breach of this Section 3.02(g)), and (iv) directed that the Holdco Merger, the LLC Conversion and the Sale be submitted for approval and the Holdco Merger Agreement be submitted for adoption by the stockholders of the Company at the Stockholders’ Meeting, which resolutions, subject to Section 6.07, have not been rescinded, modified or withdrawn.

(h) At a meeting duly called and held, the board of directors of Seller (i) determined that the Holdco Merger, the LLC Conversion, this Agreement, the Contribution Agreement, the Holdco Merger Agreement, the Separation and the Sale are expedient and for the best interests of Seller, and its stockholders, (ii) approved this Agreement, the other Transaction Documents and the Transactions and (iii) resolved, subject to the terms of this Agreement, to recommend that the stockholders of Seller adopt a resolution authorizing the Holdco Merger, the LLC Conversion and the Sale.

(i) The board of directors of the Company has received the opinion of Evercore Group L.L.C. to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Base Purchase Price is fair, from a financial point of view, to the Seller (after giving effect to the Holdco Merger). Promptly following the execution and delivery of this Agreement, the Company will make available to Purchaser a copy of such written opinion for information purposes only.

3.03 Capitalization and Title.

(a) After giving effect to the Holdco Merger and the LLC Conversion, the Membership Interests will represent all of the issued and outstanding equity or voting interests in the Company. After giving effect to the Holdco Merger and the LLC Conversion, Seller will be the sole record and beneficial owner of the Membership Interests, and, at the Closing, Seller will transfer and deliver to Purchaser valid title thereto, in each case free and clear of any

Encumbrances, other than (i) any Encumbrance arising out of, under or in connection with the Securities Act or any other applicable securities Laws, (ii) any Encumbrance arising out of or in connection with this Agreement or (iii) any Encumbrance created by Purchaser or its Affiliates. After giving effect to the Holdco Merger and the LLC Conversion, the Membership Interests will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights.

(b) After giving effect to the Holdco Merger and the LLC Conversion, (i) there will be no options, warrants, convertible or exchangeable securities or other rights or Contracts obligating the Company to issue or sell any shares of capital stock, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, the Company and no capital stock, equity securities or other equity interests of the Company will be reserved for issuance for any purpose, (ii) there will be no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, the Company and (iii) none of Seller or the Company will be a party to any voting trust, proxy, voting agreement or other similar Contract with respect to the voting of any shares of capital stock, or other equity or voting interests in, the Company.

(c) After giving effect to the Holdco Merger and the LLC Conversion, there will be no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. After giving effect to the Holdco Merger and the LLC Conversion, there will be no issued, reserved for issuance or outstanding restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in the Company.

3.04 Business Subsidiaries.

(a) The Business Subsidiaries have all requisite corporate or other organizational power and authority to own, lease and operate their properties and to carry on the Business as now conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) All the outstanding shares of capital stock of, or other equity or voting interests in, each Business Subsidiary (other than the Membership Interests) have been duly authorized and validly issued, are fully paid and non-assessable, are not subject to pre-emptive rights and are owned, directly or indirectly, by the Company or another Business Subsidiary, in each case free and clear of all Encumbrances, other than (i) any Encumbrance arising out of, under or in connection with the Securities Act or any other applicable securities Laws, (ii) any Encumbrance arising out of, or in connection with, this Agreement, or (iii) any Encumbrance created by or through, or resulting from any facts or circumstances relating to, Purchaser or its

Affiliates. Section 3.04(b)(i) of the Disclosure Schedules sets forth a true and complete list, as of the date hereof, of (1) all Business Subsidiaries and any joint ventures, partnerships, minority investments (other than LiveRamp Assets) or other arrangements in which any Business Subsidiary has a limited liability company, partnership or other equity interest, (2) the place of organization thereof and the ownership interest of the Company, any other Business Subsidiary, Seller or any other LiveRamp Entity therein, as well as, the ownership interest of any other Person or Persons in each such Business Subsidiary, joint venture, partnership, minority investment or other arrangement. Section 3.04(b)(i) of the Disclosure Schedules sets forth a true and complete list, as of the Closing, of (1) all Business Subsidiaries and any joint ventures, partnerships, minority investments (other than LiveRamp Assets) or other arrangements in which any Business Subsidiary has a limited liability company, partnership or other equity interest, (2) the place of organization thereof and the ownership interest of the Company, any other Business Subsidiary, Seller or any other LiveRamp Entity therein, as well as, the ownership interest of any other Person or Persons in each such Business Subsidiary, joint venture, partnership, minority investment or other arrangement. Except as set forth in Section 3.04(b) of the Disclosure Schedules, no Business Subsidiary owns, directly or indirectly, any capital stock or other equity or voting interest in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, any Person. Except as set forth in the Contribution Agreement, none of the Business Subsidiaries has any obligation to acquire any equity interest or other security in, or any commitment to make any capital contribution or investment in, or loan to, any Person (other than another Business Subsidiary).

(c) There are no options, warrants, convertible or exchangeable securities or other rights or Contracts obligating the Business Subsidiaries to issue or sell any shares of capital stock, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, the Business Subsidiaries and no capital stock, equity securities or other equity interests of the Business Subsidiaries are reserved for issuance for any purpose. There are no outstanding obligations of the Business Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, the Business Subsidiaries. None of Seller or the Business Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar Contract with respect to the voting of any shares of capital stock, or other equity or voting interests in, the Business Subsidiaries.

(d) There are no issued, reserved for issuance or outstanding restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by any Business Subsidiary (other than the Company) that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Business Subsidiary (other than the Company).

3.05 No Conflicts. Assuming that the Stockholder Approvals and all Consents set forth in Section 3.05 of the Disclosure Schedules have been obtained, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, Seller, LiveRamp and/or their applicable Subsidiaries (including of the Contribution Agreement by the Company and LiveRamp) do not and will not: (a) violate or conflict with the organizational documents of the Company, Seller, LiveRamp or any of their applicable Subsidiaries (b) conflict with or violate any Law or Governmental Order applicable to Seller or to any of the Business Subsidiaries or their respective properties or assets, as applicable; or (c) violate, conflict with or result in a breach of, or default under (with or without due notice or lapse of time or both), require any consent, waiver, notice to or approval under, or give rise to any right of termination, amendment, acceleration or cancellation of, or loss of any benefit under, or result in the creation of an Encumbrance, other than a Permitted Encumbrance, upon any of the properties or assets of the Business Subsidiaries pursuant to any Material Contract, except, in the case of clause (c), as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.

3.06 Governmental Consents and Approvals. Assuming the accuracy of Purchaser’s representation in Section 4.04, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, Seller and/or their applicable Subsidiaries (including of the Contribution Agreement by the Company and LiveRamp) do not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the HSR Act or any Antitrust Laws of the jurisdictions set forth in Section 3.06(a) of the Disclosure Schedules; (b) for any notification, or where appropriate, consultation or negotiations with a labor union, labor board, works council, employees or relevant Governmental Authority set forth in Section 3.06(b) of the Disclosure Schedules concerning the transactions contemplated hereby; (c) as required by the Securities Act, the Exchange Act and any other applicable state or federal securities Laws; (d) as required by Nasdaq; or (e) to the extent that the failure to obtain any such Consents would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

3.07 Financial Information ; Sarbanes-Oxley; SEC Company Reports.

(a) Section 3.07(a) of the Disclosure Schedules sets forth the audited combined balance sheets and related statements of operations, comprehensive income, parent company investments and cash flows of Acxiom Marketing Solutions (a business within Acxiom Corporation) as of and for the years ended March 31, 2017 and 2018 (the “Carve-Out Financial Statements”). The Carve-Out Financial Statements (i) fairly present in all material respects the combined financial position of Acxiom Marketing Solutions (a business within Acxiom Corporation) as at the respective dates thereof and their combined results of operations and combined cash flows for the respective periods then ended (subject to any adjustments described therein, including in any notes thereto) and (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated therein or in the notes thereto). The Carve-Out Financial Statements have been prepared in accordance with the underlying books, records and accounts of the Company, Seller and their respective Subsidiaries.

(b) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2016 (such forms, statements, reports and documents, together with those filed with or furnished to the SEC subsequent to the date of this Agreement and prior to the Closing, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished will, when filed or furnished, comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the board of directors of the Company (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) As of the date hereof, none of the Business Subsidiaries other than the Company is required to file or furnish any forms, statements, certifications, reports or other documents with the SEC.

(f) Neither the Company (to the extent related to the Business) nor any of the Business Subsidiaries is a party to, nor does it have any commitment to become a party to, any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K).

3.08 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the combined balance sheet as of March 31, 2018 included in the Carve-Out Financial Statements, (b) for Liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2018, (c) for Liabilities arising out of this Agreement and the Contribution Agreement (and which do not arise out of a breach by the Company or Seller of any representation, warranty or covenant in this Agreement or the Contribution Agreement), (d) LiveRamp Liabilities and (e) for Liabilities which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, none of Seller, the Company or any of their respective Subsidiaries has any Liabilities.

3.09 Litigation. There are no Actions pending or, to the Knowledge of Seller, threatened against any of the Business Subsidiaries, or any of their respective assets, rights or properties, or against any current or former officer, director or employee of any Business Subsidiary in its capacities as such, by or before any Governmental Authority, (i) which have been or would, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or (ii) which would or would reasonably be expected to prevent, materially delay or materially impair the ability of Seller, the Company or their respective Subsidiaries to consummate the Transactions.

3.10 Compliance with Laws; Permits.

(a) Since January 1, 2016, each of the Business Subsidiaries has been in compliance with all Laws applicable to the Business Subsidiaries or any of their assets and properties, and none of the Business Subsidiaries has received any written notice from a Governmental Authority alleging noncompliance, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. To the Knowledge of Seller, no investigation or review by any Governmental Authority with respect to the Business Subsidiaries or the Business is pending or, as of the date of this Agreement, threatened, nor has any Governmental Authority indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) Since January 1, 2016, the Business Subsidiaries are and have been in possession of, and in compliance with, all Permits necessary to carry on the Business as conducted, and all such Permits are in full force and effect and are not subject to any Action that would reasonably be expected to result in any modification, termination or revocation thereof, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(c) None of the Business Subsidiaries or, to the Knowledge of Seller, any current or former director, officer or employee, or any Person acting for or on behalf of any of the Business Subsidiaries is (i) a Person listed on any sanctions-related list of Designated Persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State, (ii) a Person operating, organized or resident in a country or region which is itself the subject of any sanctions (“Sanctioned Country”), or (iii) any Person owned or controlled by any Person or Persons specified in clauses (i) or (ii) above or otherwise the subject of sanctions (together, “Sanctioned Persons”). Each of the Business Subsidiaries is in compliance in all material respects with applicable sanctions and is not (i) engaged in any activity that would reasonably be expected to result in any Business Subsidiary being designated as a Sanctioned Person or (ii) engaged, directly or indirectly, in any business or transactions with any Sanctioned Person or in any Sanctioned Country, or in any manner that would result in the violation of sanctions by any Person, including Purchaser or any Affiliate thereof.

(i) Since January 1, 2016, the Business Subsidiaries and, to the Knowledge of Seller, their respective current or former officers, directors, employees and agents, acting in such capacity, have been in compliance in all material respects with: (A) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) to the extent applicable to the Business Subsidiaries and such officers, directors, employees and agents, and (B) the provisions of applicable anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Business Subsidiaries operate or have operated since January 1, 2016. Since January 1, 2016, none of the Business Subsidiaries or, to the Knowledge of Seller, their respective current or former officers, directors, employees and agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any of the FCPA or any Laws described in clause (B) of the immediately preceding sentence.

(ii) The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable anti-bribery and anti-corruption Laws in each jurisdiction in which the Business Subsidiaries operate.

(iii) Neither the Company nor any of its Subsidiaries is subject to any actual, pending civil, criminal, or administrative actions, suits, demands, claims, hearings, settlements, and to the Knowledge of Seller, notices of violation, investigations, proceedings, demand letters, or enforcement actions, or, since January 1, 2016, has made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to the FCPA or any other applicable anti-bribery, anti-corruption or anti-money laundering Laws.

3.11 Taxes.

(a) All material Tax Returns required to be filed by Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) or any Business Subsidiary have been timely filed by the due date thereof (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required to be paid by Seller with respect to the AMS Assets, the AMS Liabilities or the Business and all material Taxes required to be paid by or with respect to the Business Subsidiaries (including any consolidated, combined, unitary or affiliated group of which any of them is or has been a member), whether or not shown as due and payable on any Tax Return, have been duly and timely paid.

(c) There are no audits, claims, proceedings or assessments regarding Taxes pending or threatened in writing against Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities), the Business Subsidiaries or the Business.

(d) There is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material Taxes due and owing by or with respect to Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities), the Business Subsidiaries or the Business that has not been timely paid.

(e) Each of Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) and the Business Subsidiaries has collected, deducted and withheld and timely paid to the appropriate Governmental Authority all material Taxes required to be collected, deducted, withheld or paid by Seller or the applicable Business Subsidiary as required by applicable Law, including in connection with amounts paid or owing to, or received or owing from, any employee, independent contractor, creditor, stockholder or other third party.

(f) There are no Encumbrances for Taxes on any asset of Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) or of any Business Subsidiary other than Permitted Encumbrances.

(g) Neither Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) nor any Business Subsidiary is a party to any Tax sharing agreement or Tax indemnity agreement (other than any such agreement the principal purpose of which is not the sharing of or indemnification for Taxes) pursuant to which it will have any obligation to make any payments for or in respect of Taxes after the Closing Date.

(h) Neither Seller nor any Business Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a distribution during the last two (2) years that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(i) During the past three (3) years, neither Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) or any Business Subsidiary has been subject to a claim in writing by a taxing jurisdiction in which Seller or the applicable Business Subsidiary does not file Tax Returns that Seller or the applicable Business Subsidiary is or may be subject to taxation by that jurisdiction.

(j) Neither Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) nor any Business Subsidiary has extended or waived the application of any statute of limitations applicable to any claim for, or the period for the assessment or collection of, any material Tax.

(k) Neither Seller (to the extent related to the Business, the AMS Assets or the AMS Liabilities) nor any Business Subsidiary is or has been a party to any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(l) None of the Business Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated, unitary, loss sharing or similar group for purposes of filing any Tax Return or paying Taxes (other than any such group of which Seller or a Business Subsidiary is or was the common parent), or (ii) has any liability for Taxes of any Person (other than Seller, the Company or any Business Subsidiary) as a transferee, successor, by Contract (other than pursuant to any Contract the principal purpose of which is not the sharing of or indemnification for Taxes) or under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(m) At all times since its formation until the date of the LLC Conversion, the Company has been classified as a corporation for U.S. federal income Tax purposes.

(n) From the time of, and at all times since the date of, the LLC Conversion, the Company is or will be disregarded as an entity separate from its owner for U.S. federal income Tax purposes.

(o) All related party transactions involving the Business Subsidiaries are at arm’s-length in compliance in all material respects with applicable Tax Law, including Section 482 of the Code and the U.S. Treasury Regulations thereunder and any comparable provision of state, local or foreign Tax Law. Each Business Subsidiary has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance in all material respects with applicable Tax Law.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Disclosure Schedules sets forth a complete and accurate list of (i) each Benefit Plan and the entity that maintains such Benefit Plan (it being understood and agreed that individual employment or services agreements with AMS Employees that do not deviate from the applicable form of employment agreement or services agreement (a “Form of Agreement”) and does not provide for severance pay in excess of the amount required by applicable Law may be listed by reference to the specific Form of Agreement) and (ii) each material Seller Plan (each of which shall be separately identified). Seller agrees to provide a confidential side letter to Purchaser within thirty (30) days following the signing of this Agreement to provide, with respect to each Form of Agreement, a list of AMS Employees who are a party to such Form of Agreement. With respect to each Benefit Plan, to the extent applicable, Seller has furnished or made available to Purchaser, accurate and complete copies of (or, if furnishing any such documents is prohibited by applicable Laws, to the extent permitted by applicable Laws, redacted versions of such documents that remove personally identifiable information) (i) such Benefit Plan, as applicable, and all amendments thereto (it being understood that the obligation to furnish an employment or services agreement may be satisfied by providing the applicable Form of Agreement); and (ii) to the extent applicable, (A) the three (3) most recent annual reports on Form 5500 filed and all schedules thereto filed with respect to such Benefit Plan or similar reports, statements or informational returns required to be filed with or delivered to any Governmental Authority with respect to any Non-U.S. Benefit Plan, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Benefit Plan, (C) the three (3) most recent actuarial reports, financial statements or valuation reports relating to such Benefit Plan, (D) a current IRS opinion or favorable determination letter with respect to such Benefit Plan or similar correspondence with respect to any Non-U.S. Benefit Plan, (E) the most recent summary plan description, if any, required under ERISA or similar Law with respect to such Benefit Plan, and (F) all material correspondence to or from any Governmental Authority relating to such Benefit Plan during the past twelve (12) months. From and after the Closing, no Business Subsidiary (or any of their respective Affiliates) will have any Liabilities, whether current or contingent, in respect of any Seller Plan (or any other compensation or benefit plan, program, arrangement, policy or agreement that is not a Benefit Plan included on Section 3.12(a) of the Disclosure Schedules).

(b) With respect to each Benefit Plan and Seller Plan: (i) if intended to be qualified under Section 401(a) of the Code, such Benefit Plan is the subject of an unrevoked favorable determination or opinion letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code, (ii) such Benefit Plan has been established, maintained and administered in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, (iii) no disputes are pending, or, to the Knowledge of Seller, threatened against such Benefit Plan (or any assets or fiduciary thereof) other than routine claims for benefits made in the ordinary course of the Benefit Plan’s operations, and there are no current or threatened audits, investigations or non-routine requests for information by any Governmental Authority with respect to such Benefit Plan and (iv) if such Benefit Plan is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code), such Benefit Plan is in compliance with Section 409A of the Code and the regulations thereunder, and no such Benefit Plan or the consummation of the Transactions will cause any Participant to be subject to a Tax imposed by Section 409A(a)(1)(B) of the Code.

(c) None of the Business Subsidiaries nor any of their respective ERISA Affiliates sponsors or contributes to, or has any Liability, or has, within the past six (6) years, sponsored, contributed to or had any Liability with respect to, (i) a “defined benefit plan” (as defined in ERISA Section 3(35)), (ii) a “multiemployer plan” (as defined in ERISA Section 4001(a)(3) or 3(37)(A)), (iii) a pension plan subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, in any case, either directly or through any ERISA Affiliate, (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA) or other “multiple employer plan” (within the meaning of ERISA), or (v) any plan, program or arrangement that provides for post-retirement or other post-employment life or health or welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or similar applicable Law).

(d) During the immediately preceding six (6) years, (i) no Liability under Section 302 or Title IV has been incurred by the Business Subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and no condition exists that presents a risk to the Business Subsidiaries or any such ERISA Affiliates of incurring any such Liability, and (ii) no event has occurred and, to the Knowledge of Seller, there currently exists no condition or circumstances that would subject the Business Subsidiaries to any Controlled Group Liability with respect to any employee benefit plan that is not a Benefit Plan.

(e) All contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made under the terms of any of Benefit Plan, related funding arrangement or applicable Law have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Seller’s financial statements. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Benefit Plan or the imposition of any lien on the assets of any of the Business Subsidiaries under ERISA, the Code or other applicable Law.

(f) Except as specifically described on Schedule 3.12(f), the consummation of the Transactions will not (either alone or together with any other event, whether contingent or otherwise, and including a subsequent termination of employment or services) (i) trigger any payment or benefit (or increase thereof) to any AMS Employee, Participant or any other current or former employee, officer, director, individual independent contractor or other individual service provider of the Business Subsidiaries, (ii) accelerate the time of payment or vesting, trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Benefit Plan, or (iii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code), except, in the case of clauses (i) and (ii), as explicitly provided in this Agreement.

(g) There is no Contract, Benefit Plan or other plan, policy, program or arrangement by which any of the Business Subsidiaries is bound to compensate any AMS Employee, Participant or any other current or former employee, officer, director, individual independent contractor or other individual service provider of the Business Subsidiaries for taxes imposed pursuant to Section 409A or 4999 of the Code.

(h) With respect to each Non-U.S. Benefit Plan, (i) all Liabilities of the Business Subsidiaries are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by U.S. GAAP or other applicable accounting rules, and (ii) each Non-U.S. Benefit Plan that is intended to qualify for special Tax treatment meets all material requirements for such treatment, and, to the Knowledge of Seller, no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such qualification.

(i) Section 3.12(i) of the Disclosure Schedules sets forth an accurate and complete list, as of the date hereof, of all outstanding Employee RSUs and Employee Options, setting forth, subject to applicable data privacy Laws, (i) the holder’s name, (ii) the number of shares of Company Common Stock subject thereto, (iii) the grant date, (iv) with respect to any Employee Option, the exercise price per share and (v) the vesting status thereof.

3.13 Labor Matters.

(a) The Business Subsidiaries are, and since January 1, 2016, have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, worker classification, affirmative action, workers’ compensation, employment of foreign citizens, labor relations, collective bargaining, employee leave issues and unemployment insurance, in every case as it relates to the Business Employees, and to the Knowledge of Seller there are no Actions threatened against the Business Subsidiaries alleging any material violations of such Laws.

(b) Except as disclosed in Section 3.13(b) of the Disclosure Schedules, none of the Business Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other labor or trade union or works council contract applicable to Business Employees and, to the Knowledge of Seller, there are not any activities or proceedings of any labor union to organize any such Business Employees. Additionally, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to any of the Business Subsidiaries or any Business Employee or any other individual service provider thereof; (ii) there is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of Seller, threatened against or affecting any of the Business Subsidiaries, and none of the Business Subsidiaries has experienced any strike, material slowdown or material work stoppage, or lockout by or with respect to its Business Employees; (iii) there is no representation claim or petition pending before any applicable Governmental Authority; and (iv) there are no charges with respect to or relating to the Business Subsidiaries pending before any applicable Governmental Authority responsible for the prevention of unfair labor practices. Prior to the date of this Agreement, the Business Subsidiaries have satisfied any legal or contractual requirement to provide notice to, enter into any consultation procedure with or obtain an opinion from any labor or trade union, works council, employee forum or other employee representative body recognized by any of the Business Subsidiaries for collective consultation purposes in relation to any Business Employee, in connection with the execution of this Agreement or the Transactions.

(c) None of the Business Subsidiaries has effectuated a “plant closing” or “mass layoff” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any similar Law) or taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law. Each of the Business Subsidiaries is, and has been, in compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended and each similar state or local Law.

(d) Seller has made available to Purchaser a complete and accurate list, as of the date of this Agreement, of all employees of the Business Subsidiaries and any employee of LiveRamp and its Subsidiaries who has been designated an AMS Employee and will be transferred to any Business Subsidiary pursuant to the Contribution Agreement (collectively, the “Business Employees”), along with their (i) job title and date of hire, (ii) legal residence and location, (iii) salary or current wages, (iv) target and maximum cash incentive opportunity and (v) employment status (i.e., exempt v. non-exempt and active or inactive, including basis of inactive status); provided that such information regarding all Non-U.S. Employees will be provided in accordance with applicable data privacy Laws, including but not limited to the GDPR, in a form that is agreed upon between Seller and Purchaser, and is consistent with such Laws, such as limiting the transfer of personally-identifiable data, providing certain information in an aggregated and/or anonymized manner, and any data transfer shall be pursuant to a data transfer agreement or similar form of agreement between Seller and Purchaser, and subject to any notification requirements to such Non-U.S. Employees as required by Law. Such list will be updated by Seller at least three (3) Business Days prior to the Closing Date to reflect any terminations and new hires and reallocations consented to by Purchaser pursuant to Section 6.19(a) between the date hereof and the Closing Date. Seller agrees to update the above-referenced list within thirty (30) days following the signing of this Agreement, and subject to the above proviso regarding Non-U.S. Employees, to add the following information regarding the

Business Employees: (i) their reporting lines, (ii) their years of credited service, (iii) their 2017 incentive compensation, and (iv) any applicable severance opportunity. To the Knowledge of Seller, the services provided by the Business Employees as of the date hereof, together with the services required to be provided pursuant to the Intercompany Agreements and other Transaction Documents, constitute all of the services reasonably required to operate the Business in substantially the same manner as operated by the Seller and its Subsidiaries during the twelve (12) months prior to the Transactions.

(e) None of the Business Subsidiaries are delinquent in payment to any of their current or former directors, officers, employees, consultants or other service providers for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such directors, officers, employees, consultants and other service providers or in payments owned upon any termination of such person’s employment or service.

(f) To the Knowledge of Seller, no Business Employee or individual independent contractor of any of the Business Subsidiaries is bound by any contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any Governmental Authority that would materially interfere with the use of such Person’s best efforts to promote the interests of the Business Subsidiaries or that would materially conflict with the Business Subsidiaries’ business as currently conducted.

(g) All submissions of petitions to the United States Citizenship and Immigration Services requesting the grant of employment-based non-immigrant and immigrant visa benefits on behalf of Alien Employees were accurate in all material respects and otherwise compliant with all applicable Laws and none of Seller, the Business Subsidiaries or any of their respective Affiliates has or could reasonably expected to have any Liability in respect of any such submission.

3.14 Real Property.

(a) Each material lease, sublease, license or other occupancy agreement (each, a “Lease”) pursuant to which any of the Business Subsidiaries leases, subleases, licenses or occupies real property (the “Leased Real Property”) is legal, valid, binding and in full force and effect, enforceable against the parties thereto (subject to the Enforceability Limitations), and the applicable Business Subsidiary has or will have, following the Separation, good and valid leasehold title interest in each Leased Real Property pursuant to such Lease, free and clear of all Encumbrances other than Permitted Encumbrances. With respect to each Leased Real Property, (i) there are no material defaults by a Business Subsidiary and, to the Knowledge of Seller, there are no material defaults by any other party to such Lease under such Lease, (ii) except as set forth on Section 3.14(a)(ii) of the Disclosure Schedules, none of the Business Subsidiaries have subleased, licensed or otherwise granted anyone the right to use or occupy such Leased Real Property or any portion thereof or have collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein, (iii) there is no condemnation or other proceeding in eminent domain pending, or, to the Knowledge of Seller, threatened, affecting any portion of such Leased Real Property, (iv) the Leased Real Property is adequate to permit the use thereof in the manner that it is currently utilized by the Business Subsidiaries and none of the Business Subsidiaries has received written notice of any default under any restrictive covenants or zoning regulations of any Governmental Authority affecting the Leased Real Property that remains uncured, and no event has occurred that would constitute such a default, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, and (v) there are no outstanding options, rights of first offer, rights of first refusal or other purchase options with respect to any Leased Real Property or any portion thereof.

(b) The Business Subsidiaries have valid and good title to all of the real property owned in fee by the Business Subsidiaries (the “Owned Real Property”), free and clear of any Encumbrances other than Permitted Encumbrances. With respect to each Owned Real Property, (i) there are no leases, subleases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Owned Real Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal in favor of any third party to purchase the Owned Real Property or any portion thereof or interest therein, (iii) there is no condemnation or other proceeding in eminent domain pending, or, to the Knowledge of Seller, threatened, affecting any portion of such Owned Real Property, and (iv) none of the Business Subsidiaries has received written notice of any default under any restrictive covenants or zoning regulations of any Governmental Authority affecting the Owned Real Property that remains uncured, and no event has occurred that would constitute such a default, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(c) Section 3.14(c) of the Disclosure Schedules contains a complete and correct list of the (i) Owned Real Property and (ii) Leased Real Property. Seller has made available to Purchaser a true, correct and complete copy of each Lease with respect thereto (including all amendments, modifications and supplements thereto).

3.15 Intellectual Property.

(a) Section 3.15(a) of the Disclosure Schedules sets forth a true and complete list of (i) all Owned Business Intellectual Property that, as of the date hereof, is issued by, registered with, or subject to a pending application for issuance or registration with, any Governmental Authority (“Registered Owned Business IP”), and (ii) all material operating and applications computer software programs and databases owned, or purported to be owned, by a Business Subsidiary (“Proprietary Software”). One of the Business Subsidiaries exclusively owns the Owned Business Intellectual Property.

(b) The Business Subsidiaries have the right to use all material Seller Licensed Software as used in the business as currently conducted and contemplated to be conducted, including a sufficient number of seat or unit licenses. All issued Patents and Mark and Copyright registrations included in the Registered Owned Business IP are free and clear of all Encumbrances other than Permitted Encumbrances. The Registered Owned Business IP is subsisting and enforceable, and to the Knowledge of Seller, valid. As of the date hereof, there are no Actions pending or, to the Knowledge of Seller, threatened in writing in the twelve (12) months prior to the date hereof and not resolved, against Seller or the Business Subsidiaries contesting the validity or enforceability of any Registered Owned Business IP.

(c) The Business Subsidiaries, their respective products or services, and the conduct of the Business does not infringe or misappropriate any Intellectual Property Rights of any third party. As of the date hereof, there are no Actions pending, or threatened in writing in the twelve (12) months prior to the date hereof and not resolved, against Seller or any of the Business Subsidiaries alleging that Seller or any of the Business Subsidiaries are infringing or misappropriating any Intellectual Property Rights of any Person, which actions or claims, individually or in the aggregate, would reasonably be expected to be material to the Business, taken as a whole. Since January 1, 2016 until the date hereof, (i) to the Knowledge of Seller, no other Person has infringed upon, violated or misappropriated any material Business Intellectual Property and (ii) neither Seller nor any of the Business Subsidiaries has sent any written charge, complaint, claim, demand or notice alleging such infringement, violation or misappropriation.

(d) The execution, delivery and performance of this Agreement, the Contribution Agreement or any other Transaction Document and the consummation of the Transactions will not, pursuant to any Contract to which any of the Business Subsidiaries is a party, (i) require any of the Business Subsidiaries to assign, disclose or exclusively license to a third party any Owned Business Intellectual Property, or (ii) alter or impair any rights or use of any material Business Intellectual Property by Seller or any Business Subsidiary, including to any Seller Licensed Software licensed to Seller or such Business Subsidiary pursuant to a Material Contract.

(e) The Business Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, each current and former employee, consultant or independent contractor of Seller or any of the Business Subsidiaries who has had access to Trade Secrets of Seller or the Business Subsidiaries in the twenty-four (24) months prior to the date hereof, has entered into a written agreement with the applicable Business Subsidiaries that requires such employee, consultant or contractor to protect such Trade Secrets. No Trade Secrets included in the Business Intellectual Property have been authorized to be disclosed or, to the Knowledge of Seller, actually disclosed by any of the Business Subsidiaries to any other Person other than (i) in the exercise of reasonable business judgement, including with respect to the filing and prosecution of Patent applications or (ii) pursuant to a duty of confidentiality that imposes restrictions on the use and disclosure of such Trade Secrets that are at least as stringent as the restrictions on the use and disclosure of such information under which Seller or any of the Business Subsidiaries is obligated.

(f) All Persons (including current and former employees and independent contractors) who have created or contributed to the creation of any material Owned Business Intellectual Property have executed enforceable written agreements that validly and irrevocably assign to one of the Business Subsidiaries, to the extent permitted under applicable Law, all of their rights in and to such Owned Business Intellectual Property, or the Business Subsidiaries own all such Owned Business Intellectual Property pursuant to applicable Law.

(g) The conduct of the Business as presently conducted is, and in the thirty six (36) months prior to the date hereof has been conducted, in compliance with (i) all applicable Data Protection Laws, (ii) all applicable binding regulatory guidelines and (iii) applicable contractual commitments, terms of use and privacy policies of the Seller or Business Subsidiary with respect to the privacy or security of Personal Data in the possession of or otherwise subject to the control of the Business Subsidiaries (collectively, “Privacy Policies”) except, in each case, individually or in the aggregate, as would not reasonably be expected to be material to the Business, taken as a whole. Since January 1, 2016 until the date hereof, there has not occurred any material breach or acquisition of, or material unauthorized access to, any Personal Data in the possession of or otherwise subject to the control of the Business Subsidiaries and Seller and the Business Subsidiaries have not notified in writing, or to the Knowledge of Seller, been required by applicable Data Protection Law to notify in writing, any Person of any such breach, unauthorized access or acquisition. There are no Actions pending, or, to the Knowledge of Seller, threatened in writing in the thirty six (36) months prior to the date hereof, against the Business Subsidiaries asserting any violation by Seller or any Business Subsidiaries of any Data Protection Law or Privacy Policies. Except as would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2016 until the date hereof, none of the Business Subsidiaries has received any subpoenas, demands, or other written notices from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any applicable Data Protection Law.

(h) The Business Subsidiaries have maintained organizational, physical, administrative, and technical data security measures (including backup and disaster recovery technology processes) designed to protect the security and integrity of the Business Subsidiaries’ information technology systems (and Personal Data therein) that are designed to be in compliance in all material respects with any applicable Data Protection Law or the applicable Privacy Policies and consistent with (i) reasonable practices in the industry in which the Business Subsidiaries operate; and (ii) any currently effective contractual commitment made by any of the Business Subsidiaries that is applicable to its protection of Personal Data. Since January 1, 2016, (i) the Business Subsidiaries’ information technology systems have not malfunctioned or failed in a manner that has had a material impact on any of the Business Subsidiaries and (ii) there has been no material breach of the Business Subsidiaries’ information technology systems.

(i) No Proprietary Software contains, is derived from, or is distributed, integrated or bundled with, Open Source Software in a manner that (i) requires or conditions the use or distribution of such Software on the disclosure, licensing or distribution of any source code for any portion of such Software, or (ii) otherwise imposes any material limitation, restriction or condition on the right or ability of the any Business Subsidiary to use or distribute any Software.

(j) To the Knowledge of Seller, none of Seller, any Business Subsidiary, or any other party acting on behalf of Seller or a Business Subsidiary, has disclosed or delivered to any party any source code for any Proprietary Software. To the Knowledge of Seller, no event has occurred, and no circumstance or condition exists (including the execution of this Agreement and the consummation of the transactions contemplated hereby), that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery to any other Person of any source code for such Proprietary Software.

(k) None of the Proprietary Software contains any computer code or any other mechanisms which are intended to intentionally (i) disrupt, disable, erase or harm in any way such Proprietary Software’s operation, or cause such Proprietary Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications used with such Proprietary Software, or (ii) permit any Person to access such Proprietary Software or related IT systems without authorization.

(l) To the Knowledge of Seller, the computers, third-party software, and hardware used or held for use by Seller and the Business Subsidiaries are sufficient for the immediate and currently anticipated future needs of Seller and the Business Subsidiaries, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner.

3.16 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business: (i) the Business Subsidiaries are, and their respective operations, including their activities at the Owned Real Property and Leased Real Property, are and since January 1, 2016 have been, in compliance with all applicable Environmental Laws; (ii) since January 1, 2016, the Business Subsidiaries have obtained and are, and have been, in compliance with all Permits required for the operation of the Business under applicable Environmental Laws; (iii) since January 1, 2016, none of the Business Subsidiaries has received any written communication from any Governmental Authority or other Person, or otherwise been or become subject to any pending or, to the Knowledge of Seller, threatened Action or claim alleging a violation of or Liability arising under any Environmental Law; (iv) there has been no Release of Hazardous Materials at, from, or on any of the properties that are currently or, to the Knowledge of Seller, formerly owned, leased, or operated by any of the Business Subsidiaries, or any properties to which any of Business Subsidiaries has sent Hazardous Materials, for which Release any of the Business Subsidiaries could reasonably be expected to have Liability under Environmental Laws; and (v) since January 1, 2016, none of the Business Subsidiaries has paid any fine or penalty relating to any Environmental Law or Hazardous Materials.

(b) The Company has made available to the Purchaser complete and correct copies of any reports, audits or other material documents possessed or in the control of the Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any Subsidiary, or regarding the Company’s compliance (or noncompliance) with applicable Environmental Laws.

3.17 Absence of Certain Changes. Since March 31, 2018 to the date hereof:

(a) Except (i) in connection with the negotiation and execution of this Agreement or the Separation as set forth on Annex A to the Contribution Agreement, or (ii) as otherwise contemplated or permitted by this Agreement, the Business has been conducted in the ordinary course consistent with past practice; and

(b) There has not occurred a Business Material Adverse Effect.

(c) None of Seller, the Company and their Subsidiaries has taken any action that would require Purchaser’s consent in accordance with Section 5.01 if such action was taken after the date of this Agreement.

3.18 Material Contracts. Section 3.18 of the Disclosure Schedules contains an accurate list as of the date of this Agreement of all the Contracts currently in effect of the following types that is an AMS Asset, and to which any of the Business Subsidiaries is a party or to which any of their assets or properties is subject, other than (x) the Transaction Documents, and (y) the Benefit Plans and Non-U.S. Benefit Plans (the “Material Contracts”):

(a) any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act other than any such Contract that is not required to be filed under clause (iii)(C) thereof) or (ii) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(b) any Contract that restricts or prohibits, or purports to restrict or prohibit, any Business Subsidiary from engaging or competing in any business or soliciting the business of any customer in any geographic area (in each case, other than covenants not to assert, sue or challenge), including any Contracts that contain terms requiring any Business Subsidiary to conduct business on an exclusive basis (or that following the Closing would apply to Purchaser or any of its Affiliates in any such manner);

(c) any loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those solely between or among the Business Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1,000,000;

(d) any Contract establishing or governing the operation or management of any joint venture or partnership or other similar Contract involving a sharing of profits and expenses, in each case, that is material to the operation of the Business;

(e) any material Contract with (i) any of the top twenty-five (25) currently active customers of the Business Subsidiaries, based on revenue generated by the Business for the year ended March 31, 2018, in each case for the purchase by such customers of the products and services of any Business Subsidiary and (ii) any of the top twenty-five (25) currently active vendors of the Business Subsidiaries, based on annual expense of the Business Subsidiaries for the year ended March 31, 2018;

(f) any Contract (i) that contains a “most-favored-nation” clause or similar term pursuant to which any of the Business Subsidiaries provides preferential pricing to any other Person or (ii) that grants to any third party any put, call, right of first refusal or right of first offer or any option to purchase or otherwise acquire any interest in any AMS Asset, in each case of clause (i) and (ii) that would reasonably be expected to be material to the operation of the Business by the Business Subsidiaries;

(g) any Contract providing for the acquisition or disposition by any Business Subsidiary, including on a contingent basis, of (i) any assets outside the ordinary course of business consistent with past practice or (ii) any business, legal entity or equity interests, in each case other than Contracts for transactions that have closed for which there are no remaining holdback or deferred purchase obligations, earn-out obligations, pending indemnification obligations that are not fully secured by funds held in escrow or other contingent or similar obligations (other than obligations with respect to time-based employee retention);

(h) any Contract that obligates any of the Business Subsidiaries to make any loans, advances or capital contributions to, or investments in, any third party in excess of $1,000,000;

(i) any Contract under which any of the Business Subsidiaries: (i) has granted to any other Person an express license, covenant not to sue, covenant not to assert or assignment of any Patents included in the Business Intellectual Property or any other material Owned Business Intellectual Property, including any material Proprietary Software (excluding, in the case of Proprietary Software, non-exclusive licenses to customers in the ordinary course of business), (ii) has received from any other Person an express license, covenant not to sue, covenant not to assert or assignment to any Patents or any other material Business Intellectual Property (other than Software); or (iii) has received an express license to any material Software that constitutes Business Intellectual Property (excluding licenses for generally available, unmodified, commercial Software or “click-wrap,” “shrink-wrap” or freely downloadable Software (including Open Source Software) or licenses included in advertising insertion orders) for an annual cost of greater than $5,000,000;

(j) any Contract pursuant to which (i) any third Person creates, develops, supports, maintains or customizes for or on behalf of any of the Business Subsidiaries any Intellectual Property Rights or Software material to the Business for aggregate annual or one time fees in excess of $5,000,000 or (ii) any of the Business Subsidiaries creates, develops or customizes any Intellectual Property Rights or Software for any third Person, where fees attributable to such creation, development or customization are in excess of $5,000,000 on an annual basis;

(k) any Contract with a Governmental Authority;

(l) all Legacy Intercompany Agreements;

(m) any Lease that obligates any of the Business Subsidiaries to pay rent in excess of $5,000,000 per year in the aggregate;

(n) any Contract that provides for or is reasonably likely to require capital expenditures by any Business Subsidiary in excess of $5,000,000 in any given year in the aggregate other than Leases;

(o) any collective bargaining agreement; and

(p) any outstanding commitment or agreement to enter into any of the foregoing.

Seller has made available to Purchaser prior to the date of this Agreement a complete and correct copy of each Material Contract as in effect on the date of this Agreement. No Business Subsidiary is in breach of or default under the terms of any Material Contract, in each case where such breach or default would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To the Knowledge of Seller, no other party to any Material Contract is in breach of or default under the terms of any Material Contract, in each case where such breach or default would reasonably be expected to have, individually or in the aggregate, a

Business Material Adverse Effect. Each Material Contract is a valid and binding obligation of the applicable Business Subsidiary and, to the Knowledge of Seller, a valid and binding obligation of each other party thereto. Each Material Contract is in full force and effect and enforceable against the other parties thereto, except (i) as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (ii) as such enforceability may be limited by the Enforceability Limitations and (iii) for any Material Contract that has expired or been terminated in accordance with its terms other than as a result of a breach thereof or default thereunder by the applicable Business Subsidiary.

3.19 Sufficiency of Assets.

(a) Assuming compliance by Seller with its obligations under, and the provision and license of technology, services and assets required under, the Intercompany Agreements and other Transaction Documents, the Business Subsidiaries will have good, valid and marketable title to or the right to use of, upon the completion of the Separation in accordance with the terms of the Contribution Agreement, all material assets (including Intellectual Property Rights) necessary for the Business Subsidiaries to operate the Business in substantially the same manner as operated by the Seller and its Subsidiaries during the twelve (12) months prior to the Transactions. Nothing set forth in the foregoing sentence shall constitute a representation or warranty of any kind (i) that the assets of the Business Subsidiaries are of any particular quality, operating condition or suitability for the uses for which they are or may be used, or (ii) with respect to noninfringement of Intellectual Property Rights, which is addressed solely in Section 3.15(c). It is understood and agreed that any breach of the representation and warranty set forth in this Section 3.19 may be cured by Seller if Seller or its Affiliates agrees to transfer, license or otherwise make available to Purchaser or its Affiliates, for no additional consideration, any of the assets that the Business Subsidiaries would have needed to own in order to make the representation and warranty set forth in this Section 3.19 true and correct in all material respects.

(b) Except as set forth on Section 3.19(b) of the Disclosure Schedules, there are not any material Contracts which provide goods or services to or from any Third Party and that relate to both the AMS Business and the LiveRamp Business or to which both a Business Subsidiary or Seller or any of its Subsidiaries (as of Closing) are parties.

3.20 Customers and Vendors. Section 3.20 of the Disclosure Schedules sets forth a complete and correct list as of the date of this Agreement of the top twenty-five (25) currently active customers of the Business, based on revenue generated by the Business for the fiscal year ended March 31, 2018, and the top twenty-five (25) currently active vendors of the Business, based on an annual expense to the Business for the fiscal year ended March 31, 2018. No such customer or vendor has, since March 31, 2017 until the date hereof, delivered to the Company or any of its Subsidiaries written notice of (i) its intention to terminate or materially adversely change its relationship with Seller or any Business Subsidiary or (ii) a material dispute with Seller or any Business Subsidiary, other than disputes arising in the ordinary course of business that are not, on the whole, material to the Business.

3.21 Insurance. Section 3.21 of the Disclosure Schedules sets forth an accurate and complete list of all material insurance policies maintained on behalf of the Business Subsidiaries or with respect to which any Business Subsidiary is a named insured or otherwise the beneficiary of coverage, accurate summaries of which have been made available by Seller to Purchaser, together with an accurate and complete list of all material pending claims and claims paid under such insurance policies (or predecessor insurance policies) for the two year period ending on the date hereof. The Business Subsidiaries have maintained on their behalf insurance in such amounts and against such risks in all material respects as is customary for the industries in which the Business Subsidiaries operate and as the management of the Company and the Business Subsidiaries have in good faith determined to be reasonable. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, all material insurance policies maintained on behalf of the Business Subsidiaries are in full force and effect, all premiums and other payments due on such policies have been paid by or on behalf of the Business Subsidiaries and all claims thereunder have been filed in due and timely fashion. Neither Seller nor any Business Subsidiary has received any written notice from an insurer under any such insurance policies canceling, suspending, revoking, modifying or materially amending any such policy or denying coverage thereunder.

3.22 Stockholder Approvals. Assuming the Stockholder Approvals are obtained, no other vote of stockholders of Seller or the Company is required in connection with the consummation of the Transactions.

3.23 Information Supplied. The Proxy Statement will not, as of the date of filing and at the date it is first mailed to the stockholders of Seller (or its predecessor registrant) and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 3.23 will not apply to statements or omissions included in the Proxy Statement based upon information furnished to Seller by Purchaser in writing specifically for use therein.

3.24 State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation or any anti-takeover provision in the organizational documents of the Seller or the Company, is applicable to Seller, the Company, the Membership Interests, this Agreement, the Sale or the other transactions contemplated by this Agreement.

3.25 Brokers. Seller shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Sale and the other transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Seller or the Business Subsidiaries.

3.26 Reorganization. Annex A to the Contribution Agreement sets forth the corporate structure of the Company and its Subsidiaries before and after the Separation and each step taken in order to effect the Separation, including any Consent that is required by or with respect to any Business Subsidiary that would affect the Separation.

3.27 Disclaimer. Except as set forth in this Article III or the other Transaction Documents, none of Seller, its Affiliates or any of its Representatives makes or has made any other representation or warranty, express or implied, in respect of Seller, the Business Subsidiaries or their respective Affiliates. Any such other representation or warranty is hereby expressly disclaimed. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Seller in this Article III or the other Transaction Documents, none of Seller, its Affiliates or any of its Representatives makes or has made any representation or warranty to Purchaser or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate or budget of future results or future financial condition relating to Seller, any of the Business Subsidiaries or the Business, or (b) any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of Seller, any of the Business Subsidiaries or the Business, the negotiation of this Agreement or in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

4.01 Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware.

4.02 Authority and Enforceability. Purchaser has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery of this Agreement by Seller, LiveRamp and the Company, this Agreement is a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

4.03 No Conflicts. Assuming that all Consents contemplated by Section 4.04 have been obtained, the execution, delivery and performance of this Agreement by Purchaser do not and will not: (a) violate or conflict with the organizational documents of Purchaser; (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its properties or assets; or (c) violate, conflict with or result in a breach of, loss of benefit or default under (with or without due notice or lapse of time or both), require any consent, waiver, notice to, or approval under or give rise to any right of termination, amendment, acceleration or cancellation of, or loss of any benefit under, or result in the creation of an Encumbrance, other than any Permitted Encumbrance, upon any of the properties or assets of Purchaser pursuant to, any Contract to which Purchaser or any of its Affiliates is a party or by which Purchaser or any of its Affiliates or any of their respective properties or assets may be bound except, in the case of clause (c), as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

4.04 Governmental Consents and Approvals. Assuming the accuracy of Seller’s representations in Section 3.06, the execution, delivery and performance of this Agreement by Purchaser do not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the HSR Act or the Antitrust Laws of the jurisdictions set forth on Section 3.06(a) of the Disclosure Schedules; (b) for any notification, or where appropriate, consultation or negotiations with a labor union, labor board, works council, employees or relevant Governmental Authority concerning the Transactions; (c) as required by the Securities Act, the Exchange Act or any other applicable state or federal securities Laws; (d) as required by any applicable stock exchange; or (e) to the extent that the failure to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

4.05 Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened, against Purchaser, any of its Affiliates or any of their respective assets, rights or properties, by or before any Governmental Authority, and Purchaser, its Affiliates and their respective assets, rights or properties are not subject to any Governmental Orders, in each case which would, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

4.06 No Ownership of Company Common Stock.

(a) Purchaser is not, nor at any time during the last three years has it been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

(b) Purchaser is not (i) an Interested Stockholder or (ii) any other Person (whether or not itself an Interested Stockholder) which is, or after the Transactions would be, an Affiliate of an Interested Stockholder. For purposes of this Section 4.06(b) only, the terms “Interested Stockholder” and “Affiliate” shall have the meanings ascribed to such terms in the Company’s Amended and Restated Certificate of Incorporation in effect as of the date hereof.

4.07 Investment Purpose. Purchaser is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Membership Interests are not registered under the Securities Act, or any state securities Laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws, as applicable. Purchaser acknowledges it is a sophisticated party and has sufficient knowledge, experience and expertise to evaluate, and is fully informed as to, the merits and risks of the transactions contemplated by this Agreement and ownership of the Membership Interests, and that Purchaser has been adequately represented by counsel with respect to such transactions. Purchaser is able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment). Purchaser acknowledges that Seller has given Purchaser and its representatives the opportunity to ask questions of Seller and the Business Subsidiaries and to acquire such additional information regarding the Business and its financial condition as Purchaser has requested.

4.08 Information Supplied. None of the information supplied or to be supplied by or on behalf of Purchaser in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, as of the date of filing and at the date it is first mailed to the stockholders of Seller and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.09 Brokers. Purchaser shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Sale and the other transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Purchaser.

4.10 Sufficient Resources.

(a) Purchaser has delivered to the Company true and complete copies of a fully executed commitment letter, including all annexes, exhibits, schedules, supplements, term sheets and other attachments thereto, pursuant to which the lenders and other parties thereto have agreed, on the terms and subject to the conditions set forth therein, to provide Purchaser financing in the amounts set forth therein (the “Debt Financing”), and any fully executed fee letters and engagement letters relating thereto (collectively, the “Commitment Letter”); provided that the fee amounts, market flex provisions and other economic terms (none of which would adversely affect the amount or availability of the Debt Financing other than through original issue discount) may be redacted.

(b) As of the date hereof, the Commitment Letter is in full force and effect and is a valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto. Assuming due and valid execution by each other party thereto, the Commitment Letter is fully and specifically enforceable against the parties thereto in accordance with its terms, subject to the Enforceability Limitations. As of the date hereof, the Commitment Letter has not been amended or modified in any respect, and to the knowledge of Purchaser, the commitments contained therein have not been withdrawn, rescinded or otherwise terminated, nor, to the knowledge of Purchaser, is any such amendment, modification, withdrawal or rescission currently contemplated or the subject of discussions. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under the Commitment Letter, assuming the satisfaction of the conditions set forth in Section 2.02(a) and Section 2.02(c) and subject to the terms and conditions of the Commitment Letter, or would otherwise result in any portion of the Debt Financing contemplated thereby being unavailable on the Closing Date. There are no conditions precedent to the funding of the full amount of the Debt Financing (including any flex or other redacted provisions) other than the conditions precedent set forth in the Commitment Letter. As of the date hereof, other than the Commitment Letter, to the knowledge of Purchaser, there are no side letters or other contracts, arrangements or understandings (written or oral) directly or indirectly related to the Debt Financing (except for customary non-disclosure agreements and diligence non-reliance letters that do not impact the conditionality or amount of the financing) that could have an Adverse Effect on the Debt Financing. Subject to the terms and conditions of the Commitment Letter, assuming the satisfaction of the conditions to Purchaser’s obligations to consummate the Closing, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter (after netting out applicable fees, expenses, original issue discounts and similar premiums and charges provided under the Commitment Letter), together with other financial resources of Purchaser, including its cash on hand and marketable securities, will, in the aggregate, be sufficient to (i) consummate the Closing upon the terms contemplated by this Agreement, (ii) pay all amounts payable at the Closing by Purchaser or its Affiliates pursuant to this Agreement and the other Transaction Documents to which Purchaser is a party and (iii) pay all related fees and expenses of Purchaser and any of their respective Affiliates and Representatives. Purchaser or its Affiliates has fully paid, or caused to be paid, any and all commitment fees and any and all other fees and expenses, in each case which are required to be paid on or prior to the date hereof pursuant to the terms of the Commitment Letter.

(c) Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Debt Financing shall not be a condition to the obligation of Purchaser to consummate the Transactions.

4.11 Investigation by Purchaser. Purchaser has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Business Subsidiaries and the Business and acknowledges that it has been provided access to the properties, premises and records of the Business Subsidiaries and the Business for this purpose. In entering into this Agreement, Purchaser has relied solely upon its own investigation and analysis, and Purchaser acknowledges that, except for the representations and warranties of Seller expressly set forth in Article III and the other Transaction Documents, none of Seller nor any of its Representatives makes, and Purchaser has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Representatives. Without limiting the generality of the foregoing, except for the representations and warranties made by Seller in Article III or the other Transaction Documents, none of Seller nor any of its Representatives or any other Person has made, and Purchaser has not relied on, a representation or warranty to Purchaser with respect to (a) any projections, estimates or budgets of future results or future financial condition relating to Seller, any of the Business Subsidiaries or the Business or (b) any material, documents or information relating to Seller, the Business Subsidiaries or the Business made available to Purchaser or its Representatives in any “data room” or otherwise, except as expressly and specifically addressed by a representation or warranty set forth in Article III or the other Transaction Documents.

ARTICLE V

CONDUCT OF BUSINESS

5.01 Conduct of the Business. From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 9.01), except (i) as required by applicable Law, (ii) as set forth on Section 5.01 of the Disclosure Schedules, (iii) as specifically required under this Agreement, (iv) in connection with the Contribution Transactions, in accordance with and as expressly contemplated by this Agreement and the Contribution Agreement, (v) for entry into an agreement for or the consummation of a Permitted LiveRamp Proposal, (vi) as relates solely to LiveRamp Assets or LiveRamp Liabilities or any employees of the Seller or any of its Subsidiaries that are not Business Employees or (vii) as otherwise waived or consented to in writing by Purchaser (which waivers or consents, except in connection with Sections 5.01 (a) through (e), (j), (m), (o), (p), (q) and (s) shall not be unreasonably withheld, conditioned or delayed), Seller and the Company (x) shall and shall cause their respective Subsidiaries to (a) carry on the Business in all material respects in the ordinary course of business consistent with past practice, and (b) use commercially reasonable efforts to preserve intact the goodwill of the Business and the relationships of the Business Subsidiaries with their distributors, licensors, creditors, lessors, officers and other key employees, customers and suppliers and with Governmental Authorities, in all material respects in accordance with applicable Law and (y) shall not, and shall cause their respective Subsidiaries (or, with respect to any AMS Assets or AMS Liabilities that are not held by the Business Subsidiaries, the applicable LiveRamp Entities) not to:

(a) amend the certificate or articles of incorporation or by-laws (or other comparable organizational documents) of Seller (prior to the Holdco Merger) or any of the Business Subsidiaries or take any action with respect to any such amendment;

(b) split, combine, subdivide, reclassify, purchase, redeem, repurchase or otherwise acquire, issue, sell, pledge, dispose, encumber or grant any shares of Seller (prior to the Holdco Merger) or any Business Subsidiary’s capital stock or any options, warrants, convertible or exchangeable securities, stock-based performance units, equity awards denominated in shares of Seller (prior to the Holdco Merger) or any Business Subsidiary’s capital stock or other rights of any kind to acquire any shares of Seller (prior to the Holdco Merger) or any Business Subsidiary’s capital stock or enter into any agreement, understanding or arrangement with respect to the sale or voting of any Business Subsidiary’s capital stock;

(c) declare, set aside, authorize, make or pay any dividend or other distribution, payable in stock, property or otherwise, with respect to any of its or the Business Subsidiaries’ capital stock, other than dividends or other distributions (i) paid by any direct or indirect Business Subsidiary to any other Business Subsidiaries or (ii) payable in Cash, subject to Section 5.01(s);

(d) acquire (by merger, consolidation, lease, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses, other than (i) in the ordinary course of business consistent with past practice, (ii) pursuant to Contracts in effect on the date hereof and (iii) capital expenditures, which are the subject of Section 5.01(l);

(e) sell, license, lease or otherwise transfer, or create or incur any Encumbrance on any of the Business Subsidiaries’ material assets, securities, Owned Business Intellectual Property, properties, interests or businesses or any material AMS Assets, other than (i) with respect to inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) with a sale, license, lease or other transfer (including any related assumed indebtedness) the price or fee for which does not exceed $1,000,000 individually or $5,000,000 in the aggregate, (iii) pursuant to Contracts in effect on the date hereof, (iv) Permitted Encumbrances, (v) sales or licenses of any products or services of the Business Subsidiaries, made in the ordinary course of business consistent with past practice and (vi) non-exclusive licenses or sublicenses with respect to any Owned Business Intellectual Property or other Business Intellectual Property granted in the ordinary course of business consistent with past practice;

(f) make any change in financial accounting methods, principles or practices of the Business Subsidiaries, except as required by GAAP or applicable Law;

(g) except (i) as required pursuant to a Benefit Plan or Contract in effect as of the date hereof, (ii) as otherwise required by applicable Law, or (iii) for actions for which Purchaser and the Business Subsidiaries will not have any Liability (which shall include, for the avoidance of doubt, actions with respect to any current or former employees, independent contractors, consultants or directors of Seller or any Subsidiaries of Seller other than the Business Subsidiaries) and which will not increase the cost of operating the Business Subsidiaries from and after the Closing (taking into account Purchaser’s obligations pursuant to Section 7.02 below), (A) increase or accelerate the payment or vesting of any compensation or benefits payable or to become payable to any Business Employee, Participant or any other current or former employee, officer, director, individual independent contractor or other individual service provider of any Business Subsidiary, (B) adopt, enter into or establish any Benefit Plan or make any grants or awards pursuant to any existing Benefit Plan, (C) amend, modify or terminate any Benefit Plan or any grants or awards thereunder, (D) amend the terms of any outstanding equity-based awards of the Business Subsidiaries, (E) hire or make an offer to hire any new Business Employee or any employee, director, or independent contractor of any Business Subsidiary, in either case, at the level of Vice President (or its equivalent) or above, (F) terminate the employment of any Business Employee at the level of Vice President (or its equivalent) or above without “cause,” or (G) make or forgive any loans to any Business Employee, Participant or any other current or former employee, officer, director, individual independent contractor or other individual service provider of any Business Subsidiary;

(h) (i) incur, assume, endorse, guarantee or otherwise become liable for, or modify in any material respects the terms of, any indebtedness for borrowed money, or offer, issue or sell any debt securities, warrants or other rights to acquire any debt securities of the Business Subsidiaries, except, in each case, for indebtedness, debt securities, warrants or other rights (A) incurred pursuant to the Credit Agreement, (B) solely owing by one or more wholly owned Business Subsidiaries to another wholly owned Business Subsidiary or (C) not exceeding $5,000,000 in the aggregate; or (ii) redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any indebtedness, debt securities, warrants or other rights, except in each case which may be required in connection with the Transactions and which indebtedness, debt securities, warrants or other rights will be LiveRamp Assets or LiveRamp Liabilities and not be transferred to or assumed by the Company or by a Business Subsidiary as part of the Separation; provided, that any indebtedness incurred or for which Seller or any Business Subsidiary otherwise becomes liable pursuant to this Section 5.01(h) must permit the Transactions;

(i) (i) terminate, or modify or amend in a manner materially adverse to the Business or any Business Subsidiary (including after giving effect to the Separation), any Material Contract, other than (A) terminations or non-renewals in connection with the expiration of any such Material Contract in the ordinary course of business and consistent with past practice or (B) any immaterial modifications or amendments made in the ordinary course of business in connection with the renewal of any such agreement or (ii) except in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract if entered into prior to the date hereof;

(j) make any loans, advances (other than accounts receivable in the ordinary course of business) or capital contributions to or investments in any other Person (other than solely among Business Subsidiaries) in excess of $1,000,000 in the aggregate;

(k) with respect to the Business or any Business Subsidiary, (i) make, change, adopt or revoke any material Tax election, method of Tax accounting or Tax accounting period, (ii) amend any Tax Return, (iii) except in the ordinary course of business consistent with past practice, extend or waive the application of any statute of limitations for any material claim, assessment or collection relating to Taxes, (iv) settle or compromise any material claim or material assessment relating to Taxes in excess of any accrual or reserve reflected in the Company’s financial statements in respect of such claim or assessment, or (v) enter into any closing agreement with, or submit any request for rulings to, any Governmental Authority, except in each case as would not reasonably be expected to affect Purchaser or any of its Affiliates, or would not have effect, after the Closing;

(l) incur any capital expenditures or any obligations or liabilities in respect thereof of any of the Business Subsidiaries or that are AMS Liabilities, except for (A) those set forth in Section 5.01(l) of the Disclosure Schedules or in any Material Contract or Lease and (B) any other capital expenditures not to exceed $1,000,000 in the aggregate;

(m) adopt or enter into, or permit to be adopted or entered into, a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Seller or any of the Business Subsidiaries;

(n) other than pursuant to Section 6.12, commence, settle, pay, discharge or satisfy any material Action against the Business or the Business Subsidiaries, whether civil, criminal, administrative or investigative, other than in the ordinary course of business or settlements (i) that involve only the payment of monetary damages not in excess of $5,000,000 in the aggregate (excluding from such dollar threshold amounts covered by any third-party indemnification provision in favor of Seller or any of the Business Subsidiaries or covered by any insurance policy of the Business or any of the Business Subsidiaries) and (ii) do not impose any non-monetary restrictions or requirements in any material respect on or with respect to the Business; provided that, for the avoidance of doubt, this Section 5.01(n) does not apply to Tax matters, which are the subject of Section 5.01(k);

(o) sell, assign, divest, transfer, exclusively license, dispose of or permit to lapse, cancel or abandon any material Owned Business Intellectual Property, or disclose to any Person other than Representatives of Purchaser any material Trade Secret included in the Owned Business Intellectual Property, other than in the ordinary course of business to customers, contractors and business partners who are bound by written confidentiality obligations;

(p) enter into any new line of business with respect to the Business Subsidiaries that is materially different from the existing lines of business of the Business;

(q) (i) amend, modify, or terminate the Contribution Agreement, the Holdco Merger Agreement or (ii)enter into, amend, modify or terminate any of the Transfer Documents in a manner inconsistent with the Separation Plan;

(r) enter into any collective bargaining agreement or other agreement with a labor union, trade union, works council or similar organization;

(s) distribute, utilize or encumber any Current Assets or Cash, or incur any Debt or Current Liabilities, in each case, between 11:59 p.m., Eastern Time of the day before the Closing Date and Closing;

(t) maintain in full force and effect insurance comparable in amount and scope to coverage currently maintained on the behalf of the Business Subsidiaries in all material respects;

(u) accelerate the collection of accounts receivables, defer the payment of any accounts payable or otherwise materially alter or amend practices with respect to working capital outside the ordinary course of business;

(v) merge or consolidate Seller or any Business Subsidiary with any other Person; or

(w) announce an intention to enter into, authorize or enter into, or permit any of Seller or the Business Subsidiaries (as applicable) to authorize or enter into, any written agreement or otherwise make any commitment to contravene the foregoing.

Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Business or the Business Subsidiaries’ operations prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business Subsidiaries’ operations.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

6.01 Reasonable Efforts to Complete. Subject to the terms and conditions set forth herein, each of the Company, Seller and Purchaser will cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to (a) consummate and make effective the transactions contemplated hereby as soon as practicable, (b) cause the conditions to the consummation of the Closing set forth in Section 2.02 to be satisfied and (c) obtain or deliver all Consents of all Governmental Authorities and Third Parties that may be or become necessary, proper or advisable for the performance of its and the other party’s obligations pursuant to this Agreement and the consummation of the Transactions. Notwithstanding anything to the contrary herein, none of Purchaser, Seller nor any of their Subsidiaries shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration, or provide additional security (including a guaranty) to obtain the Consent of any Person under any Contract and any such payments shall not constitute

Transaction Expenses; provided, however, that Purchaser may request in writing that the Seller or any of its Subsidiaries pay any such fee or payment, in which case any such fee or payment paid by Seller shall not constitute Transaction Expenses and shall be excluded from any adjustments to the Purchase Price pursuant to Section 1.03. For the avoidance of doubt, obtaining the Consents described in the first sentence of this Section 6.01 (including paying any fee or payment requested by Purchaser) is not a condition to the consummation of the Closing by virtue of this Section 6.01.

6.02 Regulatory and Other Approvals.

(a) Each of the Company, Seller and Purchaser shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any inquiry, investigation or Action initiated by a Governmental Authority or a private Person, and (ii) keep the other party hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given by a private Person in connection with any inquiry, investigation or Action, in each case regarding any of the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, subject to applicable Laws relating to the exchange of information, each of the Company, Seller and Purchaser shall consult and cooperate with the other party hereto in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such inquiry, investigation or Action. In addition, the Company, Seller and Purchaser shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of the Company, Seller and Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Neither the Company, Seller nor Purchaser shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Antitrust Law unless the other party has given its prior written consent to such extension or delay, which consent shall not be unreasonably withheld or delayed. Purchaser and Seller may, as each deems proper, necessary or advisable, reasonably designate any competitively sensitive material provided to the other under this Section 6.02 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 6.02, materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation, pricing and other competitively sensitive terms from an antitrust perspective in the Contracts of Purchaser, Seller and their respective Subsidiaries.

(b) In furtherance and not in limitation of the foregoing, each of the Company, Seller and Purchaser (i) agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Sale as promptly as reasonably practicable and in any event, unless otherwise agreed by Seller and Purchaser, within fifteen (15) Business Days after the date hereof, (y) effect all other necessary notifications or registrations under the Antitrust Laws as promptly as reasonably practicable after the date hereof, and (z) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or in connection with any other filing under the Antitrust Laws and use their reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.02 necessary to obtain all Consents under any Antitrust Law as soon as practicable and (ii) shall use their reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the transactions contemplated by this Agreement and (y) if any state takeover statute or similar Law becomes applicable to the transactions contemplated by this Agreement (with respect to Purchaser’s obligations under this clause (b), to the extent caused by the actions of Purchaser), take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement.

(c) If any objections are asserted with respect to the transactions contemplated hereby under the Antitrust Laws of any applicable jurisdictions or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the Antitrust Laws of any applicable jurisdictions, each of the Company, Seller and Purchaser shall use its reasonable best efforts to promptly resolve such objections and Actions. In furtherance of the foregoing, Purchaser, at Purchaser’s sole cost, shall, and shall cause its Affiliates to, use reasonable best efforts to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Law that may be required by any Governmental Authority (and to avoid the entry of, or to effect the dissolution of or vacate or lift, any Governmental Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Closing) so as to enable Purchaser and Seller to consummate the Closing as promptly as practicable, and in any event before the Outside Date, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale or disposition of, or prohibition or limitation on the ownership or operation by Purchaser and the Company or any of their respective Subsidiaries of specific assets or categories of assets or businesses; (ii) the amendment or termination of existing contracts, licenses or other relationships; (iii) the entering into of new contracts, licenses or other relationships; and (iv) behavioral commitments limiting or modifying Purchaser’s or any of its Affiliates’ rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines or assets. Notwithstanding the foregoing, none of Seller nor any of its Subsidiaries shall be required to commit to or effect any such action that is not conditioned upon the substantially concurrent consummation of the transactions contemplated hereby, and shall not effect or commit to effect any such action without Purchaser’s prior written consent. Further, and for the avoidance of doubt, Purchaser will use reasonable best efforts in order to ensure that (x) no requirement for any non-action by or Consent of any Governmental Authority with respect to any Antitrust Laws, (y) no Governmental Order with respect to any Antitrust Laws and (z) no other matter relating to any Antitrust Laws would preclude consummation of the Sale by the Outside Date. Notwithstanding

the foregoing or anything to the contrary contained herein, nothing in this Agreement shall require Purchaser (or permit the Company or Seller, without Purchaser’s prior written consent) to take or agree or commit to take any action, or agree to any condition or restriction or other mitigation, whether contemplated in this Section 6.02 or otherwise, involving Seller, Purchaser or their respective Subsidiaries, including the Business Subsidiaries, that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser, any of Purchaser’s principal global networks or the Business.

6.03 Debt Financing.

(a) No Amendments to Commitment Letter. Subject to the terms of this Section 6.03, Purchaser will not permit any amendment, replacement or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letter without the Seller’s prior written consent if such amendment, replacement or modification or waiver would, or could reasonably be expected to, (i) reduce the aggregate amount of the Debt Financing, (ii) impose new (or modify any existing) conditions to the receipt of the Debt Financing on or prior to the Closing Date in a manner that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Debt Financing or the transactions contemplated by this Agreement (in each case, giving effect to the availability of any Alternative Debt Financing) or (iii) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Commitment Letter (each of clauses (i), (ii) and (iii), an “Adverse Effect on the Debt Financing”), it being understood that amendments or joinders to the Commitment Letter to provide solely for the inclusion of additional “Lead Arrangers” or “Commitment Parties” (and the corresponding reduction in commitments of the initial parties thereto) shall be expressly permitted (so long as the aggregate debt commitments under the Commitment Letter are not reduced). Purchaser shall promptly deliver to the Company copies (provided that the fee amounts, market flex provisions and other economic terms (none of which would adversely affect the amount or availability or the Debt Financing other than through original issue discount) may be redacted) of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letter.

(b) Debt Financing and Alternative Debt Financing. Purchaser shall use its reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby on the terms and conditions set forth in the Commitment Letter (except that such obligation shall not be breached in respect of any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish the information described in Section 6.03(d), notwithstanding Purchaser’s reasonable best efforts), including using its reasonable best efforts to (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing contemplated by the Commitment Letter on the terms and conditions contemplated by the Commitment Letter or other terms consistent with Section 6.03(a) above, (iii) satisfy on a timely basis all conditions to funding that are applicable to Purchaser in the Commitment Letter and the definitive agreements with respect to the Debt Financing, (iv) enforce its rights pursuant to the Commitment Letter and (v) in the event that all conditions contained in the Commitment Letter have been satisfied and Purchaser is required to consummate the Closing pursuant to the terms hereof, draw a sufficient amount of the Debt Financing or Alternative Debt Financing (as defined below) to enable Purchaser to consummate the Sale. Purchaser will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Commitment Letter as and when they become due. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Commitment Letter (including after giving effect to any “market flex” provisions), Purchaser shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, (i) obtain alternative debt financing from the same or alternative sources on terms, conditions and costs not materially less favorable in the aggregate to Purchaser than those set forth in the Commitment Letter (provided that such terms, conditions and costs would not have any Adverse Effect on the Debt Financing) and in an amount sufficient (together with cash on hand of the Company and Purchaser and the amounts of Debt Financing then still available) to (1) consummate the Closing upon the terms contemplated by this Agreement, (2) pay all amounts payable at the Closing by Purchaser or its Affiliates pursuant to this Agreement and the other Transaction Documents to which Purchaser is a party and (3) pay all related fees and expenses of Purchaser and any of their respective Affiliates and Representatives and (ii) obtain one or more new financing commitment letters with respect to such alternative debt financing (the “New Commitment Letters”), which New Commitment Letters will replace the existing Commitment Letter in whole or in part. Notwithstanding any of the foregoing, Purchaser shall have the right to reduce the commitments under the Commitment Letter on a dollar-for-dollar basis with the net proceeds of consummated offerings or other incurrences of any debt for borrowed money incurred after the date of this Agreement for the purpose of financing payment of the Purchase Price and other amounts payable by Purchaser or its Affiliates pursuant to this Agreement and the other Transaction Documents to which Purchaser is a party. Further, Purchaser shall have the right to reduce the commitments under the Commitment Letter on a dollar-for-dollar basis with the aggregate amount of any substitute commitments in respect of other debt financing from the same and/or alternative bona fide third party Debt Financing Sources of similar creditworthiness as reasonably determined by Purchaser (which commitments shall be evidenced by a New Commitment Letter) so long as such substitution would not reasonably be expected to have an Adverse Effect on the Debt Financing (any such financing which satisfies, or reduction of the commitments under the Commitment Letter that is described in, this Section 6.03(b), the “Alternative Debt Financing”). Purchaser shall promptly provide Seller with a copy of any New Commitment Letters (and any fee letters or engagement letters in connection therewith, subject to redaction in a manner consistent with the original Commitment Letter). In the event that any New Commitment Letters are obtained, (A) any reference in this Agreement to the “Commitment Letter” will be deemed to include the Commitment Letter to the extent not superseded by a New Commitment Letter at the time in question and any New Commitment Letters to the extent then in effect, and (B) any reference in this Agreement to the “Debt Financing” means the debt financing contemplated by the Commitment Letter as modified pursuant to the foregoing.

(c) Information. Purchaser shall give the Seller prompt written notice of any material breach or repudiation by any party of the Commitment Letter or Fee Letter of which Purchaser becomes aware or any termination of the Commitment Letter or Fee Letter. Purchaser shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Debt Financing.

(d) Financing Cooperation. Prior to the Closing, the Company and Seller shall, and shall cause their respective Subsidiaries, to the extent applicable, to, use their reasonable best efforts to (and use their reasonable best efforts to cause their respective officers, employees, agents and representatives to) provide to Purchaser all cooperation reasonably requested by Purchaser that is necessary, proper or advisable in connection with the Debt Financing or any Alternative Debt Financing by Purchaser or any of its Affiliates in connection with the Sale, including using reasonable best efforts to:

(i) make the Company’s senior management available to participate in a reasonable number of meetings and calls, due diligence sessions (including accounting due diligence sessions), on reasonable advance notice and reasonably cooperating with the marketing efforts of Purchaser and lenders, in each case in connection with the Debt Financing or any other financing of the Purchaser in connection with the transactions contemplated hereby (the “Purchaser Financing”);

(ii) upon reasonable request by Purchaser, delivering to the Purchaser such information regarding the Business Subsidiaries and the Business for the Purchaser’s preparation of (1) appropriate and customary materials for rating agency presentations, offering and syndication documents, bank information memoranda (public and non-public), offering memoranda, private placement memoranda (including Rule 144A and/or Regulation S under the Securities Act), registration statements, prospectuses and prospectus supplements under the Securities Act and other materials in connection with securities offerings provided that any non-public materials shall be subject to usual and customary confidentiality provisions that inure to the benefit of the Seller, business projections, other marketing documentation and similar documents (and executing customary representation letters in connection therewith) and (2) customary pro forma financial statements reflecting the Sale and the Purchaser Financing; provided, further, that the only financial statements that shall be required to be provided by Seller, the Company or their respective Subsidiaries shall be the financial information described in Section 6.03(e)(v);

(iii) assisting Purchaser with the preparation of (but not executing, unless effective only at or following the time of Closing) definitive financing documents (and assisting in the preparation of applicable schedules and other information necessary in connection therewith), including any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents, provided that no obligation of any Business Subsidiary under any such document or agreement shall be effective until the Closing;

(iv) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors) customary certificates, accounting consent or comfort letters and other similar matters ancillary to any such financing as may be necessary to fulfill conditions or obligations under the Commitment Letter or otherwise reasonably requested by Purchaser in connection with any such financing, including, in any case, obtaining the consent of the Company’s independent accountants for use of their audit reports in any financial statements relating to any such financing and using reasonable best efforts to cause such independent accountants to provide customary audit reports and comfort letters (including “negative assurance” comfort) in connection therewith to the applicable underwriters, initial purchasers or placement agents, in each case, solely with respect to the financials of the Company and its Subsidiaries;

(v) furnishing (i) the financial information set forth in paragraphs 2(b) and 2(d) of Exhibit B of the Commitment Letter and such financial information related to the Business Subsidiaries and the Business as is reasonably required for Purchaser to produce the pro forma financial statements identified in paragraph 3 of Exhibit B to the Commitment Letter, including, without limitation, (A) as promptly as possible but in any event within 45 days following the date of this Agreement, an unaudited historical balance sheet and statement of operations of the Business on a quarterly basis beginning with the quarterly period ending June 30, 2017 and ending with the quarterly period ending March 31, 2018 and (B) as promptly as possible but in any event within 45 days after the end of each completed fiscal quarter beginning with and including the quarter ended June 30, 2018 and ended at least 45 days prior to Closing (including comparable periods for the prior year), an unaudited historical balance sheet and statement of operations of the Business for such period, and, in each case, upon which the Company’s auditors will have performed a SAS 100 review and (ii) such other pertinent and customary information regarding the Company and the Business Subsidiaries as may be reasonably requested by Purchaser to assist in the preparation of a customary confidential information memorandum or other customary marketing documents used in financings of the type contemplated by the Commitment Letter or any offering memoranda for an offering of non-convertible debt securities under Rule 144A/Regulation S of the Securities Act (provided, in the case of this clause (ii), that such information will not include (or be deemed to require the Company, the Seller, or any Subsidiaries of the Company or the Seller to prepare) any (1) “description of notes,” or description of all or any component of any debt financing, or other information customarily provided by Debt Financing Sources or their counsel, (2) projections, risk factors or other forward-looking statements relating to all or any component of any debt financing, (3) financial statements in respect of the Business Subsidiaries or consolidating and other financial statements, segment reporting and data that would be required by Rules 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, or any Compensation, Discussion and Analysis required by Item 402(b) of Regulation S-K and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, any items required by Items 10-14 of Form 10-K and other customary exceptions, (4) other information not customarily included in an offering memorandum for an offering of non-convertible debt securities under Rule 144A/Regulation S of the Securities Act or (5) any historical financial information with respect to the Seller or the Company and their respective Subsidiaries other than the historical information set forth in the preceding clause (i);

(vi) requesting that its independent accountants cooperate with, consent to and assist Purchaser in preparing customary and appropriate information packages and offering materials as the parties to the Commitment Letter may reasonably request for use in connection with the offering and/or syndication of debt securities;

(vii) using reasonable best efforts to assist in obtaining third-party consents in connection with the Debt Financing, and in extinguishing the Existing Company Credit Facilities and releasing liens securing such indebtedness, in each case to take effect at or prior to the Closing;

(viii) furnishing all documentation and other information required by Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, to the extent reasonably requested by Purchaser or the Debt Financing Sources at least ten (10) days prior to Closing; and

(ix) subject to the proviso in clause (v) of this Section 6.03(d), taking such other customary actions as are reasonably requested by Purchaser or the Debt Financing Sources to facilitate the satisfaction of all conditions precedent to obtaining the Debt Financing set forth in the Commitment Letter to the extent within the control of the Company.

Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 2.02(b)(ii) shall not be deemed satisfied if the Company or the Seller has not timely furnished to Purchaser the financial information set forth in Section 6.03(d)(v)(i); provided that, if Seller cures such breach prior to the Outside Date, such condition shall be deemed to be satisfied on the date that is 30 days following the date of such cure by Seller; provided, further, that if such 30th day would occur after the Outside Date, the parties hereby agree that the Outside Date shall automatically be extended to such 30th day for all purposes under this Agreement.

(e) Notwithstanding the provisions of Section 6.03(e) or any other provision of this Agreement, nothing in this Agreement will require the Company, the Seller or any of their respective Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Purchaser, (B) enter into any definitive agreement (other than with respect to customary authorization letters), (C) give any indemnities in connection with any Purchaser Financing that are effective prior to Closing, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Seller, the Company or their respective Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Seller, the Company or any of their respective Subsidiaries, (E) provide any information, the disclosure of which is prohibited or restricted under applicable law or is legally privileged, or (F) take any action that will conflict with or violate its organizational documents or any applicable laws or would result in a violation or breach of, or default under, any material agreement to which the Company, Seller or any of their respective Subsidiaries is a party. In addition, (1) no action, liability or obligation of the Company, the Seller or any of their respective Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any Purchaser Financing (other than with respect to customary authorization letters) will be effective until Closing and neither Seller, the Company nor any of their respective Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to any Purchaser Financing (other than with respect to customary authorization letters)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Closing, and (2) any bank information memoranda and offering prospectuses or memoranda required in relation to any Purchaser Financing will contain disclosure and financial statements reflecting Purchaser or its Subsidiaries as the obligor. Nothing in Section 6.03(e) will require (A) any officer or Representative of Seller, the Company or any of their respective Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 6.03(e) or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer or Representative, or (B) the members of the board of directors of the Company as of immediately prior to the Closing to approve any financing or Contracts related thereto.

(f) Purchaser shall promptly, upon request by the Company, reimburse the Company and its Affiliates, as applicable, for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company, or any of its Affiliates, as applicable, in connection with the cooperation of the Company, and any of its Affiliates, as applicable, contemplated by this Section 6.03(e). Purchaser shall indemnify and hold harmless Seller, the Company and their respective Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 6.03(e) and any information utilized in connection therewith (other than information provided by Seller, the Company or the any of their respective Subsidiaries).

6.04 Stockholder Approvals.

(a) Proxy Statement.

(i) Subject to Purchaser’s timely performance of its obligations under Section 6.04(a)(ii), the Company shall, as promptly as reasonably practicable following the date of this Agreement (and in any event within thirty (30) days), prepare and cause to be filed with the SEC in preliminary form the Proxy Statement. Subject to the ability of the board of directors of the Company to make an Adverse Recommendation Change in accordance with Section 6.07, the board of directors of the Company shall include the Company Recommendation in the Proxy Statement. The Company shall promptly notify Purchaser upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall provide Purchaser with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use reasonable best efforts to (A) respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, (B) have the Proxy Statement cleared by the staff of the SEC as soon as reasonably practicable after such filing and (C) cause the Proxy Statement to be mailed to its stockholders as promptly as practicable thereafter (and in any event within ten (10) days from the date the Proxy Statement is cleared by the staff of the SEC). No filing of, or amendment or supplement to, the Proxy Statement, or response to SEC comments with respect thereto, will be made by the Company without providing Purchaser a reasonable opportunity to review and comment thereon, which comments the Company shall consider in good faith; provided that the foregoing shall not apply with respect to an Adverse Recommendation Change. If at any time prior to the Closing any event or circumstance relating to the Company or any of the Business Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Purchaser. Each of the Company and Purchaser agrees to promptly correct any information provided by such party for use in the Proxy Statement which shall have become false or misleading.

(ii) Purchaser shall provide to the Company all information concerning Purchaser and its Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Purchaser will cause the information relating to Purchaser and its Affiliates supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iii) Stockholder Meeting. In accordance with the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, applicable Law and the rules of Nasdaq, the Company shall, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”), for the purpose of obtaining the Stockholder Approvals. The Stockholders’ Meeting shall be held at the earlier of the Company’s 2018 annual meeting of stockholders or the date that is 60 days following the date on which the Proxy Statement is cleared by the SEC. The Company shall (A) ensure that the Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all Persons solicited in connection with the Stockholders’ Meeting are solicited, in compliance with all applicable Laws and its Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and (B) use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Holdco Merger, LLC Conversion and the Sale and to take all other actions reasonably necessary or advisable to pursue the vote or consent of its stockholders and to obtain the Stockholder Approvals, including such actions as are required by applicable Law. Once the Stockholders’ Meeting has been noticed and called, the Company shall not postpone or adjourn the Stockholders’ Meeting without the prior written consent of Purchaser (other than (1) to solicit additional proxies for the purpose of obtaining the Stockholder Approvals, if the Company determines in good faith such postponement or adjournment is necessary or advisable to obtain the Stockholder Approvals, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure which the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Stockholders’ Meeting). Notwithstanding the foregoing, the Company may at its option elect to seek stockholder approval for the Holdco Merger and/or the LLC Conversion prior to a meeting of stockholders to approve the Sale, in which case, if such approval is received, only the stockholder approval for the Sale shall be solicited for the Stockholders’ Meeting.

6.05 Separation.

(a) In furtherance and not in limitation of Section 6.01, the Company, Seller and LiveRamp shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to complete the Separation as promptly as reasonably practicable, subject to and in accordance with the terms and conditions of the Transaction Documents and applicable Law.

The Company, Seller and LiveRamp shall provide Purchaser all information regarding the Separation, including all Transfer Documents in accordance with Section 6.06(a) and keep Purchaser informed on a timely basis with respect to all material activity concerning the status of the Separation. None of the Company, Seller or LiveRamp will (i) terminate, grant waivers or amend the Transaction Documents or any steps on Annex B to the Contribution Agreement, as applicable, in any manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries, or the Transactions, (ii) permit the (A) extension of the time for the performance of any obligation or other act of either the Company or LiveRamp thereunder or (B) waiver of any inaccuracy in the representations and warranties of the Company or LiveRamp contained in any Transaction Document or in any document delivered pursuant thereto, in any manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser, its Subsidiaries, or the Transactions, or (iii) waive compliance with any agreement or condition contained in the Transaction Documents in any manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries, or the Transactions, in the cases of clauses (i) through (iii), without Purchaser’s prior written consent.

(b) The Company, Seller and LiveRamp shall simultaneously provide to Purchaser a copy of all notices and other communications required or permitted under the Contribution Agreement and sent pursuant to Section 3.03 thereunder.

6.06 Access to Information; Confidentiality.

(a) From the date hereof until the Closing (or until the earlier, valid termination of this Agreement in accordance with Section 9.01), upon reasonable notice, Seller shall: (i) afford Purchaser and its Representatives (including any financing sources) reasonable access to the personnel, properties and Books and Records of the Business; and (ii) furnish to Purchaser and its Representatives (including any financing sources) such additional operating data and other information regarding the Business (or copies thereof) as Purchaser may from time to time reasonably request (including for purposes of conducting environmental assessments); provided, however, that any such access or furnishing of information shall be subject to Seller’s reasonable insurance requirements and conducted at Purchaser’s expense, during normal business hours, under the supervision of Seller or its Representatives and in such a manner as not to unreasonably interfere with the normal operations of the business of Seller or the Business Subsidiaries and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including without limitation, any environmental site assessment, without Seller’s prior consent; provided, further, that neither Seller nor any of the Business Subsidiaries shall be required to disclose any information to Purchaser if such disclosure would, in Seller’s reasonable judgment: (w) contain information that in the reasonable, good faith judgment of Seller is competitively sensitive; (x) jeopardize any attorney-client or other legal privilege or the protections of the work product doctrine; (y) contravene any applicable Laws or Contract to which Seller or any of the Business Subsidiaries is a party as of the date hereof; or (z) expose Seller or any of the Business Subsidiaries to risk of liability for disclosure of sensitive or personal information; provided that, in any such case, Seller or the applicable Business Subsidiaries shall provide such information in redacted form as necessary to preserve such privilege or protections or comply with such Law or Contract or otherwise make appropriate substitute disclosure arrangements, to the extent practicable. Notwithstanding anything herein to the contrary, Seller shall not be required to provide any U.S. federal consolidated income Tax Return (or any consolidated, combined, affiliated, unitary or similar income Tax Return) filed (or required to be filed after the Closing Date) by Seller or any of its Affiliates as the “common parent” of an “affiliated group” (within the meaning of Section 1504 of the Code or any similar or analogous provision of applicable income Tax law), or any portion thereof, in any form or manner whatsoever (each such Tax Return described in this sentence, a “Seller Affiliated Group Return”) to any other Person pursuant to this Agreement.

(b) The terms of the Confidentiality Agreement, dated as of March 9, 2018, between the Company and Purchaser (the “Confidentiality Agreement”), shall continue in full force and effect (including with respect to any information provided to Purchaser pursuant to Section 6.06(a)) until the Closing, at which time such Confidentiality Agreement shall terminate, other than with respect to the confidentiality and non-use obligations contained therein with respect to Evaluation Material (as defined therein) not related to the Business, which obligations shall continue in full force and effect for a period of five (5) years from the Closing Date. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in all respects. Notwithstanding anything herein to the contrary, the parties agree and acknowledge that the standstill and similar restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement solely to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any valid termination of this Agreement in accordance with its terms.

(c) For a period of five (5) years from the Closing Date (provided that with respect to trade secrets of the Business, the confidentiality obligations in this Section 6.06(c) shall remain in effect for so long as the relevant information remains a trade secret under applicable Law), Seller shall, and shall cause its Subsidiaries to, hold in confidence any nonpublic information relating to the Business, regardless of the form in which such information was communicated or maintained, and all notes, reports, analyses, compilations, studies, files or other documents or materials, whether prepared by such party or their Affiliates to the extent relating to the Business; provided that the foregoing restriction shall not apply to information that is or becomes generally available to the public other than through an action or inaction by Seller or its Representatives in breach of the terms of this Section 6.06.

6.07 No Solicitation.

(a) From and after the date of this Agreement (and subject to Section 6.07(c)), Seller and the Company shall, and they shall cause their Subsidiaries and any of Seller’s, the Company’s or their Subsidiaries’ respective directors, officers and employees to, and shall use reasonable best efforts to cause its or their other respective Representatives to, (i) immediately cease and cause to be terminated any and all existing solicitation of, or discussions or negotiations with, any Third Party in connection with or relating to any Competing AMS Proposal or any WholeCo Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to a Competing AMS Proposal or a WholeCo Proposal, (ii) request the prompt return from, or destruction by, all such Third Parties of all copies of confidential information previously provided to such Third Parties by the Company, its Subsidiaries or their Representatives in connection therewith and (iii) terminate access to any physical or electronic data rooms relating thereto. For clarity, the foregoing restrictions and obligations of Seller and the Company shall not apply with respect to any Permitted LiveRamp Proposal. Any violation of this Section 6.07 by any Representative of Seller or the Company or any of their Subsidiaries shall be deemed to be a breach of this Section 6.07.

(b) Except as otherwise expressly provided in this Agreement (including Section 6.07(c)), from and after the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Seller and the Company shall not and shall cause their Subsidiaries and any of Seller’s, the Company’s or their Subsidiaries’ respective directors, officers and employees not to, and shall use reasonable best efforts to cause its or their respective other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly facilitate or encourage the submission or making of any Competing AMS Proposal or any WholeCo Proposal or inquiries regarding any proposal or offer that would reasonably be expected to lead to any Competing AMS Proposal or any WholeCo Proposal, (ii) engage or participate in any negotiations or discussions with respect to any Competing AMS Proposal or WholeCo Proposal (it being understood that, in response to an inquiry with respect to any WholeCo Proposal, the Company and Seller may inform Persons of the provisions of this Section 6.07), (iii) furnish any non-public information to any Third Party relating to a Competing AMS Proposal or a WholeCo Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing AMS Proposal or a WholeCo Proposal or (iv) approve, authorize, endorse, declare advisable, adopt, enter into or recommend, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend any Competing AMS Proposal or WholeCo Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement providing for or constituting any Competing AMS Proposal or WholeCo Proposal (other than an Acceptable Confidentiality Agreement); provided, however, that, notwithstanding the foregoing, the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any Third Party with respect to the Company or any of the Business Subsidiaries to allow such Third Party to submit a WholeCo Proposal, in which case the Company shall similarly waive or terminate any “standstill” or similar obligations applicable to Purchaser and its Affiliates contained in the Confidentiality Agreement then still in effect, if any. For clarity, the foregoing restrictions and obligations of Seller and the Company shall not apply with respect to any Permitted LiveRamp Proposal.

(c) Notwithstanding anything to the contrary in this Agreement, at any time after the date of this Agreement and prior to the date that the Stockholder Approvals are obtained, in the event that Seller or the Company (or their respective Representatives on Seller’s or the Company’s behalf) receives a written WholeCo Proposal from any Third Party that did not result from a material breach of Section 6.07(a) or (b) then (i) Seller or the Company and their respective Representatives, to the extent such clarification is reasonably necessary, may contact such Third Party solely to request and obtain clarification of the terms and conditions thereof (without the board of directors of the Company (or a duly authorized committee thereof) being required to make a determination under clause (ii) of this Section 6.07(c)) and (ii) the Company and its board of directors (including any duly authorized committee thereof) and its Representatives may, subject to compliance with Section 6.07(d), engage in negotiations or substantive discussions with, or furnish any information and other access to, the Third Party making such WholeCo Proposal and its Representatives, Affiliates and prospective debt and equity financing sources, in each case of this clause (ii), if the Company’s board of directors (or a duly authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that such WholeCo Proposal either constitutes a Superior WholeCo Proposal or could reasonably be expected to lead to a Superior WholeCo Proposal; provided, however, that (x) prior to furnishing any non-public information, Seller or the Company enters into with such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company that satisfies the definition of Acceptable Confidentiality Agreement, an Acceptable Confidentiality Agreement and (y) Seller or the Company shall promptly (but within one (1) Business Day) provide or make available to Purchaser any non-public information that Seller or the Company provides to any Third Party if such access was not previously made available to Purchaser or its Representatives.

(d) From and after the date of this Agreement until the Closing (or, if earlier, the termination of this Agreement), Seller or the Company shall, as promptly as reasonably practicable after receipt of any WholeCo Proposal or Competing AMS Proposal or Permitted LiveRamp Proposal or any inquiry that could reasonably be expected to lead to a WholeCo Proposal, Competing AMS Proposal or Permitted LiveRamp Proposal and in any event within one (1) Business Day, deliver to Purchaser a written notice setting forth the identity of the Third Party and the material terms and conditions of any such WholeCo Proposal, Competing AMS Proposal or Permitted LiveRamp Proposal and shall provide to Purchaser copies of any written materials. Seller and the Company shall keep Purchaser reasonably informed of the status of, and any material developments regarding, any such WholeCo Proposal or Permitted LiveRamp Proposal (including any material amendment or modification of any such WholeCo Proposal or Permitted LiveRamp Proposal (including any change to the economic terms thereof), and including by providing to Purchaser copies of any written materials) on a prompt basis, and in any event within one (1) Business Day thereafter. Neither Seller nor the Company shall and shall cause their respective Subsidiaries not to, enter into any agreement with any Person (relating to a WholeCo Proposal, Permitted LiveRamp Proposal or otherwise) which prohibits or otherwise would prevent the provision of any information to Purchaser in accordance with, or Seller or the Company from otherwise complying with, the terms and conditions of this Agreement or the consummation of the Transactions as contemplated hereunder.

(e) Seller or the Company shall not be permitted to enter into a definitive agreement contemplating a LiveRamp Sale without first providing written notice thereof to Purchaser and, if requested by Purchaser, discussing and negotiating in good faith with Purchaser with respect to any WholeCo Proposal that Purchaser may wish to submit for ten (10) Business Days after providing such notice.

(f) Except as otherwise expressly provided in this Agreement with respect to a WholeCo Proposal, the board of directors of the Company (including any committee thereof) shall not (i)(A) withdraw, modify, amend, change or qualify (or propose publicly to withdraw, modify, amend, change or qualify), in any manner adverse to Purchaser, the Company Recommendation, (B) endorse, recommend, adopt, declare advisable, authorize or approve, or propose publicly to endorse, recommend, adopt, declare advisable, authorize or approve, any Competing AMS Proposal or any WholeCo Proposal, (C) fail to include in the Proxy Statement the Company Recommendation, or (D) fail to recommend against any Competing AMS Proposal or WholeCo Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10)

Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), (ii) approve, cause or authorize or permit Seller, the Company or any of their respective Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement providing for or constituting any Competing AMS Proposal or WholeCo Proposal (other than an Acceptable Confidentiality Agreement), (iii) submit any Competing AMS Proposal or WholeCo Proposal to a vote of the stockholders of the Company or (iv) resolve, agree or publicly propose to do any of the foregoing. Purchaser may reasonably request in writing for the Company to publicly affirm the Company Recommendation and the Company shall make such public affirmation within three (3) Business Days of such written request if such Competing AMS Proposal or WholeCo Proposal is still then pending (provided that Purchaser shall be entitled to make such written request only once in respect of each Competing AMS Proposal or WholeCo Proposal and once for each material amendment thereto).

(g) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Stockholder Approvals, the board of directors of the Company (or a duly authorized committee thereof) may, subject to compliance with Section 6.07(h), (x) make an Adverse Recommendation Change in response to a WholeCo Proposal that the board of directors of the Company (or a duly authorized committee thereof) has determined in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior WholeCo Proposal in circumstances not involving a breach of Section 6.07(a) or (b), and (y) if Seller or the Company has received a WholeCo Proposal in circumstances not involving a breach of Section 6.07(a) or (b) that the board of directors of the Company (or a duly authorized committee thereof) has determined in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior WholeCo Proposal, authorize, adopt or approve such Superior WholeCo Proposal and cause or permit Seller or the Company to enter into a definitive agreement with respect to such Superior WholeCo Proposal concurrently with the termination of this Agreement in accordance with Section 9.01(c)(ii).

(h) Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 6.07(g) may be effected, in each case until after the fifth (5th) Business Day following Purchaser’s receipt of written notice from Seller or the Company advising Purchaser that the board of directors of the Company (or a duly authorized committee thereof) intends to make an Adverse Recommendation Change pursuant to clause (x) of Section 6.07(g) (a “Notice of Adverse Recommendation Change”) or terminate this Agreement pursuant to clause (y) of Section 6.07(g) (a “Notice of Superior WholeCo Proposal”); provided, that, (i) such notice shall specify, in reasonable detail, the reasons therefor, including the material terms and conditions of any such Superior WholeCo Proposal, the identity of the Third Party making any such Superior WholeCo Proposal and a copy of the Superior WholeCo Proposal and any proposed agreements and financing commitments relating thereto, (ii) during such five (5) Business Day period (the “Notice Period”), if requested by Purchaser, Seller and the Company shall, and shall make available and direct its necessary Representatives to, discuss and negotiate in good faith with Purchaser and Purchaser’s Representatives any (x) proposed modifications to the terms and conditions of this Agreement or (y) terms and conditions related to a WholeCo Proposal by Purchaser, and (iii) following such Notice Period (or subsequent three (3) Business Day period as described below), the Company’s board of directors (or a duly authorized committee thereof), after taking into account any revisions to the terms of this Agreement and/or the Transactions to which Purchaser would agree (or the terms of any WholeCo Proposal submitted by Purchaser), determines in good faith, after consultation with outside legal counsel and financial advisors, that such WholeCo Proposal continues to constitute a Superior WholeCo Proposal. Any material change to the terms (including any change to the financial terms) or any other material amendment of such Superior WholeCo Proposal shall require a new Notice of Adverse Recommendation Change or Notice of Superior WholeCo Proposal, as applicable, and Seller or the Company shall be required to comply again with the requirements of this Section 6.07(h), except that the Notice Period in such case shall be three (3) Business Days.

(i) Nothing contained in this Agreement shall prohibit the board of directors of the Company (or any duly authorized committee thereof) from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the board of directors of the Company (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with applicable Law; provided, however, that nothing in this Section 6.07(i) shall be deemed to modify or supplement the definition of (or the requirements pursuant to this Section 6.07 with respect to an) Adverse Recommendation Change.

(j) For clarity, nothing contained in this Agreement shall prohibit the Company or the board of directors of the Company (or any duly authorized committee thereof) from taking any action with respect to a Permitted LiveRamp Proposal, subject to compliance with Section 6.07(e).

(k) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality terms that are at least as restrictive as the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain standstill provisions or any provisions that would have a similar effect to standstill provisions) and does not contain any provision that would prevent the Company from complying with its obligation to provide any information to Purchaser required pursuant to this Section 6.07.

(ii) “Competing AMS Proposal” means any bona fide proposal or offer made by any Third Party to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, recapitalization, liquidation, dissolution, tender offer, exchange offer or any similar transaction any one or more assets or businesses of the Business Subsidiaries that constitute more than five percent (5%) of the AMS Assets, including via the purchase of any equity interests in any Business Subsidiaries, in each case other than a WholeCo Proposal.

(iii) “Permitted LiveRamp Proposal” means any proposal or offer made by any Third Party to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, recapitalization, liquidation, dissolution, tender offer, exchange offer or any similar transaction for any or all of the LiveRamp Assets and none of the AMS Assets and that does not, and would not reasonably be expected to, conflict with, materially impede, materially delay or prohibit (including by imposing a Third Party consent right with respect to) the consummation of the Sale and the Separation as contemplated hereunder and, as a condition to the Company’s entry into a definitive agreement with respect to such proposal or offer (A) any such Third Party agrees to vote, or cause to be voted, all the Company equity securities directly or indirectly beneficially owned by such Third Party and its controlled Affiliates in favor of the Sale, Holdco Merger and LLC Conversion at the Stockholders’ Meeting or any adjournment or any postponement thereof and (B) expressly assumes all obligations under the Transaction Documents to which LiveRamp is a party.

(iv) “Superior WholeCo Proposal” means a bona fide, written, WholeCo Proposal (with the percentage in clause (i) of the definition of WholeCo Proposal increased to “50%” and the percentage in clause (ii) of the definition of WholeCo Proposal changed to “all or substantially all”) made by a Third Party on terms that the board of directors of the Company (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company (or a duly authorized committee thereof) considers to be appropriate, including the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial, and regulatory aspects of such WholeCo Proposal and the expected value of Seller after the Transactions, is more favorable to the Company and its stockholders than the Transactions (including any revisions to the terms of this Agreement and/or the Transactions committed to by Purchaser and any WholeCo Proposal submitted by Purchaser to the Company, in each case, in writing in response to such WholeCo Proposal under the provisions of Section 6.07(h)).

(v) “WholeCo Proposal” means any bona fide written proposal or offer made by any Third Party to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, recapitalization, liquidation, dissolution, tender offer, exchange offer or any similar transaction, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least twenty percent (20%) of any class of equity securities of the Company or (ii) any one or more assets or businesses of the Company and its Subsidiaries that constitute at least twenty percent (20%) of the consolidated assets of the Company (including all or substantially all of the LiveRamp Assets). For avoidance of doubt, a proposal or offer shall not constitute a WholeCo Proposal unless the Third Party would acquire ownership, directly or indirectly, of all or substantially all of the LiveRamp Assets.

6.08 Further Assurances; Post-Closing Cooperation. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of Seller and Purchaser shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement or to otherwise effect the Transactions.

6.09 Indemnification and Insurance.

(a) Following the Closing, Purchaser shall cause the Business Subsidiaries not to make any changes to their respective organizational documents that would adversely affect the rights of persons who are currently or who were officers or directors of, or in a comparable role with, any of the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller) to claim indemnification from such entity under the terms of their respective organizational documents as in effect on the date hereof unless such changes are required by Law and then only to the minimum extent required by Law. Prior to the Closing, the Company shall or, if the Company is unable to, Purchaser shall cause the Company as of the Closing to, obtain and fully pay the premium for a fully prepaid, non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, the “D&O Insurance”), covering persons who are currently or who were officers or directors of, or in a comparable role with, any of the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller), for a claims reporting or discovery period of six (6) years from and after the Closing with respect to any claim related to any period of time at or prior to the Closing from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies.

(b) Following the Closing, Purchaser shall cause the Company to, as the primary source of indemnification, indemnify, defend and hold harmless the current and former directors and officers, or persons in a comparable role with, of the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller) for any damages, Taxes, costs and expenses (including reasonable and documented attorneys’ fees) in connection with any actual or threatened Action or investigation (whether civil, criminal, administrative or investigative) arising from any acts or omissions by such persons, in their respective capacities as directors or officers of, or in a comparable role with, the Business Subsidiaries (but not Seller) prior to the Closing Date, other than acts or omissions to the extent arising out of or in connection with the LiveRamp Assets or the LiveRamp Liabilities.

(c) If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, Purchaser shall make proper provision so that the successors and assigns of Purchaser shall assume all of the obligations of Purchaser set forth in this Section 6.09.

(d) The provisions of this Section 6.09 are intended for the benefit of the current and former officers and directors of, or persons in a comparable role with, the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller), and shall be enforceable by such individuals (in such capacities) and their heirs and representatives.

6.10 Books and Records; Post-Closing Access.

(a) For a period of seven (7) years after the Closing Date, each of Seller and Purchaser shall preserve and retain, and Purchaser shall cause the Business Subsidiaries and Seller shall cause its Subsidiaries to preserve and retain, all corporate, accounting, Tax, legal, auditing or other Books and Records that are retained by Seller or are obtained by Purchaser or its Affiliates, as the case may be (including any documents relating to any governmental or non-governmental Actions or investigations) relating to the conduct of the Business prior to the Closing Date. Notwithstanding the foregoing, during such seven-year (7-year) period, Purchaser and the Business Subsidiaries may dispose of any such Books and Records if Purchaser first offers the Books and Records to Seller in writing and Seller thereafter notifies Purchaser in writing that it wishes to reject such offer.

(b) After the Closing Date, for so long as such materials are retained in accordance with Section 6.10(a), Seller and Purchaser shall, and Purchaser shall cause the Business Subsidiaries to, and Seller shall cause its Subsidiaries to, permit the other party hereto and its authorized Representatives to have reasonable access to, and to inspect and copy, all materials referred to in Section 6.10(a) and to meet, as reasonably necessary, a reasonable number of times with officers and employees of such party and its Subsidiaries on a mutually convenient basis in order to obtain explanations with respect to such materials, in each case at the requesting party’s sole expense, during normal business hours and upon reasonable prior notice, (x) in connection with (i) any Action relating to the Business or the Business Subsidiaries, (ii) any governmental Consent, (iii) the prosecution or defense of any audit or Action that is then pending or threatened, (iv) adjustments to the Purchase Price pursuant to Section 1.03, or (v) the administration by Seller of the LiveRamp Assets and the LiveRamp Liabilities, including those described in the Contribution Agreement or (y) to the extent necessary to ensure compliance with this Agreement or applicable Law. Notwithstanding the foregoing, neither Seller nor Purchaser (nor any of their Affiliates) shall be required to disclose any information under this Section 6.10 (A) if such disclosure would be reasonably likely to: (1) contain information that in the reasonable, good faith judgment of the disclosing party (after consultation with outside counsel) is competitively sensitive; (2) jeopardize any attorney-client or other legal privilege or the protections of the work product doctrine; (3) contravene any applicable Laws, fiduciary duty or Contract to which the disclosing party or any of its Affiliates is a party; or (4) expose the disclosing party or any or its Affiliates to risk of liability for disclosure of sensitive or personal information; provided that, in any such case, the disclosing party shall provide such information in redacted form as necessary to preserve such privilege or protections or comply with such Law or Contract or otherwise make appropriate substitute disclosure arrangements, to the extent practicable or (B) in connection with any litigation or similar dispute between the parties hereto; provided, further, that the foregoing shall not limit any of the parties’ rights of discovery. Any such access or furnishing of information shall be conducted under the supervision of the disclosing party or its Representatives and in such a manner as not to interfere unreasonably with the normal operations of the business of the disclosing party and its Affiliates.

(c) Without limiting the generality of the foregoing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, provide to the other party such cooperation, documentation and information as either of them reasonably may request in connection with (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes or (iii) preparing for or conducting any audit, examination, litigation or other Action with respect to Taxes. Such cooperation shall include providing at the cost and expense of the requesting party any necessary powers of attorney and copies of all relevant portions of relevant financial or accounting data and Tax Returns, together with all relevant portions of relevant accompanying schedules, relevant work papers, relevant documents relating to rulings or other determinations by Governmental Authorities and relevant records concerning the ownership and Tax basis of property and other relevant information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at the cost of the requesting party to provide an explanation of any documents or information so provided.

6.11 Notification of Certain Matters. (a) Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) any notice or other communication received by such party or their respective Affiliates from any Governmental Authority in connection with the Transaction Documents or the Transactions, (ii) from any Person alleging that the Consent of such Person under a Material Contract is or may be required in connection with the Transactions, (iii) any Actions commenced against, relating to or involving or otherwise affecting such party or any of their respective Subsidiaries which relate to the Transaction Documents or the Transactions and (iv) the occurrence of any event which would or would be reasonably likely to (x) prevent or materially delay the consummation of the Transactions or (y) result in the failure of any condition set forth in Section 2.02 to be satisfied; and (b) Seller shall (i) give Purchaser prompt notice of any written notice or other written communication received from any party to any Material Contract with a customer listed on Section 3.20 of the Disclosure Schedules after the date hereof, to the effect that such party has terminated, intends to terminate or adversely and materially change such relationship with respect to the Business (in each case other than the expiration of the term of such Material Contract in accordance with its terms); provided that the delivery of any notice pursuant to this Section 6.11 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereunder or (ii) update any section of the Company Disclosure Schedules.

6.12 Transaction Litigation. Seller shall control the defense of any Action brought by stockholders of Seller against Seller and/or its directors relating to the Transactions; provided, however, that Seller (i) shall promptly provide Purchaser with copies of all proceedings and correspondence relating to such Action, (ii) shall give Purchaser the opportunity to consult with Seller regarding the defense or settlement of any such Action and (iii) shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the Transactions (other than any settlement that would not affect Purchaser or the Business in any material respect following the Closing, including any settlement solely for monetary damages to be paid by Seller or entirely from proceeds of Seller’s insurance, except for any applicable deductible which shall be paid by Seller) without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

6.13 Change of Name.

(a) Seller hereby acknowledges that, as of the Closing, all right, title and interest in and to the Marks and names set forth in Section 3.15(a) of the Disclosure Schedules, together with all variations, acronyms or derivations thereof or any names, trademarks, service marks, logos or otherwise that are confusingly similar thereto (collectively, the “Names and Marks”), will be owned exclusively by the Business Subsidiaries, and that, except as expressly provided below, any and all rights of Seller and its Subsidiaries that are not Business Subsidiaries to use the Names and Marks shall terminate as of the Closing, along with any and all goodwill associated therewith. Notwithstanding the foregoing, Seller and its Affiliates may at all times after the Closing use such Names and Marks (i) in internal Tax, legal, employment or similar records in existence as of Closing, (ii) as required by Law or the rules of any applicable stock exchange, (iii) as part of any factual statement and (iv) except with respect to usage rights provided in the Intercompany Agreements.

(b) Seller shall, as promptly as practicable after the Closing, file documents with the appropriate Governmental Authorities changing its and any other corporate name of Seller or its Subsidiaries that are not Business Subsidiaries (in such case, no more than ten (10) Business Days after the Closing with respect to the United States and as soon as reasonably practicable, with respect to jurisdictions outside of the United States), “doing business as” name, trade name and any other similar corporate identifier to (in the case of such corporate identifiers, no more than ninety (90) days after the Closing) to a corporate name, “doing business as” name, trade name or any other similar corporate identifier that does not contain any Names and Marks and is not confusingly similar to any Names and Marks. Except with respect to usage rights provided in a separate agreement between Seller and its Subsidiaries that are not Business Subsidiaries, on the one hand, and the Business Subsidiaries, on the other hand, Seller shall use reasonable best efforts to ensure that all Names and Marks are replaced, removed or covered-over on all materials as soon as reasonably possible and will discontinue all use of the Names and Marks, including, without limitation, on: order, purchase or material forms; requisitions; invoices; statements; labor reports; bill inserts; stationery; personalized note pads that are used for communications with the public; business cards; published organization charts; bulletins/releases; sales/price literature; manuals distributed to the public; catalogs; websites; and publicly available media contact lists/cards.

6.14 Seller Written Consent. Promptly following the Stockholder Approvals, and prior to the consummation of the Holdco Merger and LLC Conversion, Seller shall, in its capacity as the sole stockholder of the Company, execute and deliver to the Company and Purchaser a written consent approving the Sale on behalf of Seller in accordance with DGCL.

6.15 LiveRamp. On or prior to Closing, assuming the satisfaction by Seller of the conditions set forth in Section 2.02(a) and 2.02(c), LiveRamp shall execute and deliver the Transaction Documents not already executed and delivered on the date hereof to which it is a party.

6.16 Intercompany Accounts and Agreements. Seller shall cause all intercompany accounts (including any intercompany debt payables or receivables) between Seller, LiveRamp, or their Affiliates (other than the Business Subsidiaries), on the one hand and any Business Subsidiaries on the other hand, shall be paid or otherwise settled in full at or prior to the Closing (irrespective of the terms of payment or such intercompany accounts) in each case without liabilities or obligations of any Business Subsidiary. Seller shall use its reasonable best efforts to cause the Legacy Intercompany Agreements to be terminated or amended to remove LiveRamp or its Affiliates (such Affiliates shall be any Affiliates of Seller as of the Closing) as parties thereto, as applicable, effective as of the Closing and without further liability or obligation (contingent or otherwise) thereunder in each case without liabilities or obligations of any Business Subsidiary.

6.17 Payoff. The Company shall deliver to Purchaser at least three (3) Business Days prior to the Closing Date a copy of a payoff letter, in a customary form reasonably acceptable to Purchaser, subject to the delivery of funds as arranged by Purchaser, with respect to the Existing Company Credit Facilities, which payoff letter shall (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Existing Company Credit Facilities as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (b) state that upon receipt of the Payoff Amount under such payoff letter, the Existing Company Credit Facilities and all related loan documents shall be terminated and (c) provide that all Encumbrances, liens and guarantees in connection with the Existing Company Credit Facilities relating to the assets and properties of any of the Business Subsidiaries securing the obligations under the Existing Company Credit Facilities shall be released and terminated upon receipt of the Payoff Amount on the Closing Date (the “Payoff Letter”).

6.18 Real Property.

(a) Seller either has made available or, at the request of Purchaser, will make available to Purchaser accurate and complete copies of any title policies (together with copies of any documents of recorded listed as exceptions to title on such policies) for the Owned Real Property in the possession or under the control of Seller. At any time from the date of this Agreement until the Closing, Purchaser may obtain, and Seller shall reasonably cooperate with Purchaser in obtaining, new ALTA/ACSM land title surveys of the Owned Real Property certified to Seller, Purchaser, any title company selected by Purchaser and any agent of such title company (“Surveys”), provided that Purchaser shall pay all of the costs and expenses associated with obtaining such Surveys.

(b) Prior to the Closing Date, Seller, at Seller’s sole cost, shall file a correction deed or take any other remedial action reasonably acceptable to Seller and Purchaser with respect to the Dave Ward Owned Property (as such term is defined on Section 3.14(c) of the Disclosure Schedules) to cause fee simple title of the portion of the Dave Ward Owned Property currently held by “Acxiom, Inc.” to be held by “Acxiom Corporation.”

6.19 Reallocation of Employees.

(a) From and after the date hereof until the Closing Date, Seller shall not, without the prior written consent of Purchaser in its sole discretion, reassign or reallocate any employee designated as a Business Employee on the list provided to Purchaser pursuant to Section 3.13(d) on the date hereof to be an employee of the LiveRamp Entities (as defined in the Contribution Agreement).

(b) The parties agree that irreparable damage would occur if any provision of this Section 6.19 were not performed in accordance with the terms of this Agreement and that the Purchaser will be entitled to obtain specific performance of the terms of this Agreement, in addition to any other remedy to which it is entitled at law or in equity, and will not be required to post any bond in connection therewith.

(c) The covenants contained in this Section 6.19 are considered by the Parties to (i) be fair, reasonable and necessary for the protection of the legitimate interests of Purchaser, (ii) constitute a material inducement to Purchaser to enter into this Agreement and consummate the Transactions, (iii) not be injurious to the public and (iv) be appropriate based on the nature of LiveRamp’s, AMS’s and Purchaser’s respective businesses.

ARTICLE VII

EMPLOYEE MATTERS

7.01 Employee Equity Awards. Prior to the Closing, Seller shall take all actions necessary or appropriate to assume each Company Stock Plan and each outstanding Employee Option and Employee RSU and to ensure that none of Purchaser nor any of its Affiliates (including any Business Subsidiary) will have any Liabilities in respect of any Company Stock Plan, Employee Option, or Employee RSU from and after the Closing; provided that if any tax or social insurance or other similar withholding, reporting, remittance or payment obligations or any regulatory filing obligations apply to an Employee Option or Employee RSU held by an AMS Employee after the Closing, Seller and Purchaser (and any of their Affiliates for whom the AMS Employee worked or works, as applicable), agree to cooperate to ensure that such obligations are met (it being understood and agreed that Seller shall timely remit to Purchaser any amounts that Purchaser or any of its Affiliates may be required to be withheld in respect of any Employee Option or Employee RSU plus the employer-paid portion of any payroll or employment taxes payable in respect thereof). Immediately prior to the Closing, all Employee Options and Employee RSUs will have their vesting accelerate in full contingent upon the consummation of the Closing, provided that, with respect to Employee Options and Employee RSUs subject to performance-based vesting conditions (“Employee Performance Awards”), the performance period, as set forth in the award agreement underlying the applicable Employee Performance Award (the “Performance Award Agreement”), will be truncated (and the applicable performance-based vesting conditions shall be accordingly pro-rated), and a number of shares or restricted stock units, as applicable, subject to the Employee Performance Award will vest based on the degree of achievement of performance objectives (as set forth in the applicable Performance Award Agreement) as of the date of the Closing, and all remaining shares or restricted stock units, as applicable, subject to the Employee Performance Award that fail to vest pursuant to this Section 7.01 will terminate as of the Closing and be of no further force or effect.

7.02 Employee Benefits.

(a) With respect to the AMS Employees as of the Closing (other than AMS Employees covered by a collective bargaining or other agreement with a works council or other labor or trade union), for a period commencing on the Closing Date (or, with respect to any AMS Employee on a short-term or long-term disability leave of absence as of the Closing Date, such later date as such AMS Employee’s employment with Purchaser and its Affiliates commences) and ending on the earlier of (x) the date that is twelve (12) months after the Closing and (y) the date on which the applicable AMS Employee’s employment is terminated for any reason (the “Continuation Period”), Purchaser agrees to provide or cause its Subsidiaries to provide each such AMS Employee with (i) a base salary or base wage rate (as applicable) that is no less favorable to each AMS Employee than that provided to such AMS Employee immediately prior to the Closing, (ii) annual cash bonus opportunities that are no less favorable to each AMS Employee than that provided to such AMS Employee immediately prior to the Closing, and (iii) 401(k) and other retirement benefits and medical and other welfare benefits that are no less favorable, in the aggregate, than those provided to similarly situated employees of Purchaser from time to time. Notwithstanding anything herein to the contrary, prior to the Closing, Seller shall take all actions necessary or appropriate to transfer the employment of each AMS Employee who is on a short-term or long-term disability leave, or any other protected leave of absence as of the Closing Date to Seller or an Affiliate of Seller (other than a Business Subsidiary), provided that, if any such AMS Employee is ready to return to active work within 180 days following the Closing Date, Purchaser shall, promptly following receipt of written notice from Seller that such AMS Employee is ready to return to active work, make an offer of employment to such AMS Employee, effective as of the date such AMS Employee is ready to return to active work, on such terms and conditions as determined by Purchaser taking into account its obligations pursuant to this Section 7.02.

(b) Purchaser agrees to provide, or cause its Subsidiaries to provide, each AMS Employee as of the Closing (other than AMS Employees covered by a collective bargaining or other agreement with a works council or other labor or trade union) with severance payments and benefits that are no less favorable than the severance payments and benefits for which such AMS Employee was eligible to receive immediately prior to the Closing for a similar termination of employment under the applicable Seller Plan set forth in Section 7.02(b) of the Disclosure Schedules, taking into account any service with Purchaser and its Subsidiaries through such date of termination, subject to such AMS Employee’s execution of a general release of claims in favor of Purchaser and its Subsidiaries in a form reasonably acceptable to Purchaser that is effective within sixty (60) days following such termination, and as permitted by applicable Law, for (i) for twenty-four (24) months following the Closing with respect to participants in the Acxiom Amended and Restated 2010 Executive Officer Severance Policy and the Acxiom 2010 Senior Vice President and Special Situation Associate Severance Policy, or (ii) the duration of the Continuation Period with respect to participants in all other Seller Plan’s set forth in Section 7.02(b) of the Disclosure Schedules. Nothing herein shall be construed to prohibit, limit or restrict the ability of Purchaser, the Business Subsidiaries or any of their respective Subsidiaries from altering the duties and employment terms applicable to a given AMS Employee following the applicable period for which severance payments or benefits are provided.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Purchaser or its Subsidiaries following the Closing, including a Benefit Plan (the “Purchaser Plans”), for purposes of determining eligibility to participate and vesting, and for purposes of vacation accrual and level of severance benefits, service with Seller and the Business Subsidiaries (or predecessor employers to the extent Seller or any of the

Business Subsidiaries provides past service credit) shall be treated as service with Purchaser and its Subsidiaries to the same extent such service was recognized for such AMS Employees under the analogous Benefit Plan immediately prior to the Closing, except that Purchaser and its Affiliates shall not be required to recognize prior service (i) to the extent that recognition for prior service is not generally afforded to Purchaser’s (and its Affiliates’) other employees under such Purchaser Plan (or applicable award agreement), (ii) if recognition of such prior service would result in the duplication of benefits, or (iii) for purposes of benefit accruals or eligibility for any retiree welfare benefits or under any defined benefit pension plan other than an Assumed Business Benefit Plan in which such AMS Employee participated in immediately prior to Closing. Purchaser shall use commercially reasonable efforts to cause each of the applicable Purchaser Plans that provides medical, dental, pharmaceutical, or vision benefits to any AMS Employee to (i) waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent waived or not included under the corresponding Seller Plan, and (ii) provide AMS Employees with credit under the applicable Purchaser Plans for amounts paid by such AMS Employees prior to the Closing during the plan year in which the Closing occurs under a corresponding Seller Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Purchaser Plans; provided that Seller provides Purchaser with all information reasonably requested by Purchaser in order to satisfy its obligations hereunder promptly following a written request from Purchaser.

(d) From and after the Closing, Purchaser shall cause the AMS Employees to be subject to the vacation, leave of absence, sick leave and other paid time off policies of Purchaser applicable to similarly situated employees of Purchaser in the applicable jurisdiction or geographic location, provided that each AMS Employee in the United States shall receive credit for all accrued and unused vacation days, paid time off, or sick leave (as applicable), earned but not yet taken by such AMS Employee as of the Closing Date to the extent such accruals are included as Current Liabilities.

(e) Prior to the Closing, Seller shall take all actions necessary or appropriate to ensure that all Business Employees are employed by a Business Subsidiary effective immediately prior to the Closing. Seller shall, or shall cause its Subsidiaries to, take all actions necessary in respect of consulting obligations and similar notice and bargaining obligations that arise on or before the Closing in connection with this Agreement or the Transactions.

(f) Purchaser shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to employ the AMS Employees who are foreign nationals working in the United States (the “Alien Employees”), under terms and conditions such that Purchaser or its Subsidiaries, as applicable, will be considered the successor-in-interest to the Business for U.S. immigration purposes. Accordingly, Purchaser shall, or shall cause its Subsidiaries to, assume all immigration-related Liabilities that have arisen or will hereafter arise in connection with the submission of petitions to the United States Citizenship and Immigration Service requesting the grant of employment-based non-immigrant and immigrant visa benefits on behalf of the Alien Employees.

(g) Purchaser shall use commercially reasonable efforts to cooperate with Seller in Seller’s efforts to fulfill its obligations to consult with its works council in France, and any other such jurisdiction in which consultation is required, which commercially reasonable efforts shall include providing Seller such data and information reasonably necessary to fulfill its obligations.

(h) Expenses and benefits with respect to claims incurred by AMS Employees or their covered dependents on or after the Closing (or, with respect to any AMS Employee on a short-term or long-term disability leave of absence as of the Closing Date, the date such AMS Employee’s employment with Purchaser and its Affiliates commences) and expenses and benefits payable under any Purchaser Plans shall be the responsibility of Purchaser or its Subsidiaries. For purposes of this paragraph, a claim is deemed incurred in the case of medical, vision or dental benefits when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of short-term or long-term disability, when the disability occurs; in the case of workers’ compensation benefits, when the event giving rise to the benefits occurs; and otherwise, at the time the AMS Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(i) In the event that the Closing Date occurs prior to the date on which discretionary bonuses that are accrued by Seller and its Affiliates in respect of the Business Subsidiaries’ fiscal year ended March 31, 2019 are paid to AMS Employees, Purchaser shall cause the Business Subsidiaries to pay discretionary bonuses to AMS Employees in respect of the Business Subsidiaries’ fiscal year ended March 31, 2019 that are in the aggregate not less than the amount accrued by Seller and its Affiliates in respect of such discretionary bonuses for the portion of the Business Subsidiaries’ fiscal year ended March 31, 2019 that occurs on or prior to the Closing Date, with such amounts to be paid on or prior to June 30, 2019.

(j) The parties hereto acknowledge and agree that all provisions contained in this Section 7.02 with respect to AMS Employees are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right (i) in any other person, including AMS Employees, former employees, any participant or any beneficiary thereof in any Benefit Plan, or Purchaser Plans or (ii) to continued employment with the Business Subsidiaries or Purchaser or any of its Subsidiaries. Notwithstanding anything in this Section 7.02 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an adoption, amendment or other modification of any Benefit Plan, Seller Plan or any other employee benefit plans of Seller or the Business Subsidiaries.

(k) Seller has provided to Purchaser a list identifying each AMS Employee who participates in the Acxiom Corporation Nonqualified Deferral Plan or the Acxiom Corporation Non-Qualified Matching Contribution Plan sponsored and maintained by Seller (each such AMS Employee, a “SERP Employee”). Purchaser shall, or shall cause its Subsidiaries to, notify Seller in writing of the termination of employment of any SERP Employee within ten (10) business days following the date of such termination. Purchaser and Seller agree that the transactions contemplated by this Agreement will not constitute a “termination of employment” of the SERP Employees for purposes of Section 5.3(a) of the Acxiom Corporation Nonqualified Deferral Plan or the Acxiom Corporation Non-Qualified Matching Contribution Plan.

(l) Promptly following the date hereof (and in all events within thirty (30) days following the date hereof), Seller shall determine the final allocation of the Retention Pool and deliver award agreements to each AMS Employee set forth on Section 7.02(l) of the Disclosure Schedules, in each case, as contemplated by Section 7.02(l) of the Disclosure Schedules.

ARTICLE VIII

TAX MATTERS

8.01 Tax Returns.

(a) Seller shall prepare and timely file or cause to be prepared and timely filed when due (taking into account valid extensions) (i) all Tax Returns of or with respect to any of the Business Subsidiaries or the AMS Assets that are required to be filed on or after the date hereof and on or before the Closing Date, (ii) all income Tax Returns of or with respect to any of the Business Subsidiaries for any Tax period ending on or prior to the Closing Date and (iii) all Tax Returns of or with respect to the LiveRamp Assets (collectively, “Seller Returns”). All Seller Returns described in clause (i) or (ii) of the preceding sentence shall be prepared timely in a manner consistent with the past practices of the Business Subsidiaries unless otherwise required by applicable Law and the provisions of this Agreement.

(b) Except for Seller Returns and only if not filed on or prior to the Closing Date, Purchaser shall prepare and file or cause to be prepared and filed when due (taking into account valid extensions) all Tax Returns that are required to be filed by any of the Business Subsidiaries or with respect to the AMS Assets the due date of which (taking into account extensions of time to file) is after the Closing Date (the “Purchaser Returns”). All such Purchaser Returns relating to any Tax period or portion thereof ending on or prior to the Closing Date shall be prepared timely in a manner consistent with the past practice of the Business Subsidiaries unless otherwise required by applicable Law.

(c) Any income or other material Purchaser Return relating to any Tax period or portion thereof ending on or prior to the Closing Date and any Seller Return relating to any Tax period ending on the Closing Date (other than a Seller Affiliated Group Return) shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) by Purchaser to Seller or by Seller to Purchaser, as applicable, for review and comment not less than twenty (20) days prior to the due date for the filing of such Purchaser Return (taking into account valid extensions). Any disputes between Purchaser and Seller with respect to such Tax Returns shall be resolved by the Independent Accounting Firm, whose costs shall be borne substantially in accordance with Section 1.03(e).

(d) Prohibited Actions. Purchaser shall not, and shall cause its Affiliates not to, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed) (A) in each case with respect to the Business or any Business Subsidiary, amend any Tax Return, make, change or revoke any Tax election, file any Tax Return in a jurisdiction in which Tax Returns have not previously been filed, initiate or enter into any voluntary disclosure agreement or similar agreements, extend any applicable statute of limitations or take any other similar action outside the ordinary course of business to the extent such amendment or action could materially increase Seller’s (or any of its Affiliates’) liability for Taxes under applicable Law or pursuant to the Contribution Agreement or this Agreement, or (B) take, or cause to take, any action that could materially increase, or result in or change the character of any material amount of, any income or gain that must be reported on any Tax Return filed or to be filed by Seller (or any of its Affiliates). Notwithstanding the foregoing, each party shall consider in good faith any request by the other party to make any election under Section 338 of the Code, or any comparable provision of state, local or foreign Law, with respect to any of the Business Subsidiaries, but any such election shall not be made without the prior written consent of the non-requesting party (not to be unreasonably withheld, conditioned or delayed); provided, that Buyer agrees that Seller may withhold such consent if Buyer requests that elections under Section 338(g) of the Code be made with respect to some, but not all, of the Business Subsidiaries that are “controlled foreign corporations” within the meaning of Section 957 of the Code.

8.02 Refunds. Any refund of Affiliated Group Taxes (including any interest in respect thereof) received by Purchaser or any of the Business Subsidiaries, and any amounts credited against such Affiliated Group Taxes in lieu of a Tax refund to which Purchaser or any of the Business Subsidiaries becomes entitled (including by way of any amended Tax Returns or any carryback filing) for any Tax period or portion thereof ending on or prior to the Closing Date shall be for the account of Seller to the extent such Affiliated Group Taxes were paid on or prior to the Closing or indemnified or otherwise economically borne by Seller or its Affiliates. Purchaser shall pay over to Seller any such refund or the amount of any such credit in lieu of a Tax refund (reduced by any costs or Taxes incurred in obtaining such refund or credit) within five (5) Business Days after receipt or, in the case of a credit in lieu of a Tax refund, after Purchaser or the Business Subsidiaries become entitled to such credit as a result thereof. For purposes of this Section 8.02, where it is necessary to apportion a refund or credit in lieu of a Tax refund between Purchaser and Seller for a Tax period that includes but does not end on the Closing Date, such refund or credit shall be apportioned between the portion of such period ending on and including the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books of the Business Subsidiaries as if such taxable period ended on and included the Closing Date, except that refunds or credits of Affiliated Group Taxes imposed on a periodic basis shall be allocated on a daily basis. Purchaser shall cooperate, and cause the Business Subsidiaries to cooperate, in obtaining any Tax refund for any Affiliated Group Taxes for any Tax period ending on or prior to the Closing Date.

8.03 Tax Sharing Agreements. Notwithstanding anything herein to the contrary, to the extent relating to the Business Subsidiaries, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or similar arrangements (which, for the avoidance of doubt, shall not include this Agreement, the Contribution Agreement or any other Transaction Document), if any, by and between any of the Business Subsidiaries, on the one hand, and Seller or any of its Subsidiaries (other than the Business Subsidiaries), on the other hand, and neither Seller nor any of its Subsidiaries (other than the Business Subsidiaries) nor any of the Business Subsidiaries shall have any rights or obligations thereunder after the Closing.

ARTICLE IX

PRE-CLOSING TERMINATION OF AGREEMENT

9.01 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after the Stockholder Approvals are obtained, as follows:

(a) by mutual written agreement of Seller and Purchaser;

(b) by either Seller or Purchaser, if:

(i) the Closing shall not have occurred by January 2, 2019 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to a party, if any failure by such party to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(ii) any Governmental Authority of competent jurisdiction shall have issued or entered any Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Sale or any material aspect of the Separation, and such Governmental Order or action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall have used its reasonable best efforts to remove such Governmental Order or other action; and provided, further, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to a party whose failure to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, the issuance of such Governmental Order or taking of such action; or

(iii) the Stockholder Approvals shall not have been obtained upon a vote taken thereon at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) by Seller:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 2.02(c) and (B) is not capable of being cured by Purchaser by the Outside Date or, if capable of being cured, shall not have been cured by Purchaser on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following Seller’s delivery of written notice to Purchaser of such breach or failure to perform; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Seller or the Company is then in material breach of any of its representations, warranties, covenants, agreements or other obligations under this Agreement; or

(ii) at any time prior to receipt of the Stockholder Approvals, in order to enter into a definitive agreement with respect to a Superior WholeCo Proposal, subject to the applicable terms and conditions of Section 6.07; provided that Seller shall have paid the Termination Fee to Purchaser in accordance with Section 9.03 substantially concurrently with or prior to such termination.

(d) by Purchaser, if:

(i) Seller or the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 2.02(b) and (B) is not capable of being cured by Seller or the Company by the Outside Date or, if capable of being cured, shall not have been cured by Seller or the Company on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following Purchaser’s delivery of written notice to Seller or the Company of such breach or failure to perform; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if Purchaser is then in material breach of any of its representations, warranties, covenants, agreements or other obligations under this Agreement; or

(ii) at any time prior to the receipt of the Stockholder Approvals, an Adverse Recommendation Change shall have occurred.

9.02 Effect of Termination. Any termination of this Agreement pursuant to Section 9.01 shall be effective immediately upon delivery of written notice thereof by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made (other than Section 9.01(a), which termination shall be effective upon the effectiveness of such mutual written agreement), and this Agreement shall become null and void and there shall be no liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 9.03 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from fraud or any willful and material breach of this Agreement prior to such termination, in which case, except as otherwise provided in Section 9.03 or in any other provision of this Agreement, the aggrieved party shall be entitled to all remedies available at Law or in equity; and provided, further, that the Confidentiality Agreement, this Section 9.02, Section 9.03 and Article XI shall survive any termination of this Agreement pursuant to Section 9.01. For purposes of this Agreement, “willful and material breach” means a breach that is material, and that is caused by an action or omission that the breaching party knew was, or would reasonably be expected to result in, a material breach.

9.03 Termination Fee.

(a) If, but only if, the Agreement is terminated by:

(i) (A) Purchaser pursuant to Section 9.01(d)(i), or (B) either Purchaser or Seller pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), and in the case of either clause (A) or clause (B) (x) a Competing AMS Proposal or a WholeCo Proposal shall have been publicly disclosed or shall have become publicly known after the execution of this Agreement and prior to the date of such termination and such Competing AMS Proposal or such WholeCo Proposal shall not have been publicly withdrawn at least ten (10) Business Days prior to the date of the Stockholders’ Meeting and (y) within twelve (12) months after such termination, Seller consummates or enters into a definitive agreement for any Competing AMS Proposal or WholeCo Proposal (provided, however, that for purposes of this Section 9.03(a)(i), the reference to “any AMS Assets” in the definition of Competing AMS Proposal shall be deemed to be a reference to “more than 25% of AMS Assets” and the references to “20%” in the definition of WholeCo Proposal shall be deemed to be references to “50%”);

(ii) Seller pursuant to Section 9.01(c)(ii); or

(iii) Purchaser pursuant to Section 9.01(d)(ii);

then, in any such case, Seller or the Company shall pay, or cause to be paid, to Purchaser $86,250,000 (the “Termination Fee”). Any payment required to be made under this Section 9.03(a) shall be made by wire transfer of immediately available funds to the account or accounts designated by Purchaser, (x) in the case of clause (i) above, on the same day as the earlier of the entry into a definitive agreement and consummation of the transaction contemplated therein, (y) in the case of clause (ii) above, simultaneously with or prior to such termination and (z) in the case of clause (iii), promptly, but in no event later than three (3) Business Days after the date of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall Seller be required to pay the Termination Fee on more than one occasion.

(c) If this Agreement is terminated by (i) Seller or Purchaser pursuant to Section 9.01(b)(iii), (ii) Seller or Purchaser pursuant to Section 9.01(b)(i) and as of the date of such termination the condition set forth in Section 2.02(a)(iv) has not been satisfied or (iii) Seller or Purchaser pursuant to Section 9.01(b)(ii) with respect to the Separation, then in any such case, Seller or the Company shall pay, or cause to be paid, to Purchaser all Purchaser Expenses, such payment to be made promptly, but in no event later than three (3) Business Days after the date of such termination. Purchaser Expenses shall reduce, on a dollar-for-dollar basis, any Termination Fee that becomes due and payable under Section 9.03(a).

(d) Notwithstanding anything to the contrary set forth in this Agreement, and except in the case of fraud or any willful and material breach of this Agreement, Purchaser’s right to receive payment from Seller of the Termination Fee pursuant to Section 9.03(a) shall, in circumstances in which the Termination Fee is owed, constitute the sole and exclusive remedy of Purchaser against Seller and any of its respective former, current or future general or limited partners, stockholders, members, managers, Representatives or assignees (collectively, the “Seller Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Seller Related Parties shall have any further liability or obligation related to or arising out of this Agreement or the Transactions (except that Seller shall also be obligated with respect to Section 9.03(e)).

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Purchaser in the circumstances in which such fee is payable and which do not involve fraud or willful and material breach of this Agreement, except as expressly set forth herein, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, Purchaser would not enter into this Agreement; accordingly, if Seller fails to timely pay any amount due pursuant to this Section 9.03, in addition to the Termination Fee, Seller shall pay Purchaser its reasonable and documented out-of-pocket fees and expenses (including fees and expenses of counsel) in connection with the collection of such overdue amount, including any Actions in connection therewith, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

ARTICLE X

DEFINITIONS

10.01 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“Acceptable Confidentiality Agreement” has the meaning ascribed to such term in Section 6.07(k)(i).

“Accounting Principles” has the meaning ascribed to such term in Section 1.03(a).

“Actions” means any action, claim, suit, proceeding, arbitration, subpoena, civil investigative demand or Governmental Authority investigation.

“Adverse Effect on the Debt Financing” has the meaning ascribed to such term in Section 1.03(a).

“Adverse Recommendation Change” has the meaning ascribed to such term in Section 6.07(f).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person.

“Affiliated Group Taxes” has the meaning ascribed to such term in the Contribution Agreement.

“Agreement” means this Membership Interest Purchase Agreement, the Disclosure Schedules and the Exhibits hereto.

“Alien Employees” has the meaning ascribed to such term in Section 7.02(f).

“Alternative Debt Financing” has the meaning ascribed to such term in Section 6.03(b).

“AMS Assets” has the meaning ascribed to such term in the Contribution Agreement.

“AMS Employee” means any individual who is employed by a Business Subsidiary as of the Closing Date.

“AMS Liabilities” has the meaning ascribed to such term in the Contribution Agreement.

“Antitrust Laws” means any applicable Law or other legal restraint designed to govern competition, trade regulation or foreign investment matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade.

“Arvest Loan” means the loan from Arvest Bank to Acxiom Corporation, dated as of January 30, 2004, by and between the Company and Arvest Bank, as modified by that certain Debt Modification agreement between the Company and Arvest Bank, dated as of June 5, 2013.

“Assumed Business Benefit Plan” means each Benefit Plan that provides for defined benefit pension benefits for AMS Employees located in the United Kingdom.

“Base Purchase Price” has the meaning ascribed to such term in Section 1.02.

“Benefit Plan” means each compensation or benefit plan, program, arrangement, policy or agreement set forth on Section 3.12(a) of the Disclosure Schedules, which includes all such compensation or benefit plans, programs, arrangements, policies and agreements, whether written or unwritten, including any such plan, program, arrangement, policy or agreement that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, whether or not such employee welfare benefit plan is subject to ERISA, an employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such pension plan is subject to ERISA, or health, medical, dental, disability, accident or life insurance or a bonus, incentive, deferred compensation, Tax gross-up, vacation, stock purchase, stock option, restricted stock or other equity-based award, severance, termination, retention, retirement, savings, employment, change of control, vacation, fringe benefit or any similar plan, program, arrangement or agreement, which the Business Subsidiaries sponsor, maintain or contribute to (or are required to be contributed to) or in respect of which will have any Liability from and after the Closing Date; provided that the term “Benefit Plan” shall not include any arrangement or portion thereof that is any plan, fund or arrangement to the extent funded exclusively by employer side employment taxes, social or national insurance contributions or similar contributions to a governmental fund with respect to the wages of an employee. For purposes of clarification, plans or arrangements sponsored, maintained, or contributed to by Seller in respect of which the Business Subsidiaries will not have any Liability from and after the Closing, including any Seller Plan, will not constitute “Benefit Plans” for purposes of this Agreement.

“Books and Records” means all files, documents, instruments, correspondence, data, papers and other books and records of the Business Subsidiaries to the extent relating to the Business, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, drawings, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs, retrieval programs and operating data and plans, in all cases whether in paper, data, electronic, microfilm, microfiche, computer tape or disc, magnetic tape or any other form.

“Business” has the meaning ascribed to the term “AMS Business” under the Contribution Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or Little Rock, Arkansas.

“Business Employees” has the meaning ascribed to such term in Section 3.13(d).

“Business Intellectual Property” means Intellectual Property Rights used or held for use by any of the Business Subsidiaries in the conduct of the Business, including Owned Business Intellectual Property and Seller Licensed Software.

“Business Material Adverse Effect” means any circumstance, event, development, effect, change or occurrence that, individually or in the aggregate, (A) would or would reasonably be expected to prevent, materially delay or materially impair the ability of Seller, the Company or their respective Subsidiaries to consummate the Sale or any material portion of the Separation or (B) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operation or condition (financial or otherwise) of the Business, taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in general economic, financial market, or United States or global political conditions; (ii) general changes or developments in any of the industries or markets in which the Business Subsidiaries operate; (iii) changes in any applicable Laws or applicable accounting regulations or principles, including GAAP, or official or judicial interpretations thereof or changes in the accounting rules or regulations of the SEC, or official or judicial interpretations thereof; (iv) any change in the price or trading volume of Seller’s securities, in and of itself; (v) any failure by the Business Subsidiaries to meet published analyst estimates or expectations of revenues, earnings or other financial performance or results of operations for any period, in and of itself; (vi) any failure by the Business Subsidiaries to meet internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself; (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters or other force majeure events; (viii) the announcement, consummation or existence of this Agreement and the Transactions, including the threat of or the initiation of any Action by any stockholder with respect to this Agreement, or any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Business Subsidiaries, in each case due to the announcement and performance of this Agreement or the identity of the parties to this Agreement (or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the Business), or the performance of this Agreement and the Transactions, including compliance with the covenants set forth herein; (ix) any action taken by Seller, or which Seller causes to be taken by any of the Business Subsidiaries, in each case which is required or contemplated by or resulting from this Agreement or the Contribution Agreement; and (x) any actions taken (or omitted to be taken) at the express written request of, or expressly consented to in writing by, Purchaser; provided, however, that the facts, circumstances, events, developments, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Business Material Adverse Effect has occurred to the extent (but only to such extent) such circumstances, events, developments, changes or occurrences have a disproportionate adverse impact on the Business Subsidiaries, taken as a whole, relative to the other participants in the industries or markets in which the Business Subsidiaries operate; provided, further, that the exceptions in clauses (iv) through (vi) above shall not prevent or otherwise affect a determination that the underlying cause of any failure or change referred to therein has had or contributed to a Business Material Adverse Effect.

“Business Subsidiaries” means the Company and the Subsidiaries of the Company (after giving effect to the Holdco Merger and the Separation).

“Carve-Out Financial Statements” has the meaning ascribed to such term in Section 3.07(a).

“Cash” means cash, cash equivalents and marketable securities with remaining maturities of less than three (3) months of the Business Subsidiaries (other than all restricted cash of the Business Subsidiaries, including but not limited to, cash subject to restrictions or limitations on use or distribution by law, contract or otherwise including, by any Governmental Authority), less any outstanding checks and wire transfers and excluding any cash pledged as securing rent deposits, any certificates of deposit and any other cash held as collateral in respect of liabilities to any other Person.

“Change in Control Payment” means (i) the Retention Pool and any applicable employer-paid portion of payroll taxes payable in connection with the payments made thereunder, in each case payable by the Company or any of its Subsidiaries and (ii) any transaction, retention, change in control or similar bonuses, severance payments and other employee-related change of control payments payable by the Company or any of its Subsidiaries as of or after the Closing (including any Transaction Payroll Taxes) as a result of, or in connection with, the consummation of the Transactions. Notwithstanding anything herein to the contrary, a severance payment for an AMS Employee (including the employer portion of any withholding, payroll, employment or similar Taxes associated therewith) that is triggered by the occurrence of (i) the Transactions, followed by (ii) a subsequent termination at or after the Closing Date of such AMS Employee’s employment with the Company or any of its Subsidiaries shall not be deemed a Change in Control Payment, unless such AMS Employee has the right to resign and collect severance as a result of the Transactions without any additional act or omission by Purchaser or any of its Affiliates.

“Closing” has the meaning ascribed to such term in Section 2.01(a).

“Closing Adjustment Threshold” means $1,000,000.

“Closing Cash” has the meaning ascribed to such term in Section 1.03(b).

“Closing Date” has the meaning ascribed to such term in Section 2.01(a).

“Closing Debt” has the meaning ascribed to such term in Section 1.03(b).

“Closing Net Working Capital” has the meaning ascribed to such term in Section 1.03(b).

“Closing Transaction Expenses” has the meaning ascribed to such term in Section 1.03(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment Letter” has the meaning ascribed to such term in Section 4.10(a).

“Company” has the meaning ascribed to such term in the preamble of this Agreement.

“Company Common Stock” means the common stock, par value $0.10 per share, of the Company.

“Company Purchase Price” means the Purchase Price (as finally determined pursuant to Section 1.03), and together with all other amounts relevant to the Company Purchase Price Allocation, including any AMS Liabilities (and any other liabilities deemed assumed by the Company) that are treated as assumed by the Company at the Closing for U.S. federal income Tax purposes.

“Company Purchase Price Allocation” has the meaning ascribed to such term in Section 1.05(a).

“Company Recommendation” has the meaning ascribed to such term in Section 3.02(g).

“Company Reports” has the meaning ascribed to such term in Section 3.07(b).

“Company Stock Plan” means any plan, program, policy, agreement or arrangement pursuant to which any Employee Options or Employee RSUs were granted.

“Competing AMS Proposal” has the meaning ascribed to such term in Section 6.07(k)(ii).

“Confidentiality Agreement” has the meaning ascribed to such term in Section 6.06(b).

“Consent” means any consent, approval, authorization, clearance, waiver, Permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under Antitrust Laws of applicable jurisdictions, in each case required to permit the consummation of the Transactions.

“Continuation Period” has the meaning ascribed to such term in Section 7.02(a).

“Contract” means any written or oral contract, agreement, lease, license, indenture, note, bond, undertaking, obligation, commitment or instrument that is legally binding and has not expired.

“Contribution Agreement” has the meaning ascribed to such term in the recitals of this Agreement.

“Contribution Transactions” means the transactions contemplated by the Contribution Agreement.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412, 430 or 4971 of the Code, or (d) as a result of failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Copyrights” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Counsel” has the meaning ascribed to such term in Section 11.15.

“Credit Agreement” means that certain Sixth Amended and Restated Credit Agreement dated as of June 20, 2017 among Seller, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents party thereto.

“Current Assets” means only those categories shown on Exhibit B as current assets and as determined in accordance with the Accounting Principles.

“Current Liabilities” means only those categories shown on Exhibit B as current liabilities and as determined in accordance with the Accounting Principles.

“D&O Insurance” has the meaning ascribed to such term in Section 6.09(a).

“Data Protection Laws” means all applicable Laws related to data protection, data privacy, data security, cross-border data transfer, financial privacy, health privacy, breach notification, and consumer marketing in the European Union (including the United Kingdom), the United States of America, or elsewhere in the world (including but not limited to the GDPR).

“Dave Ward Owned Property” has the meaning ascribed to it on Schedule 3.14(c) of the Disclosure Schedules.

“Debt” means all obligations of the Business Subsidiaries, without duplication, in respect of (a) indebtedness for borrowed money (including in respect of outstanding principal and accrued and unpaid interest), all fees, premiums, prepayment penalties, breakage costs or similar charges or expenses or other obligations owed as a result of the early repayment or redemption thereof, (b) all obligations evidenced by notes, bonds, debentures, debt securities or other similar instruments, including any of the foregoing categories of obligations incurred in connection with the acquisition of property, assets or business, (c) capital lease obligations, (d) the deferred portions or installments of purchase price of property or services (including earn-outs, milestone payments and other similar payments), (e) any bankers’ acceptance or letters of credit or similar facilities, in each case only to the extent drawn or otherwise not contingent, including the principal, interest and fees owing thereon, (f) all payment obligations under any interest rate swap agreements, interest rate hedge agreements or any other financial hedging or swap arrangements or similar agreements to which the Business Subsidiaries are party (including any obligations that may arise upon the termination thereof), (g) payment obligations secured by any lien on the assets or properties of any Business Subsidiary, including the Arvest Loan, whether or not the obligations secured thereby have been assumed by any Business Subsidiary, (h) Taxes (if any) arising out of a LiveRamp Sale which the Business Subsidiaries are obligated to pay,(i) all unfunded or underfunded pension obligations of the Business Subsidiaries, (j) any non-income tax reserves, or (k) all obligations of others of the nature referred to in clauses (a) through (j) above guaranteed or counter-indemnified directly or indirectly in any manner by a Business Subsidiary or for which such Business Subsidiary is otherwise liable. Notwithstanding the foregoing and for the avoidance of doubt, “Debt” shall exclude any Taxes, other than as expressly set forth herein.

“Debt Financing” has the meaning ascribed to such term in Section 4.10(a).

“Debt Financing Sources” shall mean Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A. (in their respective capacities as lenders, arrangers, bookrunners, managers and/or agents under the Commitment Letter), and any of their respective affiliates, each acting pursuant to the Commitment Letter (or any other debt financing source and its affiliates that may become party to the Commitment Letter as the same may be amended, supplemented, modified, waived or replaced in accordance with the definition thereof), and any other institutions or persons who provide any portion of the Debt Financing, and any other institutions or persons who provide any portion of the Debt Financing or Alternative Debt Financing (including who become lenders or purchasers with respect to any joinder agreements, indentures or credit agreements related thereto), any of such person’s affiliates and any of such person’s or any of its affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners, and their respective successors and assigns; provided, for the avoidance of doubt, that the Purchaser and its Affiliates shall not constitute Debt Financing Sources.

“Delayed Transfer” has the meaning ascribed to such term in the Contribution Agreement.

“Delayed Transfer Assets” has the meaning ascribed to such term in the Contribution Agreement.

“Delayed Transfer Liabilities” has the meaning ascribed to such term in the Contribution Agreement.

“Designated Persons” has the meaning ascribed to such term in Section 11.15.

“DGCL” means the Delaware General Corporation Law, as amended from time to time.

“Disclosure Schedules” means the disclosure schedules delivered by Seller to Purchaser in connection with, and upon execution of, this Agreement.

“Dispute Notice” has the meaning ascribed to such term in Section 1.03(c).

“Employee Option” means any option to purchase Company Common Stock, which award is outstanding as of immediately prior to the Closing.

“Employee Performance Awards” has the meaning ascribed to such term in Section 7.01.

“Employee RSU” means any restricted stock unit covering Company Common Stock, which award is outstanding as of immediately prior to the Closing.

“Encumbrance” means any encumbrance, restriction, lien, charge, pledge, mortgage, deed of trust, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, encroachment, right of occupation, any matter capable of registration against title, option, right of pre-emption or privilege or any agreement or other commitment, whether written or oral, to create any of the foregoing (excluding restrictions on transfer arising under securities Laws) or title defect of any nature; provided, that “Encumbrance” does not include non-exclusive licenses or covenants not to sue or assert with respect to Intellectual Property Rights granted in the ordinary course of business.

“Enforceability Limitations” has the meaning ascribed to such term in Section 3.02(c).

“Environmental Law” means any Law or Governmental Order relating to pollution or protection of human health or safety or the environment (including air, water vapor, surface water, groundwater, drinking water, supply, surface or subsurface land or strata and natural resources), including Laws relating to (1) Releases or threatened Releases of, or exposure to, Hazardous Materials; (2) the manufacture, processing, generation, distribution, use, treatment, storage, containment (whether aboveground or underground), transport or handling of Hazardous Materials; (3) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources; (4) conservation, emissions or control of greenhouse gases; and (5) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials or Permits in respect of any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with any of the Business Subsidiaries would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Estimated Cash” has the meaning ascribed to such term in Section 1.03(a).

“Estimated Closing Adjustment Amount” has the meaning ascribed to such term in Section 1.03(a).

“Estimated Closing Statement” has the meaning ascribed to such term in Section 1.03(a).

“Estimated Debt” has the meaning ascribed to such term in Section 1.03(a).

“Estimated Net Working Capital” has the meaning ascribed to such term in Section 1.03(a).

“Estimated Purchase Price” has the meaning ascribed to such term in Section 1.02.

“Estimated Transaction Expenses” has the meaning ascribed to such term in Section 1.03(a).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder.

“Existing Company Credit Facilities” means the Credit Agreement, Guaranty and Security Agreement.

“FCPA” has the meaning ascribed to such term in Section 3.10(c)(i).

“Fee Letter” has the meaning ascribed to such term in the definition of “Purchaser Financing Expenses.”

“Final Closing Adjustment Amount” has the meaning ascribed to such term in Section 1.03(f).

“Final Post-Closing Statement” has the meaning ascribed to such term in Section 1.03(f).

“Form of Agreement” has the meaning ascribed to such term in Section 3.12(a).

“GAAP” means generally accepted accounting principles in the United States.

“GDPR” means the European Union General Data Protection Regulation (EU) 2016/679 and any amendments thereto, and the corresponding Laws of any European Union Member State.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Governmental Authority” means any United States federal, state or local or any non-United States governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered or issued by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Guaranty” means the Third Amended and Restated Guaranty Agreement, dated June 20, 2017, by and among the subsidiaries of the Company from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Hazardous Materials” means all materials, chemicals, substances or wastes defined as “hazardous,” “pollutant,” “contaminant,” “radioactive,” “harmful,” “toxic” or words of similar import, or regulated as such or for which liability standards of conduct may be imposed, under any Environmental Law, including petroleum and petroleum products, asbestos or asbestos-

containing material or products, urea formaldehyde or polychlorinated biphenyls or materials containing same, lead paint or materials, toxic or hazardous mold, greenhouse gases or other substances that may have an adverse effect on human health or the environment (including ambient air, vapor, surface water, groundwater, land surface or subsurface strata and natural resources) and any hazardous solid waste.

“Holdco Merger” has the meaning ascribed to such term in the recitals of this Agreement.

“Holdco Merger Agreement” has the meaning ascribed to such term in the recitals of this Agreement.

“Holdco Sub” has the meaning ascribed to such term in Section 1.01(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Independent Accounting Firm” has the meaning ascribed to such term in Section 1.03(d).

“Intellectual Property Rights” means any and all intellectual property rights, whether arising under the Laws of the United States or any foreign jurisdiction, including all of the following: (A) patents, patent applications and similar rights in patentable inventions (including utility, utility model, design patents and certificates of invention), including all reissues, reexaminations, divisionals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (B) trademarks, service marks, trade dress rights, trade names, logos, slogans, fictitious and other business names, brand names and other indicia of origin (whether registered or unregistered or common law), including all applications and registrations for the foregoing and all goodwill associated with the foregoing (“Marks”); (C) works of authorship, copyrights (whether registered or unregistered), and rights in copyrightable subject matter in published and unpublished works of authorship, including copyrights in Software and all applications and registrations for all of the foregoing (“Copyrights”); (D) (i) trade secret rights in confidential and proprietary information (including trade secret rights in confidential and proprietary inventions, processes, designs, formulae, methods, data, models, tools, algorithms, Software architectures, know-how, ideas, research and development) and (ii) any other materials falling within the definition of “trade secrets” as set forth in 18 U.S. Code Section 1890 (“Defend Trade Secrets Act of 2016”) (“Trade Secrets”); (E) Internet domain names and social media accounts; (F) rights with respect to databases and other compilations and collections of data or information; (G) any rights equivalent or similar to any of the foregoing; and (H) registrations, applications, extensions, reversions and renewals for any of the foregoing.

“Intercompany Agreements” has the meaning ascribed to such term under the Intercompany Framework Agreement.

“Intercompany Framework Agreement” means that certain Intercompany Framework Agreement, to be dated as of the Closing, by and between the Company and LiveRamp, the form of which is attached hereto as Exhibit C.

“Interested Stockholder” has the meaning ascribed to such term in Section 4.06(b).

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge as of the date hereof, after reasonable inquiry, of the officers and employees of Seller listed in Section 10.01 of the Disclosure Schedules.

“Law” means any federal, national, state or local, whether foreign, multi-national, or domestic, law (including common law), statute, treaty, regulation, ordinance, rule, judgment, Governmental Order, decree, approval, Permit, requirement or other governmental restriction, in each case having the force and effect of law, or binding interpretation or administration of any of the foregoing by, any Governmental Authority that is issued, enacted, adopted, promulgated, implemented or otherwise put in effect by or under the authority of, any Governmental Authority.

“Lease” has the meaning ascribed to such term in Section 3.14(a).

“Leased Real Property” has the meaning ascribed to such term in Section 3.14(a).

“Legacy Intercompany Agreements” means a Contract between an AMS Entity, on the one hand, and a LiveRamp Entity, on the other hand, in each case as defined in the Contribution Agreement.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, determined or determinable, secured or unsecured, or subordinated or unsubordinated, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement or undertaking (but excluding any future performance obligations under any such Contracts, arrangements or undertakings).

“LiveRamp” has the meaning ascribed to such term in the preamble to this Agreement.

“LiveRamp Assets” has the meaning ascribed to such term in the Contribution Agreement.

“LiveRamp Entity” has the meaning ascribed to such term in the Contribution Agreement.

“LiveRamp Liabilities” has the meaning ascribed to such term in the Contribution Agreement.

“LiveRamp Sale” means any Third Party purchasing or otherwise acquiring, directly or indirectly, in one transaction or a series of transactions, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, recapitalization, liquidation, dissolution, tender offer, exchange offer or any similar transaction for any one or more of the LiveRamp Assets that constitute twenty percent (20%) or more of the LiveRamp Assets.

“LLC Conversion” has the meaning ascribed to such term in the recitals of this Agreement.

“Marks” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Material Contracts” has the meaning ascribed to such term in Section 3.18.

“Membership Interests” means all of the membership interests of the Company, including any membership interests issued between the date hereof and the Closing (after giving effect to the Holdco Merger and the LLC Conversion).

“Names and Marks” has the meaning ascribed to such term in Section 6.13(a).

“Nasdaq” means the Nasdaq Global Select Market.

“Net Working Capital” means Current Assets minus Current Liabilities.

“New Commitment Letters” has the meaning ascribed to such term in Section 6.07(h).

“Non-U.S. Benefit Plan” means any Benefit Plan maintained pursuant to the Laws of a country other than the United States.

“Non-U.S. Employees” means the employees who are employed by any of the Business Subsidiaries domiciled outside of the United States.

“Notice of Adverse Recommendation Change” has the meaning ascribed to such term in Section 6.07(h).

“Notice of Superior WholeCo Proposal” has the meaning ascribed to such term in Section 6.07(h).

“Notice Period” has the meaning ascribed to such term in Section 6.07(h).

“Open Source Software” means, any Software that is licensed, distributed or conveyed as “open source software”, “free software”, “copyleft”, or under a similar licensing or distribution model or under a contract that (i) has been approved as an open source license by the Open Source Initiative (including Software licensed under any license listed at www.opensource.org) or Free Software Definition (as promulgated by the Free Software Foundation), or that contains or is derived from any such Software, or (ii) provides as a condition or covenant of use, modification or distribution of the licensed Software, that such Software, or other Software derived from, or linked to, such Software or into or with which such Software is incorporated, combined or distributed (A) be redistributable at no charge, (B) be licensable and/or redistributed to third parties for the purpose of making derivative works or under all or some of the terms of such contract, or (C) be distributed or otherwise disclosed or made available in source code form.

“Outside Date” has the meaning ascribed to such term in Section 9.01(b)(i).

“Owned Business Intellectual Property” means Business Intellectual Property that is owned or purported to be owned by any of the Business Subsidiaries, including any Proprietary Software.

“Owned Real Property” has the meaning ascribed to such term in Section 3.14(b).

“Participant” means, with respect to any Benefit Plan, each current or former employee, officer, director, independent contractor or other individual service provider of the Business Subsidiaries or any other Business Employee (in each case, including such individual’s covered dependents) and each other Person eligible to participate, or participates, in such Benefit Plan.

“Patents” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Patent Cross License Agreement” means that certain Patent Cross License Agreement, to be dated as of the Closing, by and between the Company and LiveRamp, the form of which is attached hereto as Exhibit E.

“Payoff Amount” has the meaning ascribed to such term in Section 6.17.

“Payoff Letter” has the meaning ascribed to such term in Section 6.17.

“Performance Award Agreement” has the meaning ascribed to such term in Section 7.01.

“Permit” means any permit, license, variance, franchise or authorization of any Governmental Authority.

“Permitted Encumbrances” means (a) Encumbrances imposed by Law or Leases such as carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’, and vendors’ liens and other statutory liens securing obligations which are not yet delinquent or the validity or amount of which are being contested in good faith by appropriate actions; (b) Encumbrances that do not, individually or in the aggregate, materially impair or materially interfere with the present use of the assets or otherwise materially impair present business operations; (c) Encumbrances for Taxes, assessments and other governmental charges not yet delinquent or the validity of which is being contested in good faith by appropriate actions or that are reserved on the balance sheets included in the Company’s financial statements; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (e) all matters of record, reciprocal easement agreements and other encumbrances that do not, and would not be reasonably expected to, materially detract from the use or operation of the property or other asset subject thereto as currently used or operated by Seller or any of the Business Subsidiaries; (f) all applicable zoning, entitlement, conservation restrictions, land use restrictions and other governmental rules and regulations which are not violated by the current use of the existing improvements on the Real Property; (g) matters that would be disclosed by a current survey of the Real Property; (h) with respect to Real Property, easements or claims of easements, boundary line disputes, overlaps, encroachments and assessments, rights of parties in possession without options to purchase or rights of first refusal and title to any portion of the premises lying within the right of way or boundary of any public road or private road that would be disclosed by a current survey of the Real Property, in each case that do not materially interfere with the Business as presently conducted; (i) Encumbrances incurred in the ordinary course of business or (j) Encumbrances arising through or under landlords of Leased Real Property and not the responsibility of Seller or any of the Business Subsidiaries.

“Permitted LiveRamp Proposal” has the meaning ascribed to such term in Section 6.07(k)(iii).

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Data” means any data or information in any media that constitutes “personal data,” “personal information,” or the equivalent under any applicable Data Protection Law or Privacy Policies.

“Post-Closing Statement” has the meaning ascribed to such term in Section 1.03(b).

“Privacy Policies” has the meaning ascribed to such term in Section 3.15(g).

“Proprietary Software” has the meaning ascribed to such term in Section 3.15(a).

“Proxy Statement” means a proxy statement relating to the Stockholders’ Meeting, as amended or supplemented from time to time.

“Purchase Price” has the meaning ascribed to such term in Section 1.02.

“Purchase Price Adjustment” has the meaning ascribed to such term in Section 1.03(f).

“Purchaser” has the meaning ascribed to such term in the preamble to this Agreement.

“Purchaser Expenses” means all of Purchaser’s reasonably documented out-of-pocket fees and expenses (including the Purchaser Financing Expenses) actually incurred by Purchaser or its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement and the Transaction Documents, including the financing thereof, which amount shall not be greater than ($15,000,000).

“Purchaser Financing” has the meaning ascribed to such term in Section 6.03(d)(i).

“Purchaser Financing Expenses” means the following Purchaser Expenses payable by Purchaser or its Subsidiaries on or prior or to or as a result of the termination of this Agreement in connection with the Purchaser Financing (including an Alternative Debt Financing): (i) the Structuring Fee, Upfront Fee and Ticking Fee (if any) as defined in and payable pursuant to the fee letter executed in connection with the Commitment Letter (the “Fee Letter”), (ii) the initial purchaser or underwriting commission or discount (if any) required to be paid pursuant to Section 5 of the engagement letter (executed in connection with the Commitment Letter) in connection with any offering of debt securities by Purchaser or any of its Subsidiaries the proceeds of which are to be used to finance the Sale (excluding such discount, commissions or fees required to be paid in connection with any such offering of debt securities by Purchaser or any of its Subsidiaries) and (iii) any premium (not in excess of 1.00%) required to be paid to the holders of any securities issued pursuant to the preceding clause (ii) in the event that the Closing fails to occur and such securities are required to be redeemed by Purchaser or any of its Subsidiaries.

“Purchaser Plans” has the meaning ascribed to such term in Section 7.02(c).

“Purchaser Returns” has the meaning ascribed to such term in Section 8.01(b).

“Purchaser’s Allocation” has the meaning ascribed to such term in Section 1.05(a).

“Real Property” means the Leased Real Property and the Owned Real Property.

“Registered Owned Business IP” has the meaning ascribed to such term in Section 3.15(a).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, dumping, disposal, leaching or migration into the environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means, with respect to any Person, the directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) of such Person and its Affiliates.

“Retention Pool” means the pool established by the Seller in the amount of $10 million intended to retain and incentivize key Business Employees, as initially set forth in Section 7.02(l) of the Disclosure Schedules.

“Sale” has the meaning ascribed to such term in the recitals of this Agreement.

“Sanctioned Country” has the meaning ascribed to such term in Section 3.10(c).

“Sanctioned Persons” has the meaning ascribed to such term in Section 3.10(c).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Section 280G Deduction Loss Amount” means the value of any deduction (determined assuming an applicable tax rate of 26.1%) that will not be available to Purchaser or any of its Affiliates (including, for this purpose, the Business Subsidiaries) in connection with the payment of any “excess parachute payment” (within the meaning of Section 280G of the Code) on account of Section 280G of the Code (and any substantially similar state or local tax law) in connection with the consummation of the transactions contemplated by the Transaction Documents, determined assuming that any payments that could be excess parachute payments are made immediately following the Closing.

“Securities Act” means the Securities Act of 1933, and the rules and regulations thereunder.

“Security Agreement” means the Fourth Amended and Restated Pledge and Security Agreement, dated June 20, 2017, by and among Company, the subsidiaries of the Company from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Seller” has the meaning ascribed to such term in the preamble to this Agreement.

“Seller Affiliated Group Return” has the meaning ascribed to such term in Section 6.06(a).

“Seller Licensed Software” means all Software licensed to the Seller (to the extent related to the Business) or any of the Business Subsidiaries.

“Seller Plan” means any compensation or benefit plan, program, arrangement, policy or agreement, whether written or unwritten, including any such plan, program, arrangement, policy or agreement that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, whether or not such employee welfare benefit plan is subject to ERISA, an employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such pension plan is subject to ERISA, or health, medical, dental, disability, accident or life insurance or a bonus, incentive, deferred compensation, Tax gross-up, vacation, stock purchase, stock option, restricted stock or other equity-based award, severance, termination, retention, retirement, savings, employment, change of control, vacation, fringe benefit or any similar plan, program, arrangement or agreement, which is sponsored, maintained or contributed to (or required to be contributed to) by the Seller or any of its Affiliates and that benefits a Business Employee (or any of their respective covered dependents), other than a Benefit Plan.

“Seller Related Parties” has the meaning ascribed to such term in Section 9.03(d).

“Seller Returns” has the meaning ascribed to such term in Section 8.01(a).

“Seller’s Allocation Notice” has the meaning ascribed to such term in Section 1.05(a).

“SERP Employee” has the meaning ascribed to such term in Section 7.02(k).

“Software” means (i) computer programs, including application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form; (ii) computer databases, including all data and information included in such databases; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation, related to any of the foregoing.

“Stockholder Approvals” means, collectively, (a) the adoption of a resolution authorizing the Sale (as required by the DGCL) and (b) the adoption of a resolution authorizing the Holdco Merger and the LLC Conversion (as required by the DGCL), in each case by the holders of 66 2/3% of the outstanding shares of Company Common Stock entitled to vote thereon at the Stockholders’ Meeting.

“Stockholders’ Meeting” has the meaning ascribed to such term in Section 6.04(a)(iii).

“Subsidiary” means, with respect to any Person, any other Person of which (i) voting power to elect a majority of the board of directors (or equivalent governing body) with respect to such other Person is held by the first mentioned Person and/or by any one or more of its other Subsidiaries or (ii) more than 50% of the equity interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person and/or by any one or more of its other Subsidiaries.

“Superior WholeCo Proposal” has the meaning ascribed to such term in Section 6.07(k)(iv).

“Surveys” has the meaning ascribed to such term in Section 6.18.

“Target Working Capital” means $21,220,000.

“Tax” or “Taxes” means (i) any taxes of any kind whatsoever, including any federal, state, local or foreign income, estimated, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum and occupation taxes, imposts, duties, withholdings, charges, fees, levies or other assessments, in each case in the nature of a tax, imposed by any Governmental Authority, whether domestic or foreign, together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts and (ii) any liability for payment of amounts described in clause (i) of this definition as a result of transferee or successor liability or being a member of an affiliated, consolidated, combined, aggregate or unitary group for any period, or otherwise through operation of Law.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information filed or required to be filed with any Governmental Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” has the meaning ascribed to such term in Section 9.03(a).

“Third Party” means any Person or group other than Purchaser and its Affiliates or Seller and its Affiliates.

“Trade Secrets” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Transaction Documents” means, collectively, this Agreement, the Contribution Agreement, the Intercompany Framework Agreement, the Intercompany Agreements, the Patent Cross License Agreement, the Transition Services Agreement, any material agreement relating to the Separation and the Transfer Documents.

“Transaction Expenses” means, to the extent unpaid at the Closing, all costs, fees and expenses incurred in connection with the negotiation, execution, performance and delivery of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, any sales process or other strategic review process by and with respect to the Company or Seller, including, but not limited to, any Competing AMS Proposal, Permitted LiveRamp Proposal or WholeCo Proposal) to the extent such costs, fees and expenses are payable or reimbursable by any of the Business Subsidiaries in respect of (a) brokerage fees, commissions, finders’ fees or financial advisory fees (including fees of Evercore Group L.L.C. and Morgan Stanley & Co. LLC), (b) fees and expenses of legal counsel, accountants, consultants, data room providers and other experts and advisors so incurred (including fees of Wilson Sonsini Goodrich & Rosati, Professional Corporation and Baker & McKenzie LLP), (c) fees and expenses related to any D&O Insurance, (d) the Separation, including, but not limited to, one-time severance, IT and other Separation costs, (e) any Change in Control Payments or (f) any Section 280G Deduction Loss Amount. For the avoidance of doubt, Transaction Expenses shall not include Taxes or any such costs, fees and expenses paid or payable by Seller or any Subsidiary of Seller that is not a Business Subsidiary.

“Transaction Payroll Taxes” means the employer-paid portion of any payroll or employment Taxes payable in connection with any Change in Control Payments.

“Transactions” means, collectively, the Separation, including the Contribution Transactions and the other transactions contemplated by the Transfer Documents, Holdco Merger, LLC Conversion and the Sale.

“Transfer Date” has the meaning ascribed to such term in the Contribution Agreement.

“Transfer Document” has the meaning ascribed to such term under the Contribution Agreement.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, value-added, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes.

“Transition Services Agreement” means the Master Transition Services Agreement, to be dated as of the Closing, by and between the Company and LiveRamp, and the exhibits and schedules attached thereto, the form of which is attached hereto as Exhibit D.

“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code.

“WholeCo Proposal” has the meaning ascribed to such term in Section 6.07(k)(v).

“willful and material breach” has the meaning ascribed to such term in Section 9.02.

ARTICLE XI

MISCELLANEOUS

11.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Closing except, (i) for those covenants and agreements pursuant to Section 5.01(w) or (ii) in the case of fraud or as provided in Section 9.02, upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that this Section 11.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing or after termination of this Agreement.

11.02 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by the Company, Seller, LiveRamp or Purchaser without the prior written consent of each party hereto; provided, however, that Purchaser may, upon written notice to Seller, assign to any Affiliate all or a portion of its rights and obligations hereunder without the consent of the other parties, as long as Purchaser remains ultimately liable for all of Purchaser’s obligations hereunder .

11.03 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Seller and Purchaser provided that, notwithstanding anything to the contrary contained herein, none of Section 11.07, 11.08, 11.09 or 11.18 or this Section 11.03 (or any other provision of this Agreement to the extent an amendment of such provision would modify the substance of any of Section 11.07, 11.08, 11.09 or 11.18 or this Section 11.03) may be amended in a manner that is adverse in any respect to any Debt Financing Source and its Affiliates without the prior written consent of the Commitment Parties (as defined in the Commitment Letter). At any time prior to the Closing, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of the other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party to be bound thereby. Notwithstanding the foregoing, no failure or delay by Seller or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.04 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Seller and Purchaser. Thereafter, except as otherwise contemplated by Section 6.07 (and, for the avoidance of doubt, nothing herein shall limit the rights of Seller or its board of directors (or any duly authorized committee thereof) under Section 6.07) and except to the extent disclosed in or consistent with the Proxy Statement, no party hereto shall issue or cause the publication of any press release or other public announcement or disclosure regarding this Agreement or its subject matter without the other party’s prior written consent (which consent shall not be unreasonably withheld or delayed), except for any such disclosure that is required by applicable Law or the rules of any applicable stock exchange or for press releases or other public statements that are substantially consistent with prior press releases or other public statements made by the parties in compliance with this Section 11.04.

11.05 Expenses. Whether or not the Transactions are consummated, and except as otherwise specified herein, each party shall bear its own expenses with respect to the Sale and the other Transactions; provided, however, that Purchaser and Seller shall equally bear Transfer Taxes arising out of or incurred in connection with the Sale and the Separation and shall cooperate to ensure the timely payment of all Transfer Taxes arising out of or incurred in connection therewith. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes.

11.06 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

11.07 No Third Party Beneficiaries. Except as set forth in Section 6.09 and Section 11.15, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder; provided that the Debt Financing Sources are intended beneficiaries of, and shall be entitled to enforce, Sections 11.03, 11.08, 11.09, 11.18 and this Section 11.07.

11.08 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided that, notwithstanding the foregoing, any disputes involving the Debt Financing Sources will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of New York. In addition, each of the parties (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of

Delaware in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Sale or the other Transactions; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Action relating to this Agreement or the Sale or the other Transactions in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, (i) that any such Action is brought in an inconvenient forum, (ii) that any such Action should be transferred or removed to any court other than one of the above-named courts, (iii) that any such Action should be stayed by reason of the pendency of some other Action in any court other than one of the above-named courts, or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each party hereto agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.13. Notwithstanding the foregoing in this Section 11.08, a party may commence any Action in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts relating to any dispute (whether in contract, tort or otherwise) arising out of this Agreement or the Transactions. Each of the parties to this Agreement agrees that, notwithstanding anything to the contrary contained herein, it will not bring or support any action, cause of action, claim, cross-claim, third party claim or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter, the Debt Financing (or any commitment letter relating to any Alternative Debt Financing) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America, in each case, sitting in the Borough of Manhattan, and any appellate court from any thereof.

11.09 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING SOURCES).

11.10 Specific Performance. The parties agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of such party hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.11 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

11.12 Counterparts. The parties hereto may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original but all of which taken together shall constitute one and the same agreement.

11.13 Notices. All notices required to be given hereunder shall be in writing and be given in person or by means of electronic mail, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by electronic mail, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) three (3) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid. Notices shall be addressed as follows:

If to Purchaser or the Company (after the Closing), to:

The Interpublic Group of Companies, Inc.

909 Third Avenue

New York, NY 10022

Attn: General Counsel

Email: Andrew.Bonzani@interpublic.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn: Steven Gartner; Danielle Scalzo

Email: sgartner@willkie.com; dscalzo@willkie.com

If to Seller or the Company (prior to the Closing), to:

Acxiom Corporation

301 E. Dave Ward Drive

Conway, AR 72032

Attn: General Counsel

Email: jerry.jones@acxiom.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

Attn: Michael S. Ringler; Derek Liu

Email: mringler@wsgr.com; dliu@wsgr.com

provided, however, that if any party shall have designated a different address by notice to the other, then notices shall be addressed to the last address so designated.

11.14 Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The parties hereto acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Disclosure Schedules and Exhibits hereto) and not to any particular provision of this Agreement. Article, Section and Schedule references are to the Articles, Sections, and Disclosure Schedules to this Agreement unless otherwise specified. Unless otherwise stated, all references to any Contract shall be deemed to include the schedules to such Contract that have been made available. The word “including” and words of similar import when used in this Agreement mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. Unless otherwise specified in a particular case, the word “days” refers to calendar days. References herein to any Law shall be deemed to refer to such Law as it may be amended, modified or supplemented from time to time, unless otherwise specified. All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

11.15 Privilege; Counsel. Wilson Sonsini Goodrich & Rosati, Professional Corporation and Baker & McKenzie LLP (collectively and individually, “Counsel”) have been engaged by Seller and/or its directors to represent them and the Business Subsidiaries, including the Company, in connection with the transactions contemplated hereby. Purchaser (on its behalf and on behalf of its controlled Affiliates) hereby (a) agrees that, in the event that a dispute arises after the Closing between Purchaser and/or any of its controlled Affiliates, on the one hand, and Seller and/or any of its Affiliates, on the other hand, Counsel may represent Seller and/or any of its Affiliates in such dispute even though the interests of Seller and/or any of its Affiliates may be directly adverse to Purchaser, the Business Subsidiaries or any of their Affiliates and even though Counsel may have represented the Business Subsidiaries (prior to Closing) in a matter substantially related to such dispute and (b) waives any conflict in connection therewith. Purchaser (on its behalf and on behalf of its Affiliates) further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among Counsel, Seller and the Business Subsidiaries (including any of their respective directors, officers, employees or other Representatives) (the “Designated Persons”) to the extent occurring prior to Closing and relating to this Agreement or the transactions contemplated hereby are subject to the attorney-client privilege, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, the Business Subsidiaries or any of their Affiliates; provided, that the foregoing shall not extend to any communication not involving this Agreement or the transactions contemplated hereby, or to communications with any Person other than the Designated Persons and their advisors. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Business Subsidiaries or any of their respective Affiliates and a third party other than a party to this Agreement after the Closing, Purchaser may assert (or cause to be asserted) the attorney-client privilege to prevent disclosure of confidential communications by Counsel to such third party; provided, however, that to the extent such dispute relates to this Agreement or the transactions contemplated hereby, Purchaser may not waive (or permit the waiver of) such privilege without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

11.16 Disclosure Schedules. The Disclosure Schedules shall be deemed to be a part of this Agreement and are fully incorporated into this Agreement by reference. Any capitalized terms used in any Disclosure Schedule but not otherwise defined therein shall have the meanings ascribed to such terms in this Agreement. The inclusion of any item referenced in one section or subsection of the Disclosure Schedules shall be deemed to refer to (a) the corresponding section of this Agreement and (b) any other section or subsection of the Disclosure Schedules (and accordingly to the applicable sections or subsections of this Agreement), whether or not an explicit cross-reference appears, if the applicability of such item to the other section or subsection is reasonably apparent on the face of such disclosure. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

11.17 Entire Agreement. This Agreement (including the Disclosure Schedules), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties and supersedes any prior understanding, agreements or representations by or between the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

11.18 No Recourse to Debt Financing Sources. No Debt Financing Source shall have any liability or obligation to any of the parties to this Agreement or their respective Affiliates with respect to this Agreement or with respect to any claim or cause of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the Company that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Debt Financing Source, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D); provided that this Section 11.18 does not limit or affect any rights or remedies that Purchaser or its Affiliates may have under the Commitment Letter against the parties to the Commitment Letter.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

ACXIOM HOLDINGS, INC.

By:	/s/ Jerry C. Jones
Name: Jerry C. Jones
Title: EVP

[Signature Page to Membership Interest Purchase Agreement]

ACXIOM CORPORATION

By:	/s/ Scott Howe
Name: Scott Howe
Title: President and CEO

[Signature Page to Membership Interest Purchase Agreement]

LIVERAMP, INC. (solely for purposes of Sections 6.05 and 6.15)

By:	/s/ Scott Howe
Name: Scott Howe
Title: President and CEO

[Signature Page to Membership Interest Purchase Agreement]

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By:	/s/ Philippe Krakowsky
Name: Philippe Krakowsky
Title: EVP, Chief Strategy and Talent
Officer, IPG and Chairman and CEO,
IPG Mediabrands

[Signature Page to Membership Interest Purchase Agreement]